Exhibit 99.2

ELDORADO GOLD CORPORATION

and

FORAN MINING CORPORATION

ARRANGEMENT AGREEMENT

February 1, 2026

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION

ARTICLE 2 THE ARRANGEMENT

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Company	35
Section 3.2	Representations and Warranties of the Purchaser	35
Section 3.3	Survival of Representations and Warranties	35

ARTICLE 4 COVENANTS

( i )

Section 4.10	Public Communications	49

ARTICLE 5 ADDITIONAL AGREEMENTS

ARTICLE 6 TERM AND TERMINATION

Section 6.1	Term	59
Section 6.2	Termination	59
Section 6.3	Effect of Termination/Survival	61
Section 6.4	Notice and Cure Provisions	62

ARTICLE 7 CONDITIONS PRECEDENT

Section 7.1	Mutual Conditions Precedent	62
Section 7.2	Additional Conditions Precedent to the Obligations of the Company	63
Section 7.3	Additional Conditions Precedent to the Obligations of the Purchaser	64

ARTICLE 8 GENERAL

( ii )

SCHEDULES

Schedule A - FORM OF PLAN OF ARRANGEMENT

Schedule B - ARRANGEMENT RESOLUTION

Schedule C - PURCHASER SHARE ISSUANCE RESOLUTION

Schedule D - REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Schedule E - REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

( iii )

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of February 1, 2026

BETWEEN

ELDORADO GOLD CORPORATION, a corporation existing under the Canada Business Corporations Act

(the “Purchaser”)

- and -

FORAN MINING CORPORATION, a corporation existing under the laws of the Province of British Columbia

(the “Company”)

RECITALS:

A.	The Parties are proposing an arrangement involving, among other things, the acquisition by the Purchaser of all of the outstanding Company Shares pursuant to the Arrangement, as provided in this Agreement.

B.	The Company Special Committee, after receiving financial and legal advice and the Company Fairness Opinions, has unanimously determined that the Arrangement is fair to the Company Securityholders and in the best interests of the Company and has unanimously recommended to the Company Board that the Company Board (a) approve this Agreement and the Arrangement and (b) recommend that the Company Securityholders vote in favour of the Arrangement Resolution.

C.	The Company Board, after receiving the recommendation of the Company Special Committee, financial and legal advice and the Company Fairness Opinions, (a) has unanimously determined that the Arrangement is fair to the Company Securityholders and that the Arrangement is in the best interests of the Company and (b) has unanimously resolved to recommend that the Company Securityholders vote in favour of the Arrangement Resolution.

D.	The Purchaser has entered into the Company Support Agreements with the Company Supporting Securityholders and the Company has entered into the Purchaser Support Agreements with the Purchaser Supporting Shareholders.

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

Article 1
INTERPRETATION

Section 1.1             Definitions

In this Agreement, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a third party other than the Purchaser: (a) that is entered into in accordance with Section 5.3 hereof; (b) that contains confidentiality restrictions that are no less favourable to the Company than those set out in the Confidentiality Agreement; (c) that does not permit the third party to acquire any securities of the Company or any of its Subsidiaries; and (d) that contains customary standstill provisions that only permits the third party to, either alone or jointly with others, to make a Company Acquisition Proposal to the Company Board that is not publicly announced;

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to Section 102 of the Competition Act with respect to the transactions contemplated by this Agreement;

“affiliate” and “associate” have the meanings respectively ascribed thereto under the Securities Act;

“Agreement” means this arrangement agreement (including the Schedules attached hereto) as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof;

“Annual Financial Statements” means the audited consolidated financial statements of the Company as at and for the years ended December 31, 2024 and 2023, including the report of auditor thereon and the notes thereto;

“Arrangement” means an arrangement pursuant to the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations made thereto in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting substantially in the form of Schedule B hereto;

“BCBCA” means the Business Corporations Act (British Columbia);

“Bigstone Property” means the Company’s 100% owned Bigstone Property located in east-central Saskatchewan, approximately 85 kilometres west of Flin Flon, Manitoba, as more particularly described in the Company Public Disclosure Record and the Company Technical Report;

“BMO Capital Markets” means BMO Nesbitt Burns Inc., financial advisor to the Purchaser;

“BMO Capital Markets Fairness Opinion” means the opinion of BMO Capital Markets that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration payable by the Purchaser pursuant to the Arrangement is fair, from a financial point of view, to the Purchaser;

“Business Day” means a day other than a Saturday, a Sunday or any day on which major banks are closed for business in Vancouver, British Columbia;

“Canadian Resident” means a beneficial owner of Company Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person) or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

“Canadian Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws;

“Collective Agreements” means any collective bargaining agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or Contract with, or legally binding commitment to, any labour union, trade union, employee organization, employee association or similar entity which impose any obligations upon the Company or any of its Subsidiaries in respect of the Company Employees, the Company Contractors or otherwise;

“Commissioner” means the Commissioner of Competition (including any Acting Commissioner of Competition) appointed under the Competition Act and includes any person duly authorized to exercise the powers and perform the duties on behalf of the Commissioner of Competition;

“Company Acquisition Proposal” means any bona fide (a) written or oral offer or proposal or inquiry from any person or group of persons (other than the Purchaser and its affiliates) after the date of this Agreement relating to: (i) any direct or indirect acquisition, take-over bid, tender offer, exchange offer, treasury issuance of securities, sale of securities or other transaction by any person or group of persons of voting, equity or other securities of the Company or any of its Subsidiaries (or securities convertible into or exchangeable or exercisable for voting, equity or other securities) that, if consummated, would result in such person or group of persons owning 20% or more of the voting, equity or other securities of the Company or any of its Subsidiaries (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for voting, equity or other securities); (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, reorganization, recapitalization, winding up, liquidation, dissolution or other business combination in respect of the Company or any of its Subsidiaries whose assets individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of the Company and its Subsidiaries; (iii) any direct or indirect acquisition or purchase (or any lease, licence, royalty, joint venture, long-term supply agreement, earn-in or other arrangement having similar economic effect), whether in a single transaction or a series of related transactions, by any person or group of persons of any assets of the Company or any of its Subsidiaries that individually or in the aggregate constitute 20% or more of the consolidated assets of the Company and its Subsidiaries, in each case based on the consolidated financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record; or (iv) any other similar transaction, series of transactions or arrangement having a similar economic effect, involving the Company or any of its Subsidiaries, (b) public announcement of, or of an intention to do, any of the foregoing, or (c) modification or proposed modification of any such expression, proposal, inquiry or offer, in each case, whether by plan of arrangement, amalgamation, merger, consolidation, reorganization, recapitalization, winding up, liquidation, dissolution or other business combination, sale of assets, sale of securities, treasury issuance of securities, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving the Company or any of its Subsidiaries, and in each case excluding the Arrangement and the other transactions contemplated by this Agreement;

“Company Board” means the board of directors of the Company;

“Company Board Recommendation” has the meaning ascribed thereto in Section 2.5(2)(d);

“Company Budget” means the 2026 capital and operating budget of the Company and its Subsidiaries approved by the Company Board, as made available to the Purchaser prior to the date hereof;

“Company Common Shares” means the common shares in the capital of the Company;

“Company Contractors” means the independent contractors of the Company and any of its Subsidiaries;

“Company Credit Agreement” means the amended and restated credit agreement between MBO, the Company, Sprott Resource Lending Corp., and Sprott Private Resource Lending III (Collector-1), LP dated October 1, 2024, as amended by the first amending agreement between MBO, the Company, Sprott Resource Lending Corp., and Sprott Private Resource Lending III (Collector-1), LP dated March 31, 2025;

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Company and delivered to the Purchaser with this Agreement;

“Company DSUs” means deferred share units granted under the Company LTIP;

“Company Employees” means the officers and employees of the Company and any of its Subsidiaries;

“Company Equity Awards” means the Company DSUs, Company RSUs and Company Options;

“Company Fairness Opinions” means the NBF Fairness Opinion and the Morgan Stanley Fairness Opinion;

“Company LTIP” means the long-term incentive plan of the Company that became effective on May 11, 2023, as amended effective February 27, 2025;

“Company Material Adverse Effect” means any fact, state of facts, change, effect, event, circumstance, occurrence or development that, individually or in the aggregate, is or could reasonably be expected to be material and adverse to the current or future business, operations, results of operations, capitalization, assets, properties, liabilities (contingent or otherwise and whether contractual or otherwise), condition (financial or otherwise) of the Company and its Subsidiaries, on a consolidated basis, except any such fact, state of facts, change, effect, event, circumstance, occurrence or development resulting from:

(a)	any change, development or condition in or relating to general political, economic or financial or capital market conditions, whether globally or in Canada, including the imposition or adjustment of tariffs;

(b)	any change or proposed change in Law (including with respect to Taxes) or IFRS or the interpretation, application or non-application of any Law;

(c)	any change affecting the global copper mining industry as a whole;

(d)	any epidemic, pandemic, disease outbreak, other health crisis or public health event, including any worsening or re-occurrence thereof and any governmental or other response thereto;

(e)	any natural disaster, severe weather event, armed hostilities, war or act of terrorism and governmental response thereto;

(f)	any change in currency exchange, interest or inflation rates;

(g)	any change (on a current or forward basis) in the price of copper, zinc or gold;

(h)	a change in the market price or trading volume of the Company Common Shares (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(i)	any failure of the Company (or any of its Subsidiaries) to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of this Agreement (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred); or

(j)	the public announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

provided, however, that each of clauses (a) through (g) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) the Company and its Subsidiaries, on a consolidated basis, or disproportionately materially adversely affect the Company and its Subsidiaries in comparison to other comparable persons who operate in the industry in which the Company and its Subsidiaries operate and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Company Material Adverse Effect has occurred;

“Company Meeting” means the special meeting of the Company Securityholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement Resolution;

“Company Non-Voting Shares” means the non-voting shares in the capital of the Company;

“Company Optionholder” means a holder of Company Options;

“Company Options” means stock options to purchase Company Common Shares granted under the Company LTIP;

“Company Properties” means the McIlvenna Bay Property, the Bigstone Property and all other mineral properties in which the Company has a direct or indirect economic interest as described in the Company Disclosure Letter;

“Company PSUs” means performance share units granted under the Company LTIP;

“Company Public Disclosure Record” means all documents filed by or on behalf of the Company on SEDAR+ since January 1, 2024 and prior to the date hereof that are publicly available on the date hereof;

“Company RSUs” means restricted share units granted under the Company LTIP;

“Company SARs” means share appreciation rights granted under the Company LTIP;

“Company Securityholder” means, collectively, the Company Shareholders, the Company Optionholders and the holders of Company RSUs and Company DSUs;

“Company Securityholder Approval” has the meaning ascribed thereto in Section 2.2(b);

“Company Shareholder” means a holder of one or more Company Shares;

“Company Shares” means, collectively, the Company Common Shares and the Company Non-Voting Shares;

“Company Special Committee” means the special committee of independent directors of the Company;

“Company Special Committee Fairness Opinion” means the opinion of Stifel that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders;

“Company Superior Proposal” means any unsolicited bona fide written Company Acquisition Proposal from a person or group of persons who is or are an arm’s length third party of the Company (other than the Purchaser), made after the date of this Agreement, to acquire not less than all of the outstanding Company Shares or all or substantially all of the assets of the Company on a consolidated basis that:

(a)	complies with Canadian Securities Laws and did not result from or involve a breach of this Agreement or any agreement between the person making such Company Acquisition Proposal and the Company;

(b)	the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, and after taking into account all of the terms and conditions of such Company Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Company Acquisition Proposal and the person or persons making such Company Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is (i) in the best interests of the Company; and (ii) more favourable to the Company Shareholders from a financial point of view than the Arrangement (taking into account any amendments to this Agreement and the Arrangement proposed by the Purchaser pursuant to Section 5.4);

(c)	is made available to all of the holders of Company Shares on the same terms and conditions;

(d)	is not subject to any financing contingency or condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Company Shares or assets, as the case may be;

(e)	is not subject to any due diligence or access condition;

(f)	the Company Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Company Acquisition Proposal and the person or persons making such Company Acquisition Proposal; and

(g)	in the event that the Company does not have the financial resources to pay the Company Termination Fee, provides that the person making such Company Acquisition Proposal shall advance or otherwise provide the Company the cash required for the Company to pay the Company Termination Fee and such amount shall be advanced or provided on or before the date such Company Termination Fee becomes payable;

“Company Superior Proposal Notice” has the meaning ascribed thereto in Section 5.4(1)(c);

“Company Support Agreements” means the voting and support agreements, including all amendments thereto, between the Purchaser and each of the Company Supporting Securityholders setting forth the terms and conditions upon which such Company Supporting Securityholder agrees to vote their Company Shares, Company Options, Company RSUs and Company DSUs in favour of the Arrangement Resolution;

“Company Supporting Securityholders” means the persons, other than the Purchaser, who are party to the Company Support Agreements, including, but not limited to each of the Company’s directors and officers and certain other Company Securityholders;

“Company Technical Report” means the technical report of the Company titled “2025 Technical Report on the McIlvenna Bay Project, Saskatchewan, Canada” dated effective March 12, 2025, with a report date of March 12, 2025;

“Company Termination Fee” means $200,000,000;

“Company Termination Fee Event” has the meaning ascribed thereto in Section 5.6(2);

“Company Title Opinion” means an opinion as to the title and ownership interests of the Company Properties and the registered Liens thereon, dated the Effective Date and consistent in all material respects with the representations of the Company set out in Section 20 of Schedule D;

“Competition Act” means the Competition Act, R.S.C. 1985, c C-34 and includes the regulations made thereunder;

“Competition Act Approval” means either:

(a) the issuance of an Advance Ruling Certificate; or

(b) both (i) the applicable waiting period under subsection 123(1) of the Competition Act shall have expired or have been terminated in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act; and (ii) unless waived in writing by the Purchaser at any time in its sole discretion, the Commissioner shall have issued a No Action Letter and such letter remains in full force and effect.

“Confidentiality Agreement” means the confidentiality agreement dated August 12, 2025 between the Company and the Purchaser;

“Consideration” means the consideration to be received pursuant to the Plan of Arrangement in respect of each Company Common Share that is issued and outstanding immediately prior to the Effective Time or that is issued upon conversion of Company Non-Voting Shares in accordance with the Plan of Arrangement, consisting of 0.1128 of a Purchaser Share and $0.01 in cash;

“Consideration Shares” means the Purchaser Shares to be issued as Consideration pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, Joint Venture, partnership, note, instrument, or other right or obligation (whether written or oral) to which a Party or any of its Subsidiaries is a party or by which the Party or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“D&O Indemnified Parties” has the meaning ascribed thereto in Section 4.9;

“Data Room” means the documents contained in the virtual data rooms established by the Company as at 5:00 p.m. (Vancouver time) on January 31, 2026;

“Data Security Incident” means any confirmed or suspected unauthorized or unlawful access to, or use, disclosure or other processing of, Personal Information, or any other data security incident impacting the Company or any of its Subsidiaries.

“Data Security Requirements” means all of the following, to the extent relating to privacy or data security and applicable to the Company: (i) all of the Company’s own privacy and data security policies, rules and procedures; (ii) all applicable Laws; (iii) industry standards applicable to the industry in which the Company operates; and (iv) contractual obligations.

“Depositary” means Computershare Trust Company of Canada, or any other depositary or trust company, bank or financial institution as the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably;

“Dissent Rights” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis and Retrieval systems;

“Effective Date” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Eligible Holder” means: (i) a Canadian Resident; or (ii) an Eligible Non-Resident;

“Eligible Non-Resident” means a beneficial owner of Company Shares immediately prior to the Effective Time, who is not a resident of Canada for the purposes of the Tax Act, and whose Company Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act, or a partnership any member of which is not a resident of Canada for the purposes of the Tax Act, and whose Company Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

“Employee Plan” means each benefit, bonus, incentive, profit sharing, termination or severance pay, change of control, pension, retirement, post-retirement or post-employment, paid time off, savings, stock option, stock purchase, stock appreciation, phantom stock, health, welfare, medical, dental, disability, life insurance plan, program, policy, arrangement, agreement or practice and each other benefit plan, program, policy, arrangement, agreement or practice, written or unwritten and whether established by custom and practice or otherwise, in each case, that is sponsored, maintained, or contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of current or former employees, officers, directors, or other service providers of the Company or any of its Subsidiaries or any of their respective dependants or beneficiaries, or under which the Company or any of its Subsidiaries has any liability, contingent or otherwise, other than, in each case, any Statutory Plan;

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including public health) and all sewer systems;

“Environmental Approvals” means all Permits, issued or required to be issued pursuant to any Environmental Law;

“Environmental Laws” means all Laws aimed at or relating to reclamation or restoration of properties; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; processing, distribution, use, handling, transport, management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; Releases or threatened Releases of Hazardous Substances and all Environmental Approvals;

“Equipment Financing Facility” means the master finance agreement entered into between Sandvik Canada, Inc. dba Sandvik Financial Services Canada and MBO dated August 30, 2023.

“Existing Royalty Agreements” means: (a) the asset purchase agreement dated October 17, 2010 between the Company and Voyageur Metals Inc. (formerly known as Copper Reef Mines (1973) Ltd. and Copper Reef Mining Corporation) (as amended) with respect to a $0.75 net tonnage royalty; and (b) the royalty agreement dated September 27, 1995 between Aur Resources Inc. and Granges Inc. (as amended) with respect to a 2% net smelter royalty;

“Final Order” means the final order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and distribution of the Consideration, pursuant to Section 291 of the BCBCA approving the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Financial Statements” means, collectively, the Annual Financial Statements and the Interim Financial Statements;

“Governmental Authority” means any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, NYSE or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“Hazardous Substances” means any substance, material or waste that is regulated, prohibited, listed, defined, designated or classified as hazardous, dangerous, radioactive, corrosive, explosive, infectious, carcinogenic, or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environmental Laws, including mercury and any other mining-related substances or wastes whether anthropogenic or naturally occurring, that are detrimental to the Environment;

“IFRS” means International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;

“Interim Financial Statements” means the unaudited condensed consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2025 and September 30, 2024, including the notes thereto;

“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and distribution of the Consideration to be issued following the application therefor submitted to the Court as contemplated by Section 2.2 and made pursuant to Section 291 of the BCBCA, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, declarations and directions in respect of the notice to be given in respect of, and the calling and holding of the Company Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

“Joint Circular” means the notice of the Company Meeting and the notice of the Purchaser Meeting, and accompanying joint management information circular (including all schedules, appendices and exhibits thereto, and information incorporated by reference) to be sent to the Company Securityholders and the Purchaser Shareholders, respectively, in connection with the Company Meeting and the Purchaser Meeting (as the case may be) including any amendments or supplements thereto in accordance with the terms of this Agreement;

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which a Party or any of its Subsidiaries directly or indirectly holds voting shares, equity interests or other rights of participation but which is not a Subsidiary of such Party, and any Subsidiary of any such entity;

“Laws” means all laws, statutes, treaties, conventions, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or policies, guidelines, protocols or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity, and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Leased Premises” means the premises which are material to the Company or any of its Subsidiaries and which the Company or any Subsidiary of the Company occupy as a tenant;

“Letter of Intent” means the letter of intent dated January 5, 2026 between the Company and the Purchaser;

“Liens” means any mortgage, hypothec, prior claim, lease, sublease, easement, encroachment, servitude, lien, guarantee, pledge, assignment for security, security interest, option, right of first offer or first refusal or other charge or encumbrance of any kind;

“Matching Period” has the meaning ascribed thereto in Section 5.4(1)(e);

“Material Company Contract” means any Contract of the Company or any of its Subsidiaries: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect; (ii) relating to the guarantee of any liabilities or obligations or to indebtedness for borrowed money; (iii) under which indebtedness of the Company or any of its Subsidiaries for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of the Company or any of its Subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness; (iv) restricting the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company or any of its Subsidiaries; (v) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $5,000,000 over the remaining term; (vi) providing for the establishment, investment in, organization or formation of any Joint Venture, limited liability company or partnership; (vii) that creates an exclusive dealing arrangement or right of first offer or refusal or similar rights or terms to any person; (viii) with a Governmental Authority; (ix) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset is equal to or exceeds $10,000,000; (x) that limits or restricts (A) the ability of the Company or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, or (B) the scope of persons to whom the Company or any of its Subsidiaries may sell or acquire assets, products or deliver or obtain services; (xi) providing for a royalty, streaming or similar arrangement or economically equivalent arrangement in respect of the Company Properties; (xii) that is material to the Company and related to the operation of, or the exploitation, extraction, development or production of minerals from, the Company Properties; (xiii) that constitutes a shareholders’, investor rights or similar agreement; or (xiv) that is otherwise material to the Company;

“material fact” has the meaning attributed to such term under the Securities Act;

“Material Purchaser Contract” means any Contract of the Purchaser or its Subsidiaries that: (a) is material to the Purchaser on a consolidated basis; (b) is with a Governmental Authority; (c) relates directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of US$100 million; (d) under which indebtedness of the Purchaser or any of the Subsidiaries for borrowed money in excess of US$100 million is outstanding or may be incurred or pursuant to which any material property or asset of the Purchaser or any of the Subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness in excess of US$100 million; (e) restricting the payment of dividends by the Purchaser or any of the Subsidiaries; (f) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds in excess of US$100 million; (g) that is material to the Purchaser on a consolidated basis and related to the operation of, or the exploitation of the Purchaser Properties; or (h) if terminated or modified or if it ceased to be in effect would reasonably be expected to have a Purchaser Material Adverse Effect;

“MBO” means McIlvenna Bay Operating Ltd., a Subsidiary of the Company;

“McIlvenna Bay Property” means the Company’s 100% owned McIlvenna Bay property, including the McIlvenna Bay deposit and the Tesla target, located in east central Saskatchewan, 65 kilometres west of Flin Flon, Manitoba, as more particularly described in the Company Public Disclosure Record and the Company Technical Report;

“MD&A” means the management discussion and analysis filed in conjunction with the Financial Statements and included in the Company Public Disclosure Record or Purchaser Public Disclosure Record, as applicable;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Mining Rights” has the meaning ascribed thereto in Section 20(d) of Schedule D;

“Misrepresentation” has the meaning attributed to such term under the Securities Act;

“Money Laundering Laws” has the meaning ascribed thereto in Section 14(c) of Schedule D;

“Morgan Stanley” means Morgan Stanley Canada Limited, financial advisors to the Company;

“Morgan Stanley Fairness Opinion” means the opinion of Morgan Stanley that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders;

“NBF” means National Bank Financial Inc., financial advisors to the Company;

“NBF Fairness Opinion” means the opinion of NBF that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“No Action Letter” means written confirmation from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

“NYSE” means the New York Stock Exchange;

“OHSA” shall have the meaning ascribed thereto in Section 28 of Schedule D;

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances of such case in the context of the provisions of this Agreement;

“OTCQX” means the OTCQX market operated by the OTC Markets Group;

“Outside Date” means June 1, 2026 or such later date as may be agreed to in writing by the Parties, provided, however, that if the Effective Date has not occurred by June 1, 2026 as a result of the failure to satisfy the conditions set forth in Section 7.1(d) and no Required Regulatory Approval has been denied by a non-appealable decision of a Governmental Authority, then any Party may elect by notice in writing delivered to the other Party by no later than 5:00 p.m. (Vancouver time) on a date that is on or prior to such date or, in the case of subsequent extensions, the date that is on or prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than 30 days from the then-current Outside Date (including as previously extended), provided further that, notwithstanding the foregoing, (a) a Party shall not be permitted to extend the Outside Date if the failure to satisfy the condition set forth in Section 7.1(d) is primarily the result of the failure by such Party to perform any of its covenants or agreements or breach by such Party of any of its representations and warranties in any material respect under this Agreement, and (b) the aggregate extension period from the Outside Date for the Parties, when combined, shall not exceed 90 days from June 1, 2026;

“Parties” means the parties to this Agreement and “Party” means any one of them;

“Permit” means any lease, license, permit, authorization, certificate, consent, decree, order, direction, grant, approval, declaration of compliance, classification, registration, waiver, exemption, agreement or other authorization of or from any Governmental Authority;

“Permitted Encumbrance” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes not at the time overdue or statutory Liens for overdue Taxes, the validity of which the Company or any of its Subsidiaries is contesting in good faith;

(b)	any Lien or deposit under workers’ compensation, social security or similar legislation or in connection with bids, tenders, leases or contracts or to secure related public or statutory obligations, surety and appeal bonds where required by law;

(c)	statutory Liens incurred or deposits made in the ordinary course in connection with workers’ compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory Lien or deposit relates to amounts not yet due;

(d)	Liens given by the Company or any of its Subsidiaries to a public utility;

(e)	undetermined or inchoate construction or repair or storage Liens arising in the ordinary course, a claim for which has not been filed or registered pursuant to Law or which notice in writing has not been given to the Company or any Subsidiary thereof;

(f)	any reservations or exceptions contained in the original Crown grants or patents relating to any Company Properties (including the reservation of any mines and minerals in the Crown or any other person);

(g)	easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services, provided that there has been material compliance with the provisions thereof and that such easements, rights of way, reservations, or rights do not, individually or in the aggregate, materially adversely affect or impair the quiet enjoyment, use, or operation of the Company Properties, as the case may be, as currently enjoyed, used or operated;

(h)	zoning by-laws, ordinances, or other similar restrictions of any Governmental Authority as to the use of real property;

(i)	all rights of expropriation of any federal, provincial or municipal authority or agency;

(j)	mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Liens (inchoate or otherwise) if, individually or in the aggregate, (i) they are not material, (ii) they arose or were incurred in the ordinary course in respect of obligations which are not overdue, and (iii) they have not been filed, recorded, or registered in accordance with Law;

(k)	minor title defects or irregularities consisting of minor surveyor exceptions, provided that such defects, irregularities, or exceptions do not, individually or in the aggregate, materially adversely affect or impair the quiet enjoyment, use, or operation of the Company Properties as currently enjoyed, used or operated or as contemplated in the Company Public Disclosure Record;

(l)	any right reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant, claim or permit held or acquired by the Company or any Subsidiary, or by any statutory provision, to terminate the lease, licence, franchise, grant, claim or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;

(m)	any Liens arising pursuant to the terms and conditions of any Contract that provides for a royalty or similar agreement providing for the payment of consideration measured, quantified or calculated based on, in whole or in part, any minerals produced, mined, recovered and extracted from any of the Company Properties;

(n)	any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Authority;

(o)	any Lien granted pursuant to or in connection with the Existing Royalty Agreements;

(p)	security given by the Company or any Subsidiary of the Company in connection with the Company Credit Agreement, the Equipment Financing Facility, or the letters of credit or bonds of the Company or any Subsidiary of the Company that are outstanding as of the date of this Agreement;

(q)	pledges or deposits made in the ordinary course of business to secure performance of (i) bids, tenders, contracts (other than contracts for the payment of money) or (ii) leases of real property, in each case, to which the Company and any of its Subsidiaries is a party;

(r)	any other Liens, that are, as of the date of this Agreement: (i) registered against title to real property in any applicable land registry office; or (ii) registered against the Company, any of its Subsidiaries or any of their respective assets in a public personal property registry or similar registry system; and

(s)	as disclosed in Schedule 1.1 of the Company Disclosure Letter;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Personal Information” means information about an identifiable individual.

“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Schedule A hereto, as amended, modified or supplemented from time to time in accordance with this Agreement and Article 6 of the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

“Proceedings” has the meaning ascribed thereto in Section 16 of Schedule D;

“Purchaser Acquisition Proposal” means any (a) written or oral offer or proposal or inquiry from any person or group of persons after the date of this Agreement relating to: (i) any direct or indirect acquisition, take-over bid, tender offer, exchange offer, treasury issuance of securities, sale of securities or other transaction by any person or group of persons of voting, equity or other securities of the Purchaser or any of its Subsidiaries (or securities convertible into or exchangeable or exercisable for voting, equity or other securities) that, if consummated, would result in such person or group of persons owning 50% or more of the voting, equity or other securities of the Purchaser or any of its Subsidiaries (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for voting, equity or other securities); (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, reorganization, recapitalization, winding up, liquidation, dissolution or other business combination in respect of the Purchaser or any of its Subsidiaries whose assets or revenues individually or in the aggregate, constitute 50% or more of the consolidated assets or revenues, as applicable, of the Purchaser and its Subsidiaries; (iii) any direct or indirect acquisition or purchase (or any lease, licence, royalty, joint venture, long-term supply agreement, earn-in or other arrangement having similar economic effect), whether in a single transaction or a series of related transactions, by any person or group of persons of any assets of the Purchaser or any of its Subsidiaries that individually or in the aggregate constitute 50% or more of the consolidated assets of the Purchaser and its Subsidiaries, in each case based on the consolidated financial statements of the Company most recently filed prior to such time as part of the Purchaser Public Disclosure Record; or (iv) any other similar transaction, series of transactions or arrangement having a similar economic effect, involving the Purchaser or any of its Subsidiaries, (b) public announcement of, or of an intention to do, any of the foregoing, or (c) modification or proposed modification of any such proposal, inquiry or offer, in each case whether by plan of arrangement, amalgamation, merger, consolidation, reorganization, recapitalization, winding up, liquidation, dissolution or other business combination, sale of assets, sale of securities, treasury issuance of securities, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving the Purchaser or any of its Subsidiaries, and in each case excluding the Arrangement and the other transactions contemplated by this Agreement;

“Purchaser Annual Financial Statements” means the audited consolidated financial statements of the Purchaser for the financial years ended December 31, 2024 and 2023, including the report of auditor thereon and the notes thereto;

“Purchaser Board” means the board of directors of the Purchaser;

“Purchaser Board Recommendation” has the meaning ascribed thereto in Section 2.5(2)(i);

“Purchaser Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Purchaser and delivered to the Company with this Agreement;

“Purchaser Financial Statements” means, collectively, the Purchaser Annual Financial Statements and the Purchaser Interim Financial Statements;

“Purchaser Interim Financial Statements” means the unaudited consolidated financial statements of the Purchaser as at and for the three and nine months ended September 30, 2025 and September 30, 2024, including the notes thereto;

“Purchaser Material Adverse Effect” means any fact, state of facts, change, effect, event, circumstance, occurrence or development that individually or in the aggregate, is or could reasonably be expected to be material and adverse to the current or future business, operations, results of operations, capitalization, assets, properties, liabilities (contingent or otherwise and whether contractual or otherwise) or condition (financial or otherwise) of the Purchaser and its Subsidiaries, on a consolidated basis, except any such fact, state of facts, change, effect, event, circumstance, occurrence or development resulting from:

(a)	any change, development or condition in or relating to general political, economic or financial or capital market conditions, whether globally or in Canada, Greece or Turkey, including the imposition or adjustment of tariffs;

(b)	any change or proposed change in Law (including with respect to Taxes) or IFRS or the interpretation, application or non-application of any Law;

(c)	any change affecting the gold or copper mining industry as a whole;

(d)	any epidemic, pandemic, disease outbreak, other health crisis or public health event including any worsening or re-occurrence thereof and any governmental or other response thereto;

(e)	any natural disaster, severe weather event, armed hostilities, war or act of terrorism and governmental response thereto;

(f)	any change in currency exchange, interest or inflation rates;

(g)	any change (on a current or forward basis) in the price of gold;

(h)	a change in the market price or trading volume of the Purchaser Shares (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred);

(i)	any failure of the Purchaser (or any of its Subsidiaries) to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of this Agreement (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred); or

(j)	the public announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

provided, however, that each of clauses (a) through (g) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) the Purchaser, or disproportionately materially adversely affect the Purchaser in comparison to other comparable persons who operate in the industry in which the Purchaser operates and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Purchaser Material Adverse Effect has occurred;

“Purchaser Meeting” means the special meeting of Purchaser Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with applicable Law for the purposes of considering and, if thought advisable, approving the Purchaser Share Issuance Resolution;

“Purchaser Permitted Dividends” means, in respect of the Purchaser Shares, regular quarterly dividends not in excess of US$0.075 per Purchaser Share per fiscal quarter consistent with the practice of the Purchaser in effect as of the date hereof as substantially disclosed in the Purchaser Public Disclosure Record (including with respect to timing of declaration, record and payment dates);

“Purchaser Properties” means the properties comprising the Purchaser’s Kışladağ Project, Efemçukuru Project, Lamaque Complex, Olympias Project and Skouries Project, in each case, as further described in the current technical reports for each Purchaser Property and disclosure with respect to each Purchaser Property filed subsequent to the filing of each current technical report available in the Purchaser Public Disclosure Record;

“Purchaser Public Disclosure Record” means all documents filed by or on behalf of the Purchaser on SEDAR+ and EDGAR since January 1, 2024 and prior to the date hereof that are publicly available on the date hereof;

“Purchaser Share Issuance Resolution” means the ordinary resolution of Purchaser Shareholders approving the issuance of the Consideration Shares pursuant to the Arrangement, which is to be considered and, if thought fit, passed at the Purchaser Meeting, substantially in the form of Schedule C hereto;

“Purchaser Shareholder Approval” means the approval by a simple majority of the votes cast on the Purchaser Share Issuance Resolution by the Purchaser Shareholders present in person or by proxy at the Purchaser Meeting in accordance with the rules and policies of the TSX and the NYSE;

“Purchaser Shareholders” means the holders of Purchaser Shares;

“Purchaser Shares” means common shares in the capital of the Purchaser;

“Purchaser Special Committee” means the special committee of independent directors of the Purchaser;

“Purchaser Superior Proposal” means any bona fide written Purchaser Acquisition Proposal from a person or group of persons who is or are an arm’s length third party of the Purchaser, made after the date of this Agreement, that:

(a)	complies with Securities Laws;

(b)	the Purchaser Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, and after taking into account all of the terms and conditions of such Purchaser Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Purchaser Acquisition Proposal and the person or persons making such Purchaser Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is (i) in the best interests of the Purchaser; and (ii) more favourable to the Purchaser Shareholders from a financial point of view than the Arrangement, taking into account, among other things, the expected benefits to the Purchaser arising from the Arrangement;

(c)	is made available to all of the Purchaser Shareholders on the same terms and conditions;

(d)	is not subject to any financing contingency or condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Purchaser Shares or assets, as the case may be;

(e)	is not subject to any due diligence or access condition; and

(f)	the Purchaser Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Purchaser Acquisition Proposal and the person or persons making such Purchaser Acquisition Proposal;

“Purchaser Support Agreements” means the voting and support agreements, including all amendments thereto, between the Company and each of the Purchaser Supporting Shareholders setting forth the terms and conditions upon which such Purchaser Supporting Shareholder agrees to vote their Purchaser Shares in favour of the Purchaser Share Issuance Resolution;

“Purchaser Supporting Shareholders” means the persons, other than the Company, who are party to the Purchaser Support Agreements, being each of Purchaser’s directors and executive officers;

“Purchaser Termination Fee” means $250,000,000;

“Purepoint Option Agreement” means the option agreement dated November 20, 2023, between Purepoint Uranium Group Inc. and MBO under which MBO is granted the sole, exclusive and irrevocable right to acquire up to a 100% undivided beneficial interest in certain mineral claims through a staged earn-in process based on exploration expenditures.

“RBC” means RBC Dominion Securities Inc., financial advisor to the Purchaser Special Committee;

“RBC Fairness Opinion” means the opinion of RBC that, as of the date of such opinion and subject to the assumptions, limitations and qualifications set out therein, the Consideration payable by the Purchaser pursuant to the Arrangement is fair, from a financial point of view, to the Purchaser;

“Release” means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, migration, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Remedial Action” shall mean any investigation, feasibility study, impact study, risk analysis, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response, compensation measure or remedial work, in each case in relation to environmental matters;

“Representatives” means, in respect of a Party, any officer, director, employee, consultant, representative (including financial, legal or other advisor) or agent of the Party or any of its Subsidiaries;

“Required Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Authority, or the expiry, waiver or termination of any waiting period imposed by applicable Law or a Governmental Authority, in each case in connection with the Arrangement including, without limitation, the approval of the TSX and the NYSE in accordance with the terms of this Agreement, the Competition Act Approval and those consents listed in Schedule 1.1 of the Company Disclosure Letter;

“Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder;

“Securities Authority” means the British Columbia Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada, or the SEC;

“Securities Laws” means, collectively, the Canadian Securities Laws and the U.S. Securities Laws;

“SEDAR+” means the System for Electronic Data Analysis Retrieval +;

“Statutory Plan” means any statutory benefit plan which the Company or any Subsidiary is required to participate in or comply with, including the Canada Pension Plan, Quebec Pension Plan (if applicable) and any plan administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation.

“Stifel” means Stifel Nicolaus Canada Inc., financial advisor to the Company Special Committee;

“Subsidiary” means, with respect to a specified entity, any:

(a)	corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)	partnership, unlimited liability company, Joint Venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)	a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

“Tax” or “Taxes” means, with respect to any person, (a) any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any supranational, national, federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, employer health taxes, withholding taxes, global minimum or “Pillar 2” taxes, sales taxes, use taxes, goods and services taxes, harmonized sales taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and government pension plan premiums and contributions, and other taxes, fees, imposts, assessments or charges of any kind whatsoever; (b) any interest, penalties, additional taxes, fines and other charges and additions that may become payable on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or by virtue of any statute; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a transferee or successor in interest to any party;

“Tax Act” means the Income Tax Act (Canada);

“Tax Exempt Person” means a person who is generally exempt from Tax on that person’s taxable income under Part I of the Tax Act;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means the U.S. Exchange Act, the U.S. Securities Act and all other applicable U.S. federal securities laws;

“Voyageur” means Voyageur Mineral Explorers Corp.; and

“Voyageur Option Agreement” means the option agreement dated November 25, 2024, between Voyageur Mineral Explorers Corp. and MBO, under which Voyageur grants MBO the sole, exclusive, and irrevocable option to acquire a 100% legal and beneficial interest in specified mineral rights.

Section 1.2             Currency

Except where otherwise specified, all references to currency herein are to lawful money of Canada and “$” refers to Canadian dollars.

Section 1.3             Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section or Schedule by number or letter or both are to that Article, Section or Schedule in or to this Agreement.

Section 1.4             Knowledge

Any reference in this Agreement to the “knowledge” of the Company, means to the knowledge and information of Dan Myerson, James Steels and Gilbert Lamarche after making reasonable inquiry regarding the relevant matter. Any reference in this Agreement to the “knowledge” of the Purchaser, means to the knowledge and information of George Burns, Paul Ferneyhough, Frank Herbert and Simon Hille after making reasonable inquiry regarding the relevant matter.

Section 1.5             Extended Meanings, Etc.

Unless the context otherwise requires, words importing the singular number only include the plural and vice versa; words importing any gender include all genders. The terms “including” or “includes” and similar terms of inclusion, unless expressly modified by the words “only” or “solely”, mean “including without limiting the generality of the foregoing” and “includes without limiting the generality of the foregoing”. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified, supplemented or consolidated, including, in the case of Contracts or instruments, by waiver or consent and, in the case of Laws, by succession of comparable successor Laws, and all attachments thereto and instruments incorporated therein and, in the case of statutory Laws, all rules and regulations made thereunder. For greater certainty, any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Section 1.6             Date of any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

Section 1.7             Schedules

The following are the Schedules to this Agreement:

Schedule A – Form of Plan of Arrangement

Schedule B – Arrangement Resolution

Schedule C – Purchaser Share Issuance Resolution

Schedule D – Representations and Warranties of the Company

Schedule E – Representations and Warranties of the Purchaser

Article 2
THE ARRANGEMENT

Section 2.1             The Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2             Interim Order

As soon as reasonably practicable after the date of this Agreement, but in any event on or before March 16, 2026, the Company shall, in a manner reasonably acceptable to the Purchaser, file, proceed with, and diligently pursue an application to the Court for the Interim Order pursuant to Section 291 of the BCBCA, which application shall seek, among other things, that the Interim Order provide:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution (collectively, the “Company Securityholder Approval”) shall be the affirmative vote of at least: (i) two-thirds of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy and entitled to vote at the Company Meeting, voting together as a single class, on the basis of one vote per Company Common Share held and one vote per Company Non-Voting Share held; (ii) two-thirds of the votes cast on the Arrangement Resolution by Company Securityholders present in person or represented by proxy and entitled to vote at the Company Meeting, voting together as a singe class, on the basis of one vote per Company Common Share held, one vote per Company Non-Voting Share held, one vote per Company Option held, one vote per Company RSU held and one vote per Company DSU held; and (iii) if required, the favourable vote of holders of not less than a simple majority of the votes cast on the Arrangement Resolution by holders of Company Common Shares present in person or represented by proxy at the Company Meeting; and (iv) if required, the favourable vote of holders of not less than a simple majority of the votes cast on the Arrangement Resolution by holders of Company Non-Voting Shares present in person or represented by proxy at the Company Meeting (excluding for the purposes of the clauses (iii) and (iv), votes attached to Company Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101);

(c)	that each Company Securityholder shall have the right to appear at the hearing of the Court to approve the application for the Final Order so long as they enter a response and provide notice to the Company within a specified reasonable time;

(d)	that, subject to the foregoing and in all other respects, the terms, restrictions and conditions of the Company’s constating documents, including quorum requirements and other matters, shall apply in respect of the Company Meeting;

(e)	that the Parties intend to rely upon the exemption from registration requirements provided by Section 3(a)(10) of the U.S. Securities Act, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair and reasonable to the Company Securityholders;

(f)	for the grant of the Dissent Rights to those Company Shareholders who are both: (i) registered or beneficial holders of Company Shares as of the record date for the Company Meeting and (ii) registered holders of Company Shares as of the deadline for exercising Dissent Rights, as set forth in the Plan of Arrangement;

(g)	that the deadline for the submission of proxies by Company Shareholders for the Company Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Vancouver, British Columbia) prior to the time of the Company Meeting, subject to waiver by the Company in accordance with the terms of this Agreement;

(h)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(i)	that the Company Meeting may be adjourned or postponed from time to time by the Company with the prior written consent of the Purchaser, in accordance with the terms of this Agreement without the need for additional approval of the Court;

(j)	confirmation of the record date for the purposes of determining the Company Securityholders entitled to receive notice of and to vote at the Company Meeting in accordance with the Interim Order;

(k)	that the record date for the Company Securityholders entitled to notice of and to vote at the Company Meeting will not, without the prior written consent of the Purchaser, change in respect of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Law; and

(l)	for such other matters as the Purchaser or the Company (with the prior written consent of the other, such consent not to be unreasonably withheld or delayed) may reasonably require.

Section 2.3             Company Meeting

(1)	Subject to the receipt of the Interim Order and the terms of this Agreement, the Company shall:

(a)	convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s constating documents and applicable Laws as soon as reasonably possible, but in any event on or before April 14, 2026 (or such later date as may be agreed to by the Parties in writing), and use commercially reasonable efforts to schedule the Company Meeting on the same day as the Purchaser Meeting, for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Joint Circular and agreed to by the Purchaser, acting reasonably, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except as required under Section 2.3(1)(k) or Section 5.4(5), or as required for quorum purposes (in which case, the Company Meeting, shall be adjourned and not cancelled) or as required by applicable Law or by a Governmental Authority;

(b)	unless the Company Board has made a Company Change in Recommendation, solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including at the Company’s discretion or if so requested by the Purchaser, acting reasonably, using dealer and proxy solicitation services firms and cooperating with any persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any person that is inconsistent with the Arrangement Resolution;

(c)	provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any transfer agent, dealer or proxy solicitation services firm, as reasonably requested from time to time by the Purchaser;

(d)	consult with the Purchaser in fixing the date of the Company Meeting and the record date of the Company Meeting, give notice to the Purchaser of the Company Meeting and allow the Purchaser’s Representatives (including its legal counsel) to attend the Company Meeting;

(e)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last ten Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution, including the manner in which the applicable securities have been voted;

(f)	promptly advise the Purchaser of any material communication (written or oral) from or any claims brought by (or, to the knowledge of the Company, threatened to be brought by) any person in opposition to the Arrangement, and any written notice of dissent and/or purported exercise or withdrawal of Dissent Rights, and, subject to applicable Laws, provide the Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of the Company to any such person and to participate in any discussions, negotiations or proceedings involving such person;

(g)	not waive any failure by any Company Shareholder to deliver a notice of exercise of Dissent Rights prior to the deadline for exercising Dissent Rights, as set out in the Plan of Arrangement and the Interim Order or make any payment, settle or compromise, or agree to make any payment, settle or compromise, any such claims or Dissent Rights without the prior written consent of the Purchaser;

(h)	not, without the prior written consent of the Purchaser, seek to change the record date for the Company Securityholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law;

(i)	not, without the prior consent of the Purchaser, waive the deadline for the submission of proxies by Company Securityholders for the Company Meeting;

(j)	at the reasonable request of the Purchaser from time to time, provide the Purchaser with a list of (i) the registered Company Shareholders, together with their addresses and respective holdings of Company Shares, (ii) the names, addresses and holdings of all persons having rights issued by the Company to acquire Company Shares (including Company Optionholders and holders of Company DSUs and Company RSUs), and (iii) participants and book-based nominee registrants such as CDS & Co. (as nominee for The Canadian Depository for Securities Limited), CEDE & Co. (as nominee for The Depository Trust Company), and their respective participants, and non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares, all as can be reasonably obtained by the Company using the procedures set forth under Canadian Securities Laws. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request; and

(k)	if the Company Meeting is to be held during a Matching Period, at the request of the Purchaser, adjourn or postpone the Company Meeting to a date specified by the Purchaser that is not later than ten Business Days after the date on which the Company Meeting was originally scheduled and in any event to a date that is not later than five Business Days prior to the Outside Date.

Section 2.4             Purchaser Meeting

(1)	Subject to the receipt of the Interim Order and the terms of this Agreement, the Purchaser shall:

(a)	convene and conduct the Purchaser Meeting in accordance with the Purchaser’s constating documents and applicable Laws as soon as reasonably possible, but in any event on or before April 14, 2026 (or such later date as may be agreed to by the Parties in writing) and use commercially reasonable efforts to schedule the Purchaser Meeting on the same day as the Company Meeting, for the purpose of considering the Purchaser Share Issuance Resolution and for any other proper purpose as may be set out in the Joint Circular, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Purchaser Meeting without the prior written consent of the Company, except as required for quorum purposes (in which case, the Purchaser Meeting shall be adjourned and not cancelled) or as required by applicable Law or by a Governmental Authority;

(b)	use its commercially reasonable efforts to, subject to the terms of this Agreement, solicit proxies in favour of the approval of the Purchaser Share Issuance Resolution and against any resolution submitted by any Purchaser Shareholder that is inconsistent with the Purchaser Share Issuance Resolution and the completion of any of the transactions contemplated by this Agreement;

(c)	provide the Company with copies of or access to information regarding the Purchaser Meeting generated by any transfer agent, dealer or proxy solicitation services firm, as reasonably requested from time to time by the Company;

(d)	consult with the Company in fixing the date of the Purchaser Meeting and the record date of the Purchaser Meeting, give notice to the Company of the Purchaser Meeting and allow the Company’s Representatives (including its legal counsel) to attend the Purchaser Meeting; and

(e)	not change the record date for the Purchaser Shareholders entitled to vote at the Purchaser Meeting in connection with any adjournment or postponement of the Purchaser Meeting unless required by Law or the Interim Order, or with the Company’s prior written consent.

Section 2.5             Joint Circular

(1)	The Parties shall, as promptly as reasonably practicable, prepare and complete, in cooperation and coordination with one another and each Parties’ respective legal counsel, the Joint Circular together with any other documents required by applicable Laws in connection with the Company Meeting, the Purchaser Meeting and the Arrangement, in compliance with applicable Laws, and the Parties shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Joint Circular and such other documents to be filed and sent to each Company Securityholder and Purchaser Shareholder and other persons as required by the Interim Order and applicable Laws, in each case so as to permit the Company Meeting to be held by the date specified in Section 2.3(1)(a), and to permit the Purchaser Meeting to be held by the date specified in Section 2.4(1), provided, in each case, that the Company shall have complied with Section 2.5(4) and the Purchaser shall have complied with Section 2.5(5). The Parties shall agree on the final copy of the Joint Circular prior to it being filed and mailed in accordance with this Section 2.5(1).

(2)	The Parties shall ensure that at the time of mailing thereof, the Joint Circular complies in all material respects with applicable Laws, does not contain any Misrepresentation (except that (x) the Company shall not be responsible for any information included in the Joint Circular relating to the Purchaser that was provided by the Purchaser or its Representatives for inclusion in the Joint Circular pursuant to Section 2.5(5), and (y) the Purchaser shall not be responsible for any information included in the Joint Circular relating to the Company that was provided by the Company or its Representatives for inclusion in the Joint Circular pursuant to Section 2.5(4)), and provides the Company Securityholders and Purchaser Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting and the Purchaser Meeting, as respectively. Without limiting the generality of the foregoing, the Joint Circular must include:

(a)	a copy of the Company Special Committee Fairness Opinion;

(b)	unless the Company Board has made a Company Change in Recommendation, a statement that the Company Special Committee, after receiving legal and financial advice and the Company Special Committee Fairness Opinion, has unanimously determined that the Arrangement is in the best interests of the Company Securityholders and unanimously recommends that the Company Securityholders vote in favour of the Arrangement Resolution;

(c)	a copy of the Company Fairness Opinions;

(d)	unless the Company Board has made a Company Change in Recommendation, a statement that the Company Board has received the Company Fairness Opinions and the unanimous recommendation of the Company Special Committee, and has unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of the Company and unanimously recommends that the Company Securityholders vote in favour of the Arrangement Resolution (the “Company Board Recommendation”);

(e)	a statement that each Company Supporting Securityholder intends to vote all of such Company Securityholder’s applicable securities in favour of the Arrangement Resolution;

(f)	a copy of the BMO Capital Markets Fairness Opinion;

(g)	a copy of the RBC Fairness Opinion;

(h)	a statement that the Purchaser Special Committee has received the RBC Fairness Opinion, and has unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of the Purchaser and unanimously recommends that the Purchaser Board recommend that the Purchaser Shareholders vote in favour of the Purchaser Share Issuance Resolution;

(i)	a statement that the Purchaser Board has received the BMO Capital Markets Fairness Opinion, and has unanimously, after receiving legal and financial advice, determined that the Arrangement is in the best interests of the Purchaser and unanimously recommends that the Purchaser Shareholders vote in favour of the Purchaser Share Issuance Resolution (the “Purchaser Board Recommendation”); and

(j)	a statement that each Purchaser Supporting Shareholder has agreed to vote all of such Purchaser Shareholder’s applicable securities in favour of the Purchaser Share Issuance Resolution.

(3)	Each Party shall keep the other Party informed of any requests or comments made by Securities Authorities, the TSX or the NYSE in connection with the Joint Circular.

(4)	The Company shall provide to the Purchaser all necessary information concerning the Company that is required by Law to be included by the Purchaser in the Joint Circular or other related documents to the Purchaser in writing, and shall ensure that such information (including with respect to any information incorporated by reference) does not contain any Misrepresentation.

(5)	The Purchaser shall provide to the Company all necessary information concerning the Purchaser that is required by Law to be included by the Company in the Joint Circular or other related documents to the Company in writing, and shall ensure that such information (including with respect to any information incorporated by reference) does not contain any Misrepresentation.

(6)	Each Party shall provide the other Party and its legal counsel a reasonable opportunity to review and comment on the Joint Circular prior to the Joint Circular being printed and filed with any Governmental Authority, and reasonable consideration shall be given to any comments made by such other Party and its legal counsel, provided that (i) all information relating solely to the Purchaser and its affiliates included in the Joint Circular shall be in form and content satisfactory to the Purchaser, acting reasonably, and (ii) all information relating solely to the Company and its affiliates included in the Joint Circular shall be in form and content satisfactory to the Company, acting reasonably.

(7)	Each Party shall promptly notify the other Party if, at any time before the Effective Date, it becomes aware (in the case of the Company, only in respect of information relating to the Company and its Subsidiaries and in the case of the Purchaser, only in respect of information relating to the Purchaser and its Subsidiaries) that the Joint Circular or other related documents contain a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate, in a manner consistent with this Section 2.5 above, in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Securityholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Authority as required.

Section 2.6             Final Order

If the Interim Order is obtained, the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and the Purchaser Shareholder Approval is obtained at the Purchaser Meeting, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA, as soon as reasonably practicable, but in any event not later than three Business Days after the later of: (a) the date on which the Arrangement Resolution is passed at the Company Meeting; or (b) the date on which the Purchaser Shareholder Approval is obtained at the Purchaser Meeting, or such other date as may be agreed to by the Parties in writing, acting reasonably.

Section 2.7             Court Proceedings

Subject to the terms of this Agreement, the Purchaser shall cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information reasonably required to be supplied by the Purchaser in connection therewith. In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(1)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and, subject to the approval of the Arrangement Resolution at the Company Meeting and the Purchaser Share Issuance Resolution at the Purchaser Meeting, the Final Order;

(2)	provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable and due consideration to all comments of the Purchaser and its legal counsel;

(3)	provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance, response, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any person to appeal, or otherwise oppose the granting of, the Interim Order or the Final Order;

(4)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(5)	subject to applicable Laws, not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, acting reasonably, provided that nothing herein shall require the Purchaser to agree or consent to any increase in, or variation of the form of, the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement;

(6)	oppose any proposal from any person that the Final Order contain any provision inconsistent with this Agreement, and if, at any time after the issuance of the Final Order and prior to the Effective Time, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(7)	not unreasonably object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided that such submissions are consistent with this Agreement and the Plan of Arrangement.

Section 2.8             Convertible Securities

The Parties acknowledge and agree that the Company Equity Awards which are issued and outstanding as of the Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement. The Company hereby acknowledges that any Purchaser Shares issued pursuant to Company Equity Awards will be required to be registered under the U.S. Securities Act or issued in reliance upon an available exemption therefrom at the time of such issuance.

Section 2.9             Effective Date

(1)	On the third Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 7 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties, the Arrangement shall become effective at the Effective Time on the Effective Date, whereupon, the transactions comprising the Arrangement shall be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality.

(2)	From and after the Effective Time on the Effective Date, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the BCBCA. Unless otherwise mutually agreed to in writing by the Parties, the closing of the Arrangement will take place electronically via an electronic closing room.

Section 2.10           Payment of Consideration

Following receipt by the Company of the Final Order and no later than the Effective Time, the Purchaser will (i) provide the Depositary with (a) an irrevocable treasury direction for the issuance of Purchaser Shares and (b) an amount in cash, in each case to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Parties, each acting reasonably) and sufficient to satisfy the aggregate Consideration payable by the Purchaser pursuant to the Plan of Arrangement (other than payments to Company Shareholders who have validly exercised Dissent Rights and who have not withdrawn their notice of objection) and (ii) if requested in writing by the Company not less than five Business Days in advance of the anticipated Effective Date determined in accordance with Section 2.9, provide the Company with sufficient funds no later than immediately prior to the Effective Time on the Effective Date, in the form of a non-interest bearing loan to the Company (on terms and conditions customary for circumstances of such nature and otherwise to be agreed by the Company and the Purchaser, acting reasonably), to allow the Company to pay to make the payments to the Company Employees payable to such persons on or effective as of the Effective Date as disclosed in Schedule 2.10 of the Company Disclosure Letter and to pay financial and legal advisory fees and other transaction expenses on the Effective Date (which financial advisory fees are disclosed in Schedule 2.10 of the Company Disclosure Letter).

Section 2.11           U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that the Consideration Shares to be issued pursuant to the Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and applicable U.S. state securities Laws in reliance upon similar exemptions under applicable U.S. state securities Laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.11. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement prior to the hearing required to approve the Arrangement;

(c)	the Court will be advised prior to the hearing to approve the Interim Order that the Parties intend to rely on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act, and that its approval of the Arrangement will be relied upon in support of such exemption;

(d)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the Arrangement to the Company Securityholders entitled to receive Consideration Shares pursuant to the Arrangement;

(e)	the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order;

(f)	the Company will ensure that each person entitled to receive the Consideration Shares on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(g)	each person entitled to receive Consideration Shares will be advised that the Consideration Shares issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof;

(h)	the Interim Order approving the Company Meeting will specify that each Company Securityholder entitled to receive Consideration Shares will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time in accordance with the procedures set out in the Interim Order and in accordance with the requirements of Section 3(a)(10) of the U.S. Securities Act;

(i)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement serves as a basis of a claim to the exemption under Section 3(a)(10) of the U.S. Securities Act regarding the distribution of securities pursuant to the Plan of Arrangement and is approved by the Court as being substantively and procedurally fair and reasonable to the Company Shareholders to whom the Consideration will be issued; and

(j)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of the Purchaser, pursuant to the Plan of Arrangement.”

Section 2.12           Withholding Taxes

The Company, the Purchaser, the Depositary and any other person making payment in accordance with this Agreement, as applicable, shall be entitled to deduct or withhold, or direct any other person to deduct or withhold on their behalf, from any consideration or amount otherwise payable or deliverable to any Company Securityholder and any other person under this Agreement or the Plan of Arrangement (including, without limitation, any payments to Company Shareholders exercising Dissent Rights), such amounts as the Company, the Purchaser, the Depositary or any other person making payment in accordance with this Agreement, as the case may be, may reasonably determine is required to be deducted or withheld with respect to such amount otherwise payable or deliverable under any provision of Laws in respect of Taxes. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the person, in respect of which such deduction or withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority, by or on behalf of the Company, the Purchaser, the Depositary or such other person, as the case may be.

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1             Representations and Warranties of the Company

Except as specifically disclosed in the Company Disclosure Letter, the Company represents and warrants to and in favour of the Purchaser as set forth in Schedule D and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement.

Section 3.2             Representations and Warranties of the Purchaser

Except as specifically disclosed in the Purchaser Disclosure Letter, the Purchaser represents and warrants to and in favour of the Company as set forth in Schedule E and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement.

Section 3.3             Survival of Representations and Warranties

No investigation by or on behalf of any Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Parties. The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 3.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

Article 4
COVENANTS

Section 4.1             Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless the Purchaser otherwise consents in writing, or expressly permitted or specifically contemplated by this Agreement or the Plan of Arrangement, as set out in the Company Disclosure Letter, or as is otherwise required by applicable Laws:

(a)	the Company will and will cause any Subsidiary of the Company to: (i) conduct its business only in the ordinary course of business, (ii) comply with the terms of all Material Company Contracts, and (iii) use commercially reasonable efforts to maintain and preserve intact its business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of the Company Employees and Company Contractors;

(b)	without limiting the generality of Section 4.1(a), the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:

(i)	alter or amend the articles, charter, by-laws or other constating documents of the Company or any of its Subsidiaries;

(ii)	declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of the Company or any of its Subsidiaries, other than in the ordinary course of business and consistent with past practice;

(iii)	reduce the stated capital or split, divide, consolidate, combine, reclassify, or undertake any capital reorganization of the Company Shares or any other securities of the Company or any of its Subsidiaries;

(iv)	except as disclosed in Schedule 4.1(b)(iv) of the Company Disclosure Letter, issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any Company Shares, Company Options, Company RSUs, Company PSUs, Company DSUs, Company SARs or other securities (including phantom interests) of the Company or any Subsidiary of the Company, or other securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire or track the value of, Company Shares or other securities of the Company or any of its Subsidiaries, other than the issuance of Company Common Shares issuable pursuant to the terms of Company Non-Voting Shares, Company Options, Company RSUs or Company DSUs outstanding on the date hereof;

(v)	sell, pledge, lease, dispose of, mortgage, licence or encumber or agree to sell, pledge, lease dispose of, mortgage, licence or encumber or otherwise transfer any Company Properties, except for: (A) assets sold, leased, disposed of or otherwise transferred in the ordinary course and that are not, individually or in the aggregate, material to the Company, (B) obsolete, damaged, or destroyed assets in the ordinary course of business and that are not, individually or in the aggregate, material to the Company, (C) returns of leased assets at the end of the lease term, (D) transfers of assets between the Company and a wholly-owned Subsidiary, and (E) as set out in Schedule 4.1(b)(v) of the Company Disclosure Letter;

(vi)	redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Company Shares or other securities of the Company or any of its Subsidiaries or securities convertible into or exchangeable or exercisable for Company Shares or any such other securities of the Company or any of its Subsidiaries;

(vii)	except as disclosed in Schedule 4.1(b)(vii) of the Company Disclosure Letter, amend the terms of any securities of the Company or any of its Subsidiaries;

(viii)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(ix)	reorganize, amalgamate or merge with any other person;

(x)	create any Subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations of the Company or any of its Subsidiaries, or the appointment of governing bodies or enter into any Joint Ventures;

(xi)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts (other than in connection with the sale of inventory in the ordinary course of business), off-take, royalty or similar financial instruments including any streaming transactions;

(xii)	make any changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any new accounting policies, principles, methods, practices or procedures), except as required by applicable Laws or under IFRS and disclosed in the Company Public Disclosure Record;

(xiii)	take, or fail to take, any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, delay or impede the ability of the Company to consummate the Arrangement; or

(xiv)	enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)	the Company will immediately notify the Purchaser orally and then promptly notify the Purchaser in writing of: (i) any “material change” (as defined in the Securities Act) in relation to the Company or any of its Subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (iii) any breach of this Agreement by the Company, (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 7.3(b) would not be satisfied, or (v) result in the Company’s failure to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time;

(d)	the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, except in connection with this Agreement:

(i)	sell, pledge, lease, licence, dispose of or encumber any material assets or properties of the Company or its Subsidiaries or interests in any material assets or properties of the Company or its Subsidiaries, except for: (A) inventory in the ordinary course of business, (B) obsolete, damaged, or destroyed assets that are not, individually or in the aggregate, material to the Company (including scrap metal) in the ordinary course of business and (C) as required under the Company’s Equipment Financing Facility;

(ii)	acquire or agree to acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof;

(iii)	other than as set out in Section 4.1(d)(iii) Company Disclosure Letter, incur, create or assume or otherwise become liable for any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances;

(iv)	pay, discharge, waive, compromise, assign, release or satisfy any material claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Interim Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(v)	engage in any new business, enterprise or other activity that is inconsistent with the existing business of the Company and its Subsidiaries in the manner such existing business generally has been carried on or (as disclosed in the Company Public Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement; or

(vi)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(e)	other than as set out in Schedule 4.1(e) of the Company Disclosure Letter the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:

(i)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights of material value;

(ii)	except in connection with matters otherwise permitted under this Section 4.1, enter into any Contract which would be a Material Company Contract if in existence on the date hereof, or terminate, cancel, extend, renew or amend, modify or change any Material Company Contract;

(iii)	other than in the ordinary course of business, enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend, terminate or exercise any right to renew any lease or sublease of real property or acquire any interest in real property with an annual value in excess of $10 million;

(iv)	waive, release, grant, transfer, exercise, or modify or amend, any existing material contractual rights in respect of the Company Properties other than in the ordinary course of business, consistent with past practice;

(v)	make or incur any expenditure or enter into any agreement that creates an obligation for the Company or any of its Subsidiaries to make or incur any future expenditures involving payments in the aggregate in excess of 125% of the amount specified as the “Total Expenditures” in the estimated budget of the Company set out in Section 4.1(e)(v) of the Company Disclosure Letter; or

(vi)	enter into any Contract containing any provision restricting or triggered by the transactions contemplated herein;

(f)	other than as set out in Schedule 4.1(f) of the Company Disclosure Letter, the Company will not, and will not permit any of its Subsidiaries to, except pursuant to any existing written Contracts in effect on the date hereof, correct and complete copies of which have been provided to the Purchaser, and except as is necessary to comply with applicable Laws:

(i)	subject to Section 4.1(f)(ii), (A) amend the compensation, in any form, including change of control, retention, termination and severance compensation of any director of the Company or its Subsidiaries or Company Employee other than as required by Contract or Law, (B) amend any Company Contractor agreement to include any change of control provisions, or (C) amend any Company Contractor agreement to include any retention, termination or severance compensation other than in the ordinary course of business consistent with industry practice;

(ii)	other than as required by written Contract or Law, grant any general salary increase or fee, or pay any bonus or profit sharing distribution or make any similar payment of any kind to any (A) director of the Company or its Subsidiaries or Company Employee, other than the payment of salaries, cash or equity bonuses, fees and benefits disclosed in Schedule 4.1(f)(ii) of the Company Disclosure Letter that do not exceed the aggregate maximum limit specified in Schedule 4.1(f)(ii) of the Company Disclosure Letter or in Schedule 4.1(b)(iv) of the Company Disclosure Letter, or (B) Company Contractor other than in the ordinary course of business consistent with industry practice;

(iii)	except as disclosed in Schedule 4.1(b)(vii) of the Company Disclosure Letter, take any action to grant, promise to grant, or increase any severance, change of control, retirement, retention or termination pay or entitlements to (or amend or promise to amend any existing arrangement with) any director of the Company or its Subsidiaries, Company Employee or Company Contractor, other than pursuant to existing severance, retention or termination provisions reflected in Company employment agreement templates disclosed to Purchaser in respect of Company Employees, and ordinary course termination entitlements in line with industry practice in respect of any Company Contractors;

(iv)	except as disclosed in Schedule 4.1(b)(iv) of the Company Disclosure Letter, enter into any (A) agreement with any director of the Company or its Subsidiaries or any Company Employee other than employment agreements entered into for roles of vice-president or below in the ordinary course of business which include compensation, termination and severance arrangements consistent with past practice and do not provide for change in control benefits; (B) consulting agreement with any Company Contractor other than consulting agreements entered into in the ordinary course of business which include compensation and termination arrangements that are consistent with industry practice and do not include change of control benefits;

(v)	terminate the employment or consulting arrangement of any Company Employee who holds the position of vice-president or above, or Company Contractor who performs the function of such position, other than termination for just cause (as determined under applicable Law);

(vi)	amend any benefits payable under the current severance or termination pay policies of the Company or its Subsidiaries;

(vii)	enter into or modify any Collective Agreement;

(viii)	except as disclosed in Schedule 4.1(f)(viii) or Schedule 4.1(b)(vii) of the Company Disclosure Letter, adopt, amend or terminate, make any contribution to, grant or re-grant any award under, or otherwise amend the terms of any award outstanding or previously forfeited under, the Company LTIP or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation, Employee Plan or other similar plan, agreement, trust, fund or arrangement, other than in the ordinary course of business consistent with industry practice and subject to the aggregate maximum limit set out in Schedule 4.1(b)(iv) of the Company Disclosure Letter; or

(ix)	except as disclosed in Schedule 4.1(b)(vii) of the Company Disclosure Letter, take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Employee Plan, or amend or increase the funding obligations of the Company or any of its Subsidiaries under or in respect of any Employee Plan;

(g)	the Company will not, and will not permit any of its Subsidiaries to, make any loan to any director of the Company or its Subsidiaries, Company Employee or Company Contractor;

(h)	the Company will, and will cause any Subsidiary of the Company to, use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company and any Subsidiary of the Company, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by Section 4.9(2), the Company and any Subsidiary of the Company will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(i)	the Company will, and will cause any Subsidiary of the Company to, use commercially reasonable efforts to retain the services of its existing Company Employees and Company Contractors until the Effective Time;

(j)	the Company will not, and will not permit any of its Subsidiaries to, make an application to amend, terminate, allow to expire or lapse or otherwise modify any of their material Permits or take any action or fail to take any action, in either case which action or failure to act would result in the loss, expiration or surrender of, or the loss of any benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct its businesses as now being conducted in all material respects or to be inconsistent with the Company Budget;

(k)	the Company will and will cause each of its Subsidiaries to: (i) duly and timely file all Returns required to be filed by the Company and its Subsidiaries on or after the date hereof and all such Returns will be true, complete and correct in all material respects, (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by the Company and its Subsidiaries to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws, for which adequate reserves have been established in accordance with IFRS and any proceedings for the enforcement of the payment of such Taxes have been suspended, and (iii) keep the Purchaser informed, on a prompt basis, of any events, discussions, notices or changes with respect to any Tax investigations (other than ordinary course communications which could not reasonably be expected to be material to the Company or its Subsidiaries);

(l)	the Company will not and will not permit any of its Subsidiaries to: (i) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law; (ii) settle, compromise or agree to the entry of judgment with respect to any material action, claim or other Proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Financial Statements); (iii) enter into any tax sharing, tax allocation, tax indemnification or similar agreement; (iv) make a request for a tax ruling to any Governmental Authority; (v) agree to any extension or waiver of the limitation period relating to any Tax claim or assessment or reassessment; (vi) make or rescind any Tax election or designation, amend any Return, or take any action with respect to the computation of Taxes or the preparation of Returns that is in any respect inconsistent with past practice or that could reasonably be expected to adversely affect the Purchaser, except as may be required by applicable Law; (vii) enter into any closing agreement with respect to any Tax; or (viii) surrender any right to claim a Tax refund;

(m)	the Company will not, and will not permit any of its Subsidiaries to, settle or compromise any action, claim or other Proceeding: (i) brought against the Company or any of its Subsidiaries for damages (unless such settlement or compromise is for an amount not greater than $5 million in the aggregate) or providing for the grant of injunctive relief or other non-monetary remedy; or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(n)	the Company will not, and will not permit any of its Subsidiaries to, commence any Proceeding (other than litigation in connection with the collection of accounts receivable, to enforce the terms of this Agreement or the Confidentiality Agreement, or to enforce other obligations of the Purchaser);

(o)	the Company will not, and will not permit any of its Subsidiaries to, enter into or renew any Contract (i) containing (A) any limitation or restriction on the ability of the Company or any of its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company and its Subsidiaries following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or any of its affiliates, is or would be conducted, or (C) any limit or restriction on the ability of the Company or any of its Subsidiaries, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to solicit customers or employees; or (ii) that would reasonably be expected to prevent or significantly impede or delay the completion of the Arrangement;

(p)	the Company will not, and will not permit any of its Subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Company in this Agreement untrue or inaccurate in any material respect and result in the Company’s failure in any material respect to comply with or satisfy any of the conditions in Section 7.3(b);

(q)	the Company shall consult with and keep the Purchaser reasonably informed on a timely basis of any material discussions, negotiations or filings with any Governmental Authority regarding any matter (other than matters with respect to the Arrangement or the transactions contemplated by this Agreement, which shall be governed under Section 4.3 of this Agreement) and the Company further agrees to provide the Purchaser with immediate notice of any material communication (whether written or oral) from a Governmental Authority, including a copy of any written communication; and

(r)	as is applicable, the Company will not agree, announce, resolve, authorize or commit to do any of the foregoing.

Section 4.2             Covenants of the Purchaser Regarding the Conduct of Business

(a)	The Purchaser covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless the Company otherwise consents in writing, or expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law, the Purchaser shall conduct its business in accordance with Law and use commercially reasonable efforts to maintain and preserve intact its business organization, assets, properties, employees, goodwill and business relationships in all material respects; provided, however, that this Section 4.2(a) shall not restrict the Purchaser from resolving to, or entering into or performing any contract, agreement, commitment or arrangement with respect to, the acquisition or disposition of any assets or entity, provided that the doing of any such thing would not reasonably be expected to, adversely affect the value of the Consideration in any material respect or individually or in the aggregate, have a Purchaser Material Adverse Effect or prevent, materially delay or materially impede the ability of the Purchaser or the Company to consummate the Arrangement.

(b)	Without limiting the generality of Section 4.2(a), the Purchaser covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the express written consent of the Company, as expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law, the Purchaser shall not:

(i)	amend its organizational or constating documents in any manner that would adversely affect the value of the Consideration;

(ii)	split, combine, or reclassify Purchaser Shares or amend or modify any term of any other securities of the Purchaser;

(iii)	reduce its stated capital, reorganize, amalgamate or merge the Purchaser with any person other than a Subsidiary of the Purchaser;

(iv)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Purchaser;

(v)	declare, set aside or pay any dividend or other distribution on the Purchaser Shares (whether in cash, securities or property or any combination thereof), other than Purchaser Permitted Dividends; or

(vi)	authorize, agree or resolve to do any of the foregoing.

(c)	The Purchaser will immediately notify the Company orally and then promptly notify the Company in writing of (i) any “material change” (as defined in the Securities Act) in relation to the Purchaser, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, (iii) any breach of this Agreement by the Purchaser, (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 7.3(b) would not be satisfied, or (v) result in the Purchaser’s failure to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time.

Section 4.3             Required Regulatory Approvals

(1)	As soon as reasonably practicable, each Party, or where appropriate, both Parties jointly, will make or file with the applicable Governmental Authority such notifications, filings, applications and related submissions required to obtain the Required Regulatory Approvals, and shall cooperate with the other Party in connection with all Required Regulatory Approvals sought by the other Party and in doing so, each Party will keep the other Party informed as to the status of those applications. Without limiting the generality of the foregoing, unless the Parties mutually agree in writing otherwise, within 10 Business Days hereof, (a) the Purchaser shall submit to the Commissioner a request for either an Advance Ruling Certificate or a No Action Letter together with a request for a waiver under paragraph 113(c) of the Competition Act and (b) each Party shall submit its respective notification pursuant to subsection 114(1) of the Competition Act.

(2)	Each Party shall, and shall cause its affiliates to, use its commercial reasonable efforts to obtain the Required Regulatory Approvals as soon as is reasonably practicable after the date of this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, neither the Purchaser nor the Company shall agree to and otherwise shall not sell, divest, license, hold separate, or accept any restriction on its freedom of action with respect to any assets or businesses of any person without the other Party’s written consent in connection with obtaining the Required Regulatory Approvals.

(3)	Each Party shall not, without the written consent of the other Party, “pull-and-refile”, enter into any agreement with a Governmental Authority to delay the Effective Date in connection with the Required Regulatory Approvals, or take any similar action with respect to any filing made with any Governmental Authority.

(4)	The Parties will furnish one another or the applicable Governmental Authority with such information and assistance as each other Party or Governmental Authority may reasonably request to obtain a Required Regulatory Approval. All requests and inquiries from any Governmental Authority will be dealt with by the Parties in consultation with one another.

(5)	With respect to obtaining the Required Regulatory Approvals, the Parties will:

(a)	promptly notify one another of substantive written communications of any nature from a Governmental Authority relating to the Required Regulatory Approvals and provide the other Party with copies thereof, except to the extent of competitively sensitive information, which competitively sensitive information will be provided only to the external legal counsel or external expert of the other and will not be shared by such counsel or expert with any other person;

(b)	respond as promptly as reasonably possible to any inquiries or requests received from a Governmental Authority in respect of the Required Regulatory Approvals;

(c)	permit the other Party to review in advance any proposed substantive written communications of any nature with a Governmental Authority in respect of the Required Regulatory Approvals, to the extent permitted by such Governmental Authority, and provide the other Party with final copies thereof, except to the extent of competitively sensitive information, which competitively sensitive information will be provided only to the external legal counsel or external expert of the other Party and will not be shared by such counsel or expert with any other person; and

(d)	not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with a Governmental Authority in respect of the Required Regulatory Approvals unless it consults with the other Party in advance and gives the other Party the opportunity to attend and participate at such meeting or discussion (except where a Governmental Authority expressly requests that the other Party should not be present at the meeting or discussion or part or parts of the meeting or discussion, or except where competitively sensitive information may be discussed, in which case every effort will be made to allow external legal counsel to participate).

(6)	Notwithstanding any provision in Section 4.3 of this Agreement, the Purchaser and the Company shall jointly set the strategy for obtaining the Competition Act Approval and, in so doing, each Party shall consider the views and input of the other Party and its external legal counsel in good faith.

(7)	Neither Party may enter into any transaction or commercial arrangement outside of its ordinary course of business, including any merger, acquisition, joint venture or supply arrangement, that would reasonably be expected to materially delay, impair or impede the receipt of any of the Required Regulatory Approvals later than the Outside Date without first obtaining the other Party’s written consent which consent that Party may exercise at its sole discretion.

(8)	All filing fees and applicable Taxes in respect of any filing made with a Governmental Authority in order to obtain the Required Regulatory Approvals, other than the TSX and the NYSE, which will be the responsibility of the Purchaser.

Section 4.4             Access to Information

Subject to applicable Laws and the terms of any existing Contracts, the Company will afford to the Purchaser and its Representatives until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, reasonable access during normal business hours and upon reasonable notice (which notice shall be no less than three Business Days), to the Company’s businesses, properties, books and records and such other data and information as the Purchaser may reasonably request, as well as to its management personnel, subject however to such access not materially interfering with the ordinary conduct of the business of the Company. Subject to such requests not materially interfering with the ordinary conduct of the business of the Company, the Company will also make available to the Purchaser and its Representatives information reasonably requested by the Purchaser for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of the Company and the Purchaser and its affiliates following completion of the Arrangement. Without limiting the generality of the provisions of the Confidentiality Agreement, the Purchaser acknowledges that all information provided to it under this Section 4.4, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect.

Section 4.5             Covenants of the Company Regarding the Arrangement

(1)	Subject to the terms and conditions of this Agreement, the Company will, and will cause its Subsidiaries to, perform all obligations required to be performed by the Company and its Subsidiaries under this Agreement, cooperate with the Purchaser in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated hereby, including (without limiting the obligations of the Company in Article 2):

(a)	using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained, and deliver prior written notice required to be delivered, in each case, by the Company or any of its Subsidiaries from or to other parties to any Material Company Contracts, including, without limiting the generality of the foregoing, under the agreements set forth in Schedule 4.5 of the Company Disclosure Letter;

(b)	using its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof;

(c)	using its commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other Proceedings against the Company challenging or affecting this Agreement or the completion of the Arrangement; and

Section 4.6             Covenants of the Purchaser Regarding the Performance of Obligations

Subject to the terms and conditions of this Agreement, the Purchaser will perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and other transactions contemplated hereby, including:

(a)	cooperating with the Company in connection with, and using its commercially reasonable efforts to assist the Company in obtaining the waivers, consents and approvals referred to in Section 4.5(1)(a), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Purchaser will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(b)	using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Purchaser relating to the Arrangement required to be completed prior to the Effective Time;

(c)	using its commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other Proceedings against or relating to the Purchaser challenging or affecting this Agreement or the completion of the Arrangement;

(d)	applying for and use commercially reasonable efforts to obtain conditional approval or equivalent of the listing and posting for trading on the TSX and the NYSE of the Consideration Shares, subject to: (i) in the case of the TSX, the satisfaction by the Purchaser of customary listing conditions of the TSX; and (ii) in the case of the NYSE, official notice of issuance; and

(e)	making joint elections with Eligible Holders in respect of the disposition of their Company Shares pursuant to subsection 85(1) (or in the case of a partnership, subsection 85(2)) of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement, with the agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act.

Section 4.7             Mutual Covenants

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 hereof to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under this Agreement, the Plan of Arrangement, Interim Order and applicable Laws and cooperate with the other Parties in connection therewith, including using its commercially reasonable efforts to (i) obtain all authorizations, consents and approvals required to be obtained by it, (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement, (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement and (iv) cooperate with the other Parties in connection with the performance by it of its obligations hereunder;

(b)	it will use commercially reasonable efforts not to take or cause to be taken any action which is inconsistent with this Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement; and

(c)	it will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Parties’ legal counsel to permit the completion of the Arrangement.

Section 4.8             Resignations

The Company shall use commercially reasonable efforts to obtain and deliver the resignations and mutual releases of each director and officer of the Company to the extent requested by the Purchaser and as at the Effective Time and to cause any such persons to be replaced by persons identified by the Purchaser as of the Effective Time. The Purchaser shall use commercially reasonable efforts to identify the directors and officers of the Company who will be requested to resign and the persons who will replace such directors and officers and the Purchaser shall do so within a reasonable period of time prior to the Effective Date and in any event (a) not less than five Business Days prior to the Final Order, if all Required Regulatory Approvals have been obtained, or (b) not less than seven Business Days prior to the Effective Date, in all other cases.

Section 4.9             Indemnification and Insurance

(1)	The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of the Company and any of its Subsidiaries (each such present or former director or officer of the Company and any Subsidiary of the Company being herein referred to as a “D&O Indemnified Party” and such persons collectively being referred to as the “D&O Indemnified Parties”) as provided by Contracts or agreements to which the Company is a party and in effect as of the date hereof, which are listed in the Company Disclosure Letter and copies of which have been provided to the Purchaser, and, as of the Effective Time, will survive and will continue in full force and effect and without modification, and the Company and any successor to the Company shall continue to honour such rights of indemnification and indemnify the D&O Indemnified Parties pursuant thereto, with respect to actions or omissions of the D&O Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Date.

(2)	Prior to the Effective Time, notwithstanding any other provision hereof, the Company may purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date, at a cost not exceeding 400% of the annual aggregate premium for the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date, providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date. As of and from the Effective Time, the Purchaser shall, or shall cause the Company and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date.

(3)	If the Company or the Purchaser or any of their respective successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other person and shall not be the continuing or surviving corporation or entity; or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns and transferees of the Company or the Purchaser, as the case may be, shall assume all of the obligations of the Company or the Purchaser, as applicable, set forth in this Section 4.9.

(4)	The provisions of this Section 4.9 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 4.9 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

Section 4.10           Public Communications

The Parties shall cooperate in the preparation of presentations, if any, to the Company Securityholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), subject in each case to the Company’s and the Purchaser’s respective overriding obligations to make any disclosure or filing required by Laws; provided that any Party that, in the opinion of its outside legal counsel, is required to make disclosure by Law shall use commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party and their counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. For greater certainty, the foregoing shall not prevent either Party from making internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders so long as such statements and announcements are consistent with the most recent press releases, public disclosures or public statements made by the Parties. For the avoidance of doubt, the Parties agree that the provisions of this Section 4.10 shall not apply to filings or disclosures in connection with the Joint Circular, the Interim Order, the Final Order, Required Regulatory Approvals or any Company Acquisition Proposal, which shall be governed by other provisions of this Agreement.

Article 5
ADDITIONAL AGREEMENTS

Section 5.1             Non-Solicitation

(1)	Except as expressly provided in this Article 5, the Company shall not, directly or indirectly, through any of its Representatives or otherwise, and shall not permit any such person to:

(a)	solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Company Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any person regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Company Acquisition Proposal;

(c)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, the Company Board Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Company Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Company Acquisition Proposal for a period of no more than three Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.1 if the Company Board has rejected such Company Acquisition Proposal and affirmed the Company Board Recommendation before the end of such three Business Day period (or in the event that the Company Meeting is scheduled to occur within such three Business Day period, not later than the second Business Day prior to the date of the Company Meeting)); or

(e)	accept or enter into any agreement, understanding or arrangement in respect of a Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3) or publicly propose to accept or enter into any such agreement, understanding or arrangement.

(2)	The Company shall, and shall cause its Representatives to, immediately cease and terminate any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or is reasonably expected to constitute or lead to, a Company Acquisition Proposal, and in connection therewith, the Company will:

(a)	promptly, and by no later than one Business Day from the date hereof, discontinue access to and disclosure of all information regarding the Company (other than all information disclosed in connection with an investor rights agreement entered into between the Company and a securityholder), including any data room and any confidential information, properties, facilities, books and records of the Company; and

(b)	to the extent that such information has not previously been returned or destroyed, within four Business Days from the date hereof request, and exercise all rights it has to require, (i) the return or destruction of all copies of any confidential information regarding the Company and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company, in each case, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)	The Company represents and warrants that, neither the Company nor any of its Subsidiaries or Representatives has waived any confidentiality, standstill or similar agreement or restriction in effect as of the date of this Agreement to which the Company or any of its Subsidiaries is a party, and further covenants and agrees that the Company and any of its Subsidiaries shall (i) take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement or covenant to which the Company is a party, and (ii) not release any person from, or waive, amend, suspend or otherwise modify such person’s obligations respecting the Company under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement or covenant to which the Company is a party, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion).

Section 5.2             Notification of Company Acquisition Proposals

If the Company or any of its Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a Company Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company in connection with a Company Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company, the Company shall immediately notify the Purchaser, at first orally, and then as soon as practicable in any event within 24 hours in writing, of such Company Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all persons making the Company Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Purchaser with copies of all documents, material or correspondence or other material received in respect of, from or on behalf of any such persons and such other details of such Company Acquisition Proposal, inquiry, proposal, offer or request as the Purchaser may reasonably request. The Company shall keep the Purchaser reasonably informed on a current basis of the status of developments and, to the extent permitted by Section 5.3, negotiations with respect to such Company Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Company Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Purchaser with copies of all documents, material or correspondence or other material received in respect of, from or on behalf of any such persons and such other details of such Company Acquisition Proposal, inquiry, proposal, offer or request as the Purchaser may reasonably request.

Section 5.3             Responding to a Company Acquisition Proposal

(1)	Notwithstanding Section 5.1, at any time prior to obtaining the Company Securityholder Approval, the Company receives an unsolicited written Company Acquisition Proposal, the Company and its Representatives may (i) contact the person or persons making such Company Acquisition Proposal and its or their Representatives solely for the purpose of clarifying the terms and conditions of such Company Acquisition Proposal, and (ii) engage in or participate in discussions or negotiations with such person or persons regarding such Company Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company if and only if:

(a)	the Company Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;

(b)	such person or persons is or are not restricted from making such Company Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company;

(c)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(d)	prior to providing any such copies, access, or disclosure, the Company enters into an Acceptable Confidentiality Agreement with such person or confirms it had already entered into such an agreement prior to the date of this Agreement which remains in effect, and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to the Purchaser; and

(e)	the Company promptly provides the Purchaser with:

(i)	two Business Days’ prior written notice stating the Company’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure and that the Company Board has determined, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties;

(ii)	prior to providing any such copies, access or disclosure, an executed copy of the Acceptable Confidentiality Agreement referred to in Section 5.3(1)(d); and

(iii)	any non-public information concerning the Company provided to such other person which was not previously provided to the Purchaser.

Section 5.4             Right to Match

(1)	If, prior to the approval of the Arrangement Resolution by the Company Securityholders, the Company receives a Company Acquisition Proposal that constitutes a Company Superior Proposal, the Company Board may, subject to compliance with Article 6, make a change in Company Board Recommendation or authorize the Company to accept, approve, or enter into a definitive agreement with respect to such Company Superior Proposal, if and only if:

(a)	the person making the Company Superior Proposal was not restricted from making such Company Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company;

(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(c)	the Company has delivered to the Purchaser a written notice of the determination of the Company Board that such Company Acquisition Proposal constitutes a Company Superior Proposal and of the intention of the Company Board to enter into such definitive agreement with respect to such Company Superior Proposal, together with a written notice from the Company Board regarding the value and financial terms that the Company Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Company Superior Proposal (the “Company Superior Proposal Notice”);

(d)	the Company has provided the Purchaser a copy of the proposed definitive agreement for the Company Superior Proposal and all supporting materials, including any financing documents supplied to the Company in connection therewith;

(e)	at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Company Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.4(1)(d);

(f)	during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Company Acquisition Proposal to cease to be a Company Superior Proposal;

(g)	after the Matching Period, the Company Board (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and (ii) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Company Board to make a change in Company Board Recommendation and/or to recommend that the Company enter into a definitive agreement with respect to such Company Superior Proposal would be inconsistent with its fiduciary duties; and

(h)	prior to or concurrently with entering into such definitive agreement the Company terminates this Agreement pursuant to Section 6.2(1)(c)(ii) and pays the Company Termination Fee pursuant to Section 5.7.

(2)	During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Company Board shall review any offer made by the Purchaser under Section 5.4(1)(f) above to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Company Acquisition Proposal previously constituting a Company Superior Proposal ceasing to be a Company Superior Proposal; and (b) the Company shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Company Board determines that such Company Acquisition Proposal would cease to be a Company Superior Proposal, the Company shall immediately so advise the Purchaser, and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment or modification to any Company Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Company Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new five Business Day Matching Period from the later of the date on which the Purchaser received the Company Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.4(1)(d) with respect to the new Company Superior Proposal from the Company.

(4)	Promptly after determining that any Company Acquisition Proposal that has been publicly announced or publicly disclosed is not a Company Superior Proposal or determining that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in a Company Acquisition Proposal no longer being a Company Superior Proposal, the Company Board shall reaffirm the Company Board Recommendation by press release. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel.

(5)	If the Company provides a Company Superior Proposal Notice to the Purchaser on a date that is less than ten Business Days before the Company Meeting, the Company shall either proceed with or postpone the Company Meeting, as directed by the Purchaser, to a date that is not more than ten Business Days after the scheduled date of the Company Meeting, but in any event to a date that is not less than five Business Days prior to the Outside Date.

(6)	Nothing contained in this Agreement shall prevent the Company Board from complying with Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Canadian Securities Laws relating to the provision of a directors’ circular in respect of a Company Acquisition Proposal that it determines is not a Company Superior Proposal. Notwithstanding the foregoing, the Company acknowledges and agrees that, in connection therewith, the Company shall provide the Purchaser and its legal counsel with a reasonable opportunity to review the form and content of any such circular or other disclosure and the Company shall make all reasonable amendments as requested by the Purchaser and its counsel.

Section 5.5             Breach by Representatives

Without limiting the generality of the foregoing, the Company shall advise its Representatives of the prohibitions set out in this Article 5, and any wilful violation of the restrictions set forth in this Article 5 by its Representatives is deemed to be a breach of this Article 5 by the Company.

Section 5.6             Purchaser Board Recommendation

(1)	Unless this Agreement has been terminated in accordance with its terms, the Purchaser shall not fail to make, or withdraw, amend, modify or qualify, in a manner adverse to the Company or fail to publicly reaffirm (without qualification) the Purchaser Board Recommendation within five Business Days (and in any case prior to the Company Meeting) after having been requested in writing by the Company to do so (acting reasonably).

(2)	For greater certainty, unless this Agreement has been terminated in accordance with its terms, the Purchaser shall cause the Purchaser Meeting to occur and the Purchaser Share Issuance Resolution to be put to the Purchaser Shareholders thereat for consideration in accordance with this Agreement.

Section 5.7             Termination Fees

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Company Termination Fee Event occurs, the Company shall pay the Purchaser the Company Termination Fee in accordance with Section 5.7(3) in consideration for the disposition by the Purchaser of its rights under this Agreement, and if a Purchaser Termination Fee Event occurs, the Purchaser shall pay the Company the Purchaser Termination Fee in accordance with Section 5.7(6) in consideration for the disposition by the Company of its rights under this Agreement.

(2)	For the purposes of this Agreement, “Company Termination Fee Event” means the termination of this Agreement:

(a)	by the Purchaser, pursuant to Section 6.2(1)(d)(ii) [Change in Company Board Recommendation];

(b)	by the Company, pursuant to Section 6.2(1)(c)(iii) [Company Superior Proposal];

(c)	by the Company or the Purchaser, pursuant to Section 6.2(1)(b)(i) [No Required Company Securityholder Approval], or pursuant to Section 6.2(1)(d)(i) [Breach of Company Representation, Warranty or Covenant], or pursuant to Section 6.2(1)(b)(iv) [Outside Date] if:

(i)	prior to such termination, a Company Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any person (other than the Purchaser) or any person (other than the Purchaser) shall have publicly announced an intention to make a Company Acquisition Proposal; and

(ii)	within 12 months following the date of such termination (A) a Company Acquisition Proposal (whether or not such Company Acquisition Proposal is the same Company Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (B) the Company, directly or indirectly, in one or more transactions, enters into a Contract, other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3, in respect of a Company Acquisition Proposal (whether or not such Company Acquisition Proposal is the same Company Acquisition Proposal referred to in clause (i) above) and such Company Acquisition Proposal is later consummated or effected (whether or not such Company Acquisition Proposal is later consummated or effected within 12 months after such termination).

For purposes of this Section 5.7(2)(c), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(3)	If a Company Termination Fee Event occurs due to a termination of this Agreement by the Company pursuant to Section 6.2(1)(c)(iii) [Company Superior Proposal], the Company Termination Fee shall be paid prior to or simultaneously with the occurrence of such Company Termination Fee Event. If a Company Termination Fee Event occurs due to a termination of this Agreement by the Purchaser pursuant to Section 6.2(1)(d)(ii) [Change in Company Board Recommendation], the Company Termination Fee shall be paid within two Business Days following such Company Termination Fee Event. If a Company Termination Fee Event occurs in the circumstances set out in Section 5.7(2)(c), the Company Termination Fee shall be paid on or prior to the consummation/closing of the Company Acquisition Proposal referred to therein. Any Company Termination Fee shall be paid by the Company to the Purchaser, by wire transfer in immediately available funds to an account designated by the Purchaser.

(4)	The Parties acknowledge that the amounts set out in this Section 5.7 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damage, and out-of-pocket expenditures, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the Company Termination Fee in full to the Purchaser pursuant to this Section 5.7 in the manner provided herein is the sole and exclusive remedy of the Purchaser in respect of the event giving rise to such payment, provided, however, that nothing contained in this Section 5.7, and no payment of any such amount, shall relieve or have the effect of relieving the Company in any way from liability for damages incurred or suffered by the Purchaser as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a Misrepresentation in this Agreement, and nothing contained in this Section 5.7 shall preclude the Purchaser from seeking injunctive relief in accordance with Section 8.13 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

(5)	For the purposes of this Agreement, “Purchaser Termination Fee Event” means the termination of this Agreement:

(a)	by the Company, pursuant to Section 6.2(1)(c)(ii) [Change in Purchaser Board Recommendation];

(b)	by the Purchaser, pursuant to Section 6.2(1)(d)(iii) [Purchaser Superior Proposal];

(c)	by the Company or the Purchaser, pursuant to Section 6.2(1)(b)(ii) [No Required Purchaser Shareholder Approval], or pursuant to Section 6.2(1)(c)(i) [Breach of Purchaser Representation, Warranty or Covenant], or pursuant to Section 6.2(1)(b)(iv) [Outside Date] if:

(i)	prior to such termination, a Purchaser Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any person (other than the Company) or any person (other than the Company) shall have publicly announced an intention to make a Purchaser Acquisition Proposal; and

(ii)	within 12 months following the date of such termination (A) a Purchaser Acquisition Proposal (whether or not such Purchaser Acquisition Proposal is the same Purchaser Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (B) the Purchaser, directly or indirectly, in one or more transactions, enters into a Contract in respect of a Purchaser Acquisition Proposal (whether or not such Purchaser Acquisition Proposal is the same Purchaser Acquisition Proposal referred to in clause (i) above) and such Purchaser Acquisition Proposal is later consummated or effected (whether or not such Purchaser Acquisition Proposal is later consummated or effected within 12 months after such termination).

(6)	If a Purchaser Termination Fee Event occurs due to a termination of this Agreement by the Purchaser pursuant to Section 6.2(1)(d)(iii) [Purchaser Superior Proposal], the Purchaser Termination Fee shall be paid prior to or simultaneously with the occurrence of such Purchaser Termination Fee Event. If a Purchaser Termination Fee Event occurs due to a termination of this Agreement by the Company pursuant to Section 6.2(1)(c)(ii) [Change in Purchaser Board Recommendation], the Purchaser Termination Fee shall be paid within two Business Days following such Purchaser Termination Fee Event. If a Purchaser Termination Fee Event occurs in the circumstances set out in Section 5.7(5)(c), the Purchaser Termination Fee shall be paid on or prior to the consummation/closing of the Purchaser Acquisition Proposal referred to therein. Any Purchaser Termination Fee shall be paid by the Purchaser to the Company, by wire transfer in immediately available funds to an account designated by the Company.

(7)	The Parties acknowledge that the amounts set out in this Section 5.7 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damage, and out-of-pocket expenditures, which the Company will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. The Purchaser irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the Purchaser Termination Fee in full to the Company pursuant to this Section 5.7 in the manner provided herein is the sole and exclusive remedy of the Company in respect of the event giving rise to such payment, provided, however, that nothing contained in this Section 5.7, and no payment of any such amount, shall relieve or have the effect of relieving the Purchaser in any way from liability for damages incurred or suffered by the Company as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a Misrepresentation in this Agreement, and nothing contained in this Section 5.7 shall preclude the Company from seeking injunctive relief in accordance with Section 8.13 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

(8)	The Parties acknowledge that the agreements contained in this Section 5.7 are an integral part of the transactions contemplated by this Agreement, and that without these agreements neither the Purchaser nor the Company would enter into this Agreement.

Section 5.8             Expenses and Expense Reimbursement

(1)	Except as expressly otherwise provided in this Agreement, including Section 5.7(2) and Section 5.7(5), all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement and the transactions contemplated hereunder and thereunder, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)	In addition to the rights of the Purchaser under Section 5.7, if this Agreement is terminated by the Purchaser pursuant to Section 6.2(1)(d)(i) [Breach of Company Representation, Warranty or Covenant] or by the Purchaser or the Company pursuant to Section 6.2(1)(b)(i) [No Required Company Securityholder Approval], then the Company shall, within two Business Days of such termination, pay or cause to be paid to the Purchaser by wire transfer of immediately available funds to an account designated by the Purchaser, an expense reimbursement fee equal to $10,000,000. In no event shall the Company be required to pay under Section 5.7, on the one hand, and this Section 5.8(2), on the other hand, in the aggregate, an amount in excess of the Company Termination Fee.

(3)	In addition to the rights of the Company under Section 5.7, if this Agreement is terminated by the Company pursuant to Section 6.2(1)(c)(i) [Breach of Purchaser Representation, Warranty or Covenant] or by the Purchaser or the Company pursuant to Section 6.2(1)(b)(ii) [No Purchaser Shareholder Approval], then the Purchaser shall, within two Business Days of such termination, pay or cause to be paid to the Company by wire transfer of immediately available funds to an account designated by the Company, an expense reimbursement fee equal to $10,000,000. In no event shall the Purchaser be required to pay under Section 5.7, on the one hand, and this Section 5.8(3) on the other hand, in the aggregate, an amount in excess of the Purchaser Termination Fee.

Article 6
TERM AND TERMINATION

Section 6.1             Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 6.2             Termination

(1)	This Agreement may be terminated prior to the Effective Time by;

(a)	the mutual written agreement of the Parties; or

(b)	either the Company or the Purchaser if:

(i)	the Arrangement Resolution is not approved by the Company Securityholders at the Company Meeting as provided for in the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 6.2(1)(b)(i) if the failure to obtain the approval of the Company Securityholders has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)	the Purchaser Shareholder Approval is not obtained at the Purchaser Meeting in accordance with applicable Law provided that a Party may not terminate this Agreement pursuant to this Section 6.2(1)(b)(ii) if the failure to obtain the Purchaser Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 6.2(1)(b)(iii) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iv)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 6.2(1)(b)(iv) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement.

(c)	the Company if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 7.1 or Section 7.2 not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 6.4; provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 7.1 or Section 7.3 not to be satisfied;

(ii)	(A) the Purchaser Board or any committee of the Purchaser fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Purchaser Board Recommendation, (B) the Purchaser Board or any committee of the Purchaser Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend a Purchaser Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Purchaser Acquisition Proposal for more than five Business Days (or beyond the Business Day prior to the date of the Purchaser Meeting, if sooner), or (C) the Purchaser Board or any committee of the Purchaser Board fails to publicly recommend or reaffirm the Purchaser Board Recommendation within five Business Days after having been requested in writing by the Company to do so (or in the event that the Purchaser Meeting is scheduled to occur within such five Business Day period, prior to the Business Day prior to the date of the Purchaser Meeting);

(iii)	prior to the approval by the Company Securityholders of the Arrangement Resolution, the Company Board authorizes the Company to enter into a written agreement (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3) with respect to a Company Superior Proposal in accordance with Section 5.4, provided the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Company Termination Fee in accordance with Section 5.7; or

(iv)	there has occurred a Purchaser Material Adverse Effect;

(d)	the Purchaser if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 7.2 or Section 7.3 not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 6.4; provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 7.1 or Section 7.2 not to be satisfied;

(ii)	(A) the Company Board or any committee of the Company Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Company Board Recommendation, (B) the Company Board or any committee of the Company Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend a Company Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Company Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Company Meeting, if sooner), (C) the Company Board or any committee of the Company Board accepts or enters into (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of a Company Acquisition Proposal, (D) the Company Board or any committee of the Company Board fails to publicly recommend or reaffirm the Company Board Recommendation within five Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the Business Day prior to the date of the Company Meeting), or (E) the Company breaches Article 5 in any material respect (any of (A) to (E) a “Company Change in Recommendation”);

(iii)	prior to the approval by the Purchaser Shareholders of the Purchaser Share Issuance Resolution, the Purchaser Board authorizes the Purchaser to enter into a written agreement with respect to a Purchaser Superior Proposal, provided that prior to or concurrent with such termination the Purchaser pays the Purchaser Termination Fee in accordance with Section 5.7; or

(iv)	there has occurred a Company Material Adverse Effect.

Section 6.3             Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 6.1 or Section 6.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 6.1 as a result of the Effective Time occurring Section 4.9 shall survive for a period of six years following such termination and this Section 6.3 shall survive, and (b) in the event of termination under Section 6.2, this Section 6.3, Section 5.7, Section 5.8, and Article 8 (other than Section 8.8) shall survive, and provided further that no Party shall be relieved of any liability for any willful breach by it of this Agreement.

Section 6.4             Notice and Cure Provisions

If any Party determines at any time prior to the Effective Time that it intends to refuse to complete the transactions contemplated hereby because of any unfilled or unperformed condition contained in this Agreement, such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date. Neither the Company nor the Purchaser may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 7 hereof or exercise any termination right arising therefrom and no payments will be payable as a result of such election pursuant to Article 7 unless forthwith and in any event prior to the Outside Date the Party intending to rely thereon has given a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the earlier of the Outside Date and the expiration of a period of 15 Business Days from such notice. If such notice has been given prior to the date of the Company Meeting, such meeting, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

Article 7
CONDITIONS PRECEDENT

Section 7.1             Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the Purchaser and the Company at any time:

(a)	the Arrangement Resolution will have been approved by the Company Shareholders at the Company Meeting in accordance with the Interim Order and applicable Laws;

(b)	the Purchaser Share Issuance Resolution will have been approved by the Purchaser Shareholders at the Purchaser Meeting in accordance with applicable Laws;

(c)	each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of the Company and the Purchaser, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(d)	the Required Regulatory Approvals will have been obtained;

(e)	no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement;

(f)	the Consideration Shares to be issued pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws by virtue of applicable exemptions under Securities Laws and there shall be no resale restrictions on such Consideration Shares under applicable Securities Laws, except in respect of those holders who are subject to restrictions on resale as a result of being a “control person” under applicable Securities Laws;

(g)	the Consideration Shares to be issued pursuant to the Arrangement will have been approved for listing on the NYSE (subject only to official notice of issuance) and the TSX (subject only to customary conditions); and

(h)	this Agreement shall not have been terminated in accordance with its terms.

Section 7.2             Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement will be subject to the satisfaction, or waiver by the Company, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a)	the Purchaser will have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of the Purchaser in: (i) Section 1 of Schedule E [Organization and Corporate Capacity], Section 2 of Schedule E [Authority Relative to this Agreement], Section 3 of Schedule E [Required Approvals], Section 4 of Schedule E [No Violation], and Section 5 of Schedule E [Capitalization] (other than de minimis inaccuracies or adjustments resulting from events in the ordinary course), will be true and correct in all respects as of the date of this Agreement and as of the Effective Date, and (ii) all other representations and warranties of the Purchaser will be true and correct in all respects as of the Effective Date (disregarding any materiality or Purchaser Material Adverse Effect qualification therein, and except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date, except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Purchaser Material Adverse Effect or prevent, impede or materially delay the completion of the Arrangement);

(c)	there shall not have occurred a Purchaser Material Adverse Effect;

(d)	the Purchaser will have complied with its obligations under Section 2.10 and the Depositary shall have confirmed receipt of the Consideration Shares; and

(e)	the Company will have received a certificate of the Purchaser signed by a senior officer of the Purchaser and dated the Effective Date certifying that the conditions set out in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied, which certificate will cease to have any force and effect after the Effective Time.

Section 7.3             Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser to complete the Arrangement will be subject to the satisfaction, or waiver by the Purchaser, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Purchaser and which may be waived by the Purchaser at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Purchaser may have:

(a)	the Company will have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of the Company in: (i) Section 1 of Schedule D [Organization and Corporate Capacity], Section 2 of Schedule D [Authority Relative to this Agreement], Section 3 of Schedule D [Required Approvals], Section 4 of Schedule D [No Violation], and Section 5 of Schedule D [Capitalization] (other than de minimis inaccuracies or adjustments resulting from the issuance of Company Common Shares pursuant to the terms of the Company Equity Awards or otherwise contemplated by this Agreement), Section 6 of Schedule D [Subsidiaries], and Section 40 of Schedule D [Financial Advisors or Brokers] will be true and correct in all respects as of the date of this Agreement and as of the Effective Date (except where such representation and warranty speaks to an earlier date in which case it will be true and correct in all material respects as of such date), and (ii) all other representations and warranties of the Company will be true and correct in all respects as of Effective Date (disregarding any materiality or Company Material Adverse Effect qualification therein, and except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date, except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect or prevent, impede or materially delay the completion of the Arrangement);

(c)	there shall not have occurred a Company Material Adverse Effect;

(d)	the Purchaser will have received a certificate of the Company signed by a senior officer of the Company and dated the Effective Date certifying that the conditions set out in Section 7.3(a), Section 7.3(b), Section 7.3(c) and Section 7.3(e) have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

(e)	the Purchaser will have received the Company Title Opinion;

(f)	Dissent Rights shall not have been validly exercised in connection with the Arrangement by holders of more than 5% of the Company Common Shares then outstanding; and

(g)	there shall not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any:

(i)	prohibition or material restriction on the acquisition by the Purchaser of the Company Shares or the completion of the Arrangement or any person obtaining from the Purchaser or the Company any damages in connection with the Arrangement;

(ii)	prohibition or material limit on the ownership by the Purchaser of the Company or any material portion of its assets or business; or

(iii)	imposition of material limitations on the ability of the Purchaser to acquire or hold, or exercise full rights of ownership of, the Company Shares, including the right to vote the Company Common Shares.

Article 8
GENERAL

Section 8.1	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by electronic mail addressed to the recipient as follows:

(a)	if to the Purchaser as follows:

Eldorado Gold Corporation

550 Burrard Street, 11th Floor

Vancouver, BC V6C 2B5

Attention:	Frank Herbert, Executive Vice-President, General Counsel and Chief Compliance Officer
Email:	[Redacted – Personal Information]

with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP

199 Bay Street

Suite 4000, Commerce Court West

Toronto, ON M5L 1A9

Attention:	Jeffrey R. Lloyd
Email:	[Redacted – Personal Information]

(b)	if to the Company:

Foran Mining Corporation
904-409 Granville St.
Vancouver, BC
V6C 1T2, Canada

Attention:	James Steels, Chief Financial Officer
Email:	[Redacted – Personal Information]

with a copy (which will not constitute notice) to:

McCarthy Tétrault LLP

745 Thurlow Street, Suite 2400

Vancouver, BC V6E 0C5

Attention:	Roger Taplin/Claire Lehan
Email:	[Redacted – Personal Information]

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by electronic mail will be conclusively deemed to have been given on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

Section 8.2	Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliates, as the case may be, for all of its obligations hereunder. In addition to and not in limitation of the foregoing, the Purchaser may collaterally assign its rights hereunder to its lenders as collateral security for its financing arrangements.

Section 8.3	Benefit of Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

Section 8.4	Time of Essence

Time is of the essence of this Agreement.

Section 8.5	Governing Law; Attornment; Service of Process

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement or the Arrangement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

Section 8.6	Entire Agreement

This Agreement constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter and the Purchaser Disclosure Letter, the entire agreement between the Parties with respect to the subject matter thereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement. The Parties also acknowledge and agree that the Letter of Intent was terminated upon the execution and delivery of this Agreement and is no longer of any force and effect.

Section 8.7	Amendment

(1)	This Agreement may, at any time and from time to time before or after the holding of the Company Meeting, be amended by written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Company Securityholders, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(c)	waive compliance with or modify any of the conditions precedent referred to in Article 7 or any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties, provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Company Securityholders under the Arrangement without their approval at the Company Meeting or, following the Company Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

(2)	Notwithstanding the foregoing, the Plan of Arrangement may only be supplemented or amended in accordance with the provisions of this Agreement and the Plan of Arrangement.

Section 8.8	Waiver and Modifications

Any Party may (a) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Parties (c) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Parties hereto or (d) waive the fulfillment of any condition to its own obligations contained herein. No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless made in writing and signed by the Party or Parties purporting to give the same and, unless otherwise provided, will be limited to the specific breach or condition waived. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

Section 8.9	Third Party Beneficiaries

(1)	Except as provided in Section 4.9 which, without limiting their terms, are intended as stipulations for the benefit of the third persons mentioned in such provisions (such third persons referred to in this Section 8.10 as the “Covered Persons”) and except for the rights of the Company Shareholders to receive the Consideration following the Effective Time pursuant to the Arrangement, the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties and that no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)	Despite the foregoing, the Purchaser acknowledges to each of the Covered Persons their direct rights against it under Section 4.9 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Covered Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

Section 8.10	Severability

If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any material manner or would prevent or significantly impede or materially delay the completion of the Arrangement.

Section 8.11	Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rule or construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

Section 8.12	Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

Section 8.13	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this, subject to Section 5.7(4) and Section 5.7(7), being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8.14	No Personal Liability

(1)	No director, officer or employee of the Purchaser will have any personal liability to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Purchaser.

(2)	No director, officer or employee of the Company will have any personal liability to the Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Company.

Section 8.15	Counterparts

This Agreement may be executed and delivered in any number of counterparts (including by electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ELDORADO GOLD CORPORATION

By:	/s/ George Burns
	Name:	George Burns
	Title:	Chief Executive Officer

FORAN MINING CORPORATION

By:	/s/ Daniel Myerson
	Name:	Daniel Myerson
	Title:	Executive Chairman

SCHEDULE A
FORM OF PLAN OF ARRANGEMENT

[See Attached]

A-1

Schedule A
FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

INTERPRETATION

Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

“Arrangement” means the arrangement pursuant to the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.8 of the Arrangement Agreement or Article 5 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated February 1, 2026 between the Company and the Purchaser, including the schedules thereto, as the same may be, amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means a day other than a Saturday, a Sunday or any other day on which major banks are closed for business in Vancouver, British Columbia;

“Canadian Resident” means a beneficial owner of Company Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person) or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

“Common Shares” means the common shares in the capital of the Company and includes, for greater certainty, any Common Shares issued upon the valid exercise or settlement of the Company Options, Company DSUs or Company RSUs, or conversion of the Non-Voting Shares, as applicable;

“Company” means Foran Mining Corporation, a corporation existing under the laws of the Province of British Columbia;

“Company DSUs” means deferred share units granted under the Company LTIP;

“Company LTIP” means the long-term incentive plan of the Company, effective May 28, 2019 and amended and restated as of February 27, 2025;

“Company Meeting” means the special meeting of the Securityholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement and the Interim Order, to be called and held in accordance with the Interim Order for the purpose of, among other things, considering and, if thought advisable, approving the Arrangement Resolution;

“Company Options” means stock options to purchase Common Shares granted under the Company LTIP;

“Company RSUs” means restricted share units granted under the Company LTIP;

“Company Shares” means the Common Shares and the Non-Voting Shares, collectively;

“Consideration” means the consideration to be received pursuant to this Plan of Arrangement in respect of each Company Share that is issued and outstanding immediately prior to the Effective Time or that is issued upon conversion of Non-Voting Shares in accordance with this Plan of Arrangement, consisting of 0.1128 of a Purchaser Share and $0.01 in cash;

“Consideration Shares” means the Purchaser Shares to be issued as Consideration pursuant to the Arrangement;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Trust Company of Canada, or any other depositary or trust company, bank or financial institution as the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1;

“Dissenting Shareholder” means a Registered Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with Section 4.1 and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such Registered Shareholder;

“Dissenting Shares” means the Company Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent;

“DSU Holder” means a holder of one or more Company DSUs;

“Effective Date” means the date designated by the Company and the Purchaser by notice in writing as the effective date of the Arrangement, after all of the conditions of the Arrangement Agreement and the Final Order have been satisfied or waived;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as the Company and the Purchaser may agree upon in writing before the Effective Date;

“Eligible Holder” means: (i) a Canadian Resident; or (ii) an Eligible Non-Resident;

“Eligible Non-Resident” means a beneficial owner of Company Shares immediately prior to the Effective Time, who is not a resident of Canada for the purposes of the Tax Act, and whose Company Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act, or a partnership any member of which is not a resident of Canada for the purposes of the Tax Act, and whose Company Shares are “taxable Canadian property” and not “treaty protected property”, in each case as defined in the Tax Act;

“Exchange Ratio” means 0.1128;

“Final Order” means the final order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10)  of the U.S. Securities Act with respect to the issuance of and distribution of the Consideration, pursuant to Section 291 of the BCBCA approving the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or dismissed;

“Former Shareholders” means the holders of Common Shares immediately prior to the time at which Section 3.1(f) hereof occurs;

“Governmental Authority” means any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“holder”, when used with reference to any securities of the Company, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities;

“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and distribution of the Consideration, to be issued following the application therefor submitted to the Court as contemplated by Section 2.2 of the Arrangement Agreement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, declarations and directions in respect of the notice to be given in respect of, and the calling and holding of the Company Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court (or on appeal) with the consent of both the Company and the Purchaser, each acting reasonably;

“Laws” means all laws, statutes, treaties, conventions, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or policies, guidelines, protocols or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity, and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal to be sent to the Registered Shareholders for use in connection with the Arrangement;

“Liens” means any mortgage, hypothec, prior claim, lease, sublease, easement, encroachment, servitude, lien, pledge, assignment for security, security interest, option, right of first offer or first refusal or other charge or encumbrance of any kind;

“Non-Voting Shares” means the non-voting shares in the capital of the Company;

“Notice of Dissent” means a notice of dissent duly and validly given by a Registered Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

“Optionholder” means a holder of Company Options;

“Parties” means the parties to the Arrangement Agreement and “Party” means any one of them;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement as amended, modified or supplemented from time to time in accordance with the Arrangement Agreement, Article 6 hereof or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means Eldorado Gold Corporation a corporation existing under the Canada Business Corporations Act;

“Purchaser Shares” means common shares in the capital of the Purchaser;

“Registered Shareholder” means a registered holder of Company Shares as recorded in the shareholder register of the Company;

“RSU Holder” means a holder of one or more Company RSUs;

“Section 85 Election” has the meaning specified in Section 5.1(5) of this Plan of Arrangement;

“Securityholder” means, collectively, the Shareholders, Optionholders, DSU Holders and RSU Holders;

“Shareholder” means a holder of one or more Company Shares;

“Tax” or “Taxes” means, with respect to any person, (a) any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any supranational, national, federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, employer health taxes, withholding taxes, global minimum or “Pillar 2” taxes, sales taxes, use taxes, goods and services taxes, harmonized sales taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and government pension plan premiums and contributions, and other taxes, fees, imposts, assessments or charges of any kind whatsoever; (b) any interest, penalties, additional taxes, fines and other charges and additions that may become payable on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or by virtue of any statute; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a transferee or successor in interest to any party;

“Tax Act” means the Income Tax Act (Canada);

“Tax Exempt Person” means a person who is generally exempt from Tax on that person’s taxable income under Part I of the Tax Act;

“TSX” means the Toronto Stock Exchange; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated hereunder.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa, words importing the use of any gender shall include all genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time in Vancouver, British Columbia, unless otherwise stipulated herein or therein.

Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Statutes

Any reference in this Plan of Arrangement to a statute refers to such statute and all rules, resolutions and regulations made or promulgated under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

EFFECT OF THE ARRANGEMENT

Arrangement Agreement

This Plan of Arrangement constitutes an arrangement under Division 5 of Part 9 of the BCBCA and is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. If there is any conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement regarding the Arrangement, the provisions of this Plan of Arrangement shall govern.

Binding Effect

This Plan of Arrangement and the Arrangement will become effective, and be binding upon the Purchaser, the Company, the Securityholders (including Dissenting Shareholders), the registrar and transfer agent of the Company, the Depositary and all other persons, at and after, the Effective Time on the Effective Date, in each case without any further act or formality required on the part of any person, except as expressly provided herein.

ARRANGEMENT

The Arrangement

Commencing at the Effective Time on the Effective Date, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case, unless stated otherwise, effective as at one minute intervals starting at the Effective Time, without any further authorization, act or formality of or by the Company, the Purchaser or any other person:

(a)	Notwithstanding the Company LTIP or any agreements or other arrangements relating to the Company Options, each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed unconditionally vested and exercisable and will be deemed to be transferred by the holder of such Company Option to the Company in exchange for an option issued by the Purchaser to purchase Purchaser Shares (each, a “Purchaser Option”). The number of Purchaser Shares subject to the Purchaser Option shall be equal to (rounded down to the nearest whole number): (i) the Exchange Ratio multiplied by (ii) the number of Company Shares subject to such Company Option immediately prior to the Effective Time. Such Purchaser Option shall provide for an exercise price per Purchaser Share equal to the exercise price per Company Share of such Company Option immediately prior to the Effective Time, divided by the Exchange Ratio and rounded up to the nearest whole cent. The Company Option shall be cancelled immediately after its transfer to the Company. Except as otherwise set out in this Section 3.1, each Purchaser Option shall be governed by the terms and conditions of the Company LTIP which, prior to the exchange, governed the Company Option that was exchanged for such Purchaser Option and any stock option agreement pursuant to which such Company Option was granted (including, but not limited to, the term to expiry, conditions to and manner of exercising and vesting schedule), each as may be amended from time to time, with any adjustment deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 3.1, including that any references in the Company LTIP and the stock option agreements to the Company or the board of directors of the Company shall be read as references to Purchaser and its board of directors. Notwithstanding the foregoing, it is intended that the provisions of subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial or territorial tax legislation) shall apply to such exchange of Company Option and, if and to the extent determined by the Purchaser to be necessary for such provision to apply, the exercise price of a Purchaser Option (as otherwise determined) will be increased (and will be deemed always to have been increased) such that the amount, if any, by which the aggregate fair market value of the Purchaser Shares subject to the Purchaser Option immediately after the exchange exceeds the aggregate exercise price of the Purchaser Option (otherwise determined) does not exceed the amount, if any, by which the aggregate fair market value of the Company Shares subject to the Company Option immediately before the exchange exceeds the aggregate exercise price of the Company Option.

(b)	Notwithstanding the Company LTIP or any agreements or other arrangements relating to the Company RSUs, each whole Company RSU, whether vested or unvested, outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be unconditionally vested and be deemed to be transferred by such holder to the Company in exchange for the issuance of one Common Share, subject to applicable Tax withholdings and other source deductions, and each such whole Company RSU shall immediately be cancelled.

(c)	Notwithstanding the Company LTIP or any agreements or other arrangements relating to the Company DSU, each whole Company DSU, whether vested or unvested, outstanding immediately prior to the Effective Time shall, without any further action, authorization or formality by or on behalf of the holder thereof, be deemed to be unconditionally vested and be deemed to be transferred by such holder to the Company in exchange for the issuance of one Common Share, subject to applicable Tax withholdings and other source deductions, and each such whole Company DSU shall immediately be cancelled.

(d)	Each of the Dissenting Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised (and the right of such Dissenting Shareholder to dissent with respect to such shares has not terminated or ceased to apply with respect to such shares) shall, without any further act or formality by or on behalf of a Dissenting Shareholder, be deemed to have been transferred to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Article 4, and:

(i)	such Dissenting Shareholders shall cease to be the holders of such Dissenting Shares and to have any rights as holders of such Dissenting Shares other than the right to be paid fair value by the Purchaser for such Dissenting Shares as set out in Section 4.1;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Dissenting Shares from the registers of Common Shares and Non-Voting Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Dissenting Shares free and clear of all Liens, and shall be entered in the register of Common Shares maintained by or on behalf of the Company as the holders of such Dissenting Shares.

(e)	Each outstanding Non-Voting Share (other than Dissenting Shares previously held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised and Non-Voting Shares held by the Purchaser or any of its affiliates immediately before the Effective Time) will, without further act or formality by or on behalf of the holder of such Non-Voting Shares, be converted into one Common Share, and, upon such conversion:

(i)	the holders of such Non-Voting Shares shall cease to be the holders thereof and to have any rights as holders of such Non-Voting Shares other than the right to receive from the Purchaser the Consideration in respect of the Common Shares into which such Non-Voting Shares were converted, all in accordance with this Plan of Arrangement; and

(ii)	the names of such former holders of Non-Voting Shares shall be removed from the register of the Non-Voting Shares maintained by or on behalf of the Company and added to the register of the Common Shares maintained by or on behalf of the Common Shares as holders of such number of Common Shares issued upon such conversion of such Non-Voting Shares.

(f)	Each outstanding Common Share (other than Dissenting Shares previously held by any Dissenting Shareholders in respect of which Dissent Rights have been validly exercised and Common Shares held by the Purchaser or any of its affiliates immediately before the Effective Time) will, without further act or formality by or on behalf of the holder of such Common Shares, be irrevocably assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration subject to Section 3.3 and Article 5, and, upon such exchange:

(i)	the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to receive the Consideration from the Purchaser in accordance with this Plan of Arrangement;

(ii)	such Former Shareholders’ names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee and the legal and beneficial holder of such Common Shares (free and clear of all Liens) and shall be entered as the registered holder of such Common Shares in the register of the Common Shares maintained by or on behalf of the Company.

The exchanges, conversions and cancellations provided for in this Section 3.1 will be deemed to occur at or following the Effective Time as provided for in this Section 3.1, notwithstanding that certain procedures related thereto are not completed until after the Effective Date.

Post Effective Time Procedures

Following receipt by the Company of the Final Order and no later than the Effective Time, the Purchaser will (i) provide the Depositary with (a) an irrevocable treasury direction for the issuance of Purchaser Shares and (b) an amount in cash, in each case to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Parties, each acting reasonably) and sufficient to satisfy the aggregate Consideration payable to Former Shareholders in accordance with the provisions of Section 3.1(f) hereof (other than payments to Company Shareholders who have validly exercised Dissent Rights and who have not withdrawn their notice of objection), and the Consideration shall be held by the Depositary as agent and nominee for such Former Shareholders for distribution to such Former Shareholders (or, for greater certainty, to give effect to any withholding or remittance obligations in respect of Taxes pursuant to Section 5.3 hereof) in accordance with the provisions of Article 5 hereof.

Subject to the provisions of Article 5 hereof, and upon return of a properly completed Letter of Transmittal by a registered Former Shareholder together with certificates representing Common Shares and/or Non-Voting Shares (as applicable) and such other documents as the Depositary may require, Former Shareholders shall be entitled to receive delivery of the Consideration to which they are entitled pursuant to Section 3.1(f) hereof.

No Fractional Shares

In no event shall any holder of Common Shares (including any former holder of Non-Voting Shares), Company Options, Company DSUs or Company RSUs be entitled to a fractional Purchaser Share under this Plan of Arrangement. Where the aggregate number of Purchaser Shares to be issued to a person as consideration under or as a result of this Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such Securityholder shall be rounded down to the nearest whole Purchaser Share and no person will be entitled to any compensation in respect of a fractional Purchaser Share.

U.S. Securities Act Exemption

Notwithstanding any provision herein to the contrary, the Purchaser and the Company agree that this Plan of Arrangement will be carried out with the intention that all Consideration Shares issued on completion of this Plan of Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof, and acknowledge that any Purchaser Shares issued upon the exercise of Purchaser Options granted in Section 3.1 of this Plan of Arrangement will be required to be registered under the U.S. Securities Act or issued in reliance upon an available exemption therefrom at the time of such issuance.

DISSENT RIGHTS

Rights of Dissent

Registered Shareholders may exercise dissent rights (“Dissent Rights”) with respect to the Company Shares held by such holders in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Division 2 of Part 8 of the BCBCA, as modified by this Section 4.1, the Interim Order, the Final Order and any other order of the Court; provided that notwithstanding Section 242(1)(a) of the BCBCA, the written notice setting forth the objection of such Registered Shareholder to the Arrangement Resolution referred to in Section 242(1)(a) of the BCBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) on the Business Day that is two (2) Business Days before the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Dissenting Shares held by them in respect of which Dissent Rights have been validly exercised to the Company free and clear of all Liens (other than the right to be paid fair value for such Dissenting Shares as set out in this Section 4.1), as provided in Section 3.1(d), and if they:

(a)	are ultimately entitled to be paid by the Purchaser fair value for their Dissenting Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(d)); (ii) will be entitled to be paid the fair value of such Dissenting Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be the fair value of such Dissenting Shares as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(b)	are ultimately not entitled, for any reason, to be paid by the Purchaser fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares and shall be entitled to receive only the Consideration such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

Recognition of Dissenting Shareholders

(1)	In no circumstances shall the Purchaser, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised. For greater certainty, in addition to any other restrictions pursuant to Division 2 of Part 8 of the BCBCA or in the Interim Order, none of the following shall be entitled to exercise Dissent Rights: (a) an Optionholder, DSU Holder or RSU Holder in respect of such holder’s Company Options, Company DSUs and/or Company RSUs, as applicable; (b) Shareholders who vote in favour of the Arrangement Resolution or have instructed a proxyholder to vote such Shareholders’ Company Shares in favour of the Arrangement Resolution; and (c) any other person who is not both a registered or beneficial holder of Company Shares as of the record date of the Company Meeting, and a registered or beneficial holder of Company Shares as of the deadline for exercising Dissent Rights.

(2)	For greater certainty, in no case shall the Purchaser or the Company or any other person be required to recognize Dissenting Shareholders as holders of Company Shares after the completion of the transfer under Section 3.1(d), and the names of such Dissenting Shareholders shall be removed from the central securities register maintained by or on behalf of the Company in respect of the Common Shares and/or Non-Voting Shares (as applicable) as holders of such Common Shares and/or Non-Voting Shares (as applicable) at the same time as the event described in Section 3.1(d) occurs.

CERTIFICATES AND PAYMENTS

Payment of Consideration

As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate or DRS advice statement that immediately prior to the Effective Time represented one or more outstanding Company Shares (other than Company Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Former Shareholders who have surrendered such certificate or DRS advice statement shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time on the Effective Date, or make available for pick up at its offices during normal business hours, the Consideration that such holder is ultimately entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld, if any, pursuant to Section 5.3, and any certificate or DRS advice statement representing such Common Shares so surrendered shall forthwith be cancelled.

Until surrendered as contemplated by this Section 5.1, each certificate or DRS advice statement which immediately prior to the Effective Time represented one or more Company Shares (other than Company Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) will be deemed after the Effective Time on the Effective Date to represent only the right to receive from the Depositary upon such surrender the Consideration that the holder of such certificate or DRS advice is ultimately entitled to receive in accordance with Section 3.1 hereof (including any Purchaser Shares to which such Former Shareholder is entitled in exchange for Common Shares issued on conversion of the Non-Voting Shares), less any amounts withheld, if any, pursuant to Section 5.3. Any such certificate or DRS advice formerly representing Company Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any Former Shareholder of any kind or nature against or in the Company or the Purchaser.

Any issuance or delivery of the Consideration by the Depositary pursuant to this Plan of Arrangement that has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment of Consideration hereunder that remains outstanding on the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the Consideration for the Company Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or any successor thereof for no consideration.

Following the Effective Time, no holder of Company Shares, Company Options, Company DSUs or Company RSUs shall be entitled to receive any consideration or entitlement with respect to such Company Shares, Company Options, Company DSUs or Company RSUs, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, Section 3.3, this Section 5.1 and the other terms of this Plan of Arrangement, in each case subject to Section 5.3 hereof, and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

An Eligible Holder whose Company Shares are exchanged for the Consideration pursuant to this Arrangement shall be eligible to make a joint income tax election with the Purchaser, pursuant to subsection 85(1) (or, in the case of a partnership, subsection 85(2)) of the Tax Act (and any corresponding provision of provincial income tax law) (a “Section 85 Election”) with respect to the disposition of such Eligible Holder’s Company Shares by providing the necessary information in accordance with the procedures set out in the tax instruction letter on or before 120 days following the Effective Date. The Purchaser shall, within 60 days of receipt thereof, sign and return validly completed election forms which are in compliance with the provisions of the Tax Act (and applicable provincial tax law) and the procedures in the tax instruction letter and which are received within 120 days following the Effective Date to the relevant Eligible Holders for filing with the Canada Revenue Agency (or applicable provincial tax authority). Other than the foregoing obligation, neither the Company, the Purchaser nor any successor corporation shall be responsible for the proper completion of any election form, nor for any Taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, the Purchaser or any successor corporation may choose to sign and return an election form received by it more than 120 days following the Effective Date, but will have no obligation to do so.

Upon receipt of a Letter of Transmittal in which the Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, the Purchaser will promptly deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with the Purchaser in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes (subject to the applicable provisions of the Tax Act and applicable provincial tax law) in respect of the sale of the Eligible Holder’s Company Shares.

Loss of Certificates

In the event any certificate or DRS advice statement which immediately prior to the Effective Time represented any outstanding Company Shares which were exchanged or transferred in accordance with Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Former Shareholder, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a certificate representing the Purchaser Shares which the Former Shareholder is ultimately entitled to receive pursuant to Section 3.1 hereof (including any Purchaser Shares to which such Former Shareholder is entitled in exchange for Common Shares issued on conversion of the Non-Voting Shares) in accordance with such holder’s Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the Former Shareholder will, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Company, the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser and the Depositary may direct or otherwise indemnify the Company and the Purchaser in a manner satisfactory to the Company and the Purchaser against any claim that may be made against the Company or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Withholding Rights

The Company, the Purchaser and the Depositary, as applicable, shall be entitled to deduct or withhold, or direct any person to deduct or withhold on their behalf, from any Consideration or amount otherwise payable or deliverable to any Securityholder and any other person under this Plan of Arrangement (including, without limitation, any payments to Dissenting Shareholders) such amounts as the Company, the Purchaser or the Depositary, as the case may be, may reasonably determines is required to be deducted or withheld with respect to such amount otherwise payable or deliverable under any provision of Laws in respect of Taxes. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser or the Depositary, as the case may be. Each Party and the Depositary, as applicable, are hereby authorized to sell or otherwise dispose of such portion of any Consideration Shares or other security deliverable to such person as is necessary to provide sufficient funds to the Company, the Purchaser or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and the Company, the Purchaser or the Depositary, as applicable, shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale (after deduction of all fees, commissions or costs in respect of such sale) to the appropriate Governmental Authority and shall remit to such person any unapplied balance of the net proceeds of such sale. Any sale will be made at prevailing market prices and none of the Company, the Purchaser or the Depositary shall be under any obligation to obtain or indemnify any Securityholder in respect of a particular price for the Consideration Shares so sold.

No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Paramountcy

From and after the Effective Time on the Effective Date: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, Company DSUs and Company RSUs issued or outstanding prior to the Effective Time on the Effective Date, (b) the rights and obligations of the Securityholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, Company DSUs and Company RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

AMENDMENTS

Amendments to Plan of Arrangement

(1)	The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Securityholders if and as required by the Court.

(2)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Securityholders voting in the manner directed by the Court.

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made at any time after receipt of the Final Order but prior to the Effective Time, provided that it concerns a matter which, in the reasonable opinion of the Purchaser and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Securityholder, and such amendment, modification or supplement need not be filed with the Court or communicated to Securityholders.

(5)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interest of any Securityholder, and such amendment, modification or supplement need not be filed with the Court or communicated to Securityholders.

(6)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

FURTHER ASSURANCES

Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(1)	The arrangement (as it may be modified or amended, the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving Foran Mining Corporation (the “Company”) and its securityholders, all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the “Plan of Arrangement”) attached as Schedule A to the joint management information circular of the Company and the Purchaser dated [●], 2026 is hereby authorized, approved and agreed to.

(2)	The Arrangement Agreement dated February 1, 2026 among the Company and Eldorado Gold Corporation, as it may be amended from time to time (the “Arrangement Agreement”), the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

(3)	Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by securityholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered without further approval of any shareholders of the Company (a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (b) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

(4)	Any one director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

B-1

SCHEDULE C
PURCHASER SHARE ISSUANCE RESOLUTION

BE IT RESOLVED THAT:

(1)	The holders of common shares (the “Purchaser Shares”) of Eldorado Gold Corporation (the “Purchaser”) understand and, pursuant to (i) the rules of the Toronto Stock Exchange, including Section 611(c) of the TSX Company Manual and (ii) the rules of the New York Stock Exchange (the “NYSE”), including Section 312.03(c) and Section 317.07 of the NYSE Listed Company Manual, approve the issuance of up to [●] Purchaser Shares, representing approximately [●] of the currently outstanding Purchaser Shares, to previous shareholders of Foran Mining Corporation (the “Company”), as the case may be, in accordance with the arrangement (the “Arrangement”) described in the joint management information circular of the Company and the Purchaser dated [●], 2026 (the “Joint Circular”), the Arrangement Agreement dated as of February 1, 2026 between the Company and the Purchaser (as it may be amended from time to time, the “Arrangement Agreement”), and the related plan of arrangement (as it may be modified or amended, the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Joint Circular.

(2)	Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders of the Purchaser or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Purchaser are hereby authorized and empowered without further approval of any shareholders of the Purchaser (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

(3)	Any director or officer of the Purchaser is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Purchaser, to execute or cause to be executed, under the seal of the Purchaser or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

C-1

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1)	Organization and Corporate Capacity. The Company and any Subsidiary of the Company is a corporation duly incorporated or continued, validly existing and in good standing under the laws of the jurisdiction of its incorporation, continuation or organization and has all requisite corporate and legal power and capacity to own, lease and operate its assets and properties as now owned and to carry on its business as it is now being carried on. The Company and any Subsidiary of the Company is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification, licensing or registration necessary. The Company has provided the Purchaser with complete and correct copies of the constating documents of the Company and its Subsidiaries, as may have been amended prior to the date of this Agreement.

(2)	Authority Relative to this Agreement. The Company has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the Interim Order, the Final Order and Company Securityholder Approval) to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the performance by the Company of its obligations under this Agreement have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or, subject to obtaining Company Securityholder Approval, the Interim Order and the Final Order, the completion by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(3)	Required Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Company for the execution and delivery of this Agreement or, the performance by the Company of its obligations hereunder, the completion by the Company of the Arrangement, or, to the knowledge of the Company, the ability of the Purchaser to conduct operations at the Company Properties in the same manner, in all material respects, as being currently conducted by the Company or any of its Subsidiaries as of the date hereof, other than:

(a)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(b)	the Final Order, and any filings required in order to obtain the Final Order; and

(c)	the Required Regulatory Approvals.

(4)	No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3 of this Schedule D and the approvals disclosed in Schedule D.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the completion of the Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both):

(a)	result in a contravention, breach, violation or default under any Law applicable to the Company or any of its Subsidiaries in any material respect;

(b)	result in a contravention, conflict, violation, breach or default under the constating documents of the Company or any of its Subsidiaries in any material respect;

(c)	result in a material contravention, breach or default under, or termination of, or acceleration or permit the acceleration of the performance required by, or other change in any right or obligation, or loss of any benefit under, or require any approval under, any Material Company Contract or material Permit to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which the Company Properties, or any assets of the Company or any of its Subsidiaries is subject or give to any person any interest, benefit or right, including any right of purchase, termination, payment, modification, reimbursement, cancellation or acceleration, under any such Material Company Contracts or material permits; or

(d)	result in the suspension or material alteration in the terms of any Permit held by the Company or any of its Subsidiaries, or in the creation of any Lien upon any of the Company Properties or assets of the Company or any of its Subsidiaries.

(5)	Capitalization.

(a)	The authorized capital of the Company consists of an unlimited number of Company Common Shares, Company Non-Voting Shares and preferred shares in the capital of the Company. As at the Business Day immediately prior to the date of this Agreement, there were 535,723,158 Company Common Shares and 27,777,778 Company Non-Voting Shares issued and outstanding, all of which have been duly authorized and validly issued and are fully paid and non-assessable. The Company has never issued preferred shares.

(b)	As at the Business Day immediately prior to the date of this Agreement, there were 10,160,768 Company Options, 1,150,000 Company RSUs and 1,937,375 Company DSUs outstanding under the Company LTIP, with each such Company Option, Company RSU or Company DSU entitling the holder thereof to one Company Common Share upon exercise or settlement, as the case may be (other than the Company DSUs, which may be settled for Company Common Shares or a cash payment at the option of the holder and Company RSUs which may be settled for Company Common Shares or a cash payment at the option of the Company Board). Except as disclosed in Schedule D.5 of the Company Disclosure Letter, all Company Common Shares issuable upon the exercise or settlement, as the case may be, of Company Options, Company RSUs and Company DSUs have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable, and are not and will not be subject to or issued in violation of, any applicable Law or purchase option, call option, right of first refusal or offer, pre-emptive right, subscription right or any similar right provided for in any applicable Law, constating documents, organizational documents, or any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound. No Company Shares have been issued, and no Company Options, Company RSUs or Company DSUs have been granted, in violation of any applicable Law or any provision of the TSX Company Manual, or purchase option, call option, right of first refusal or offer, pre-emptive right, subscription right or any similar right provided for in any applicable Law, constating documents, organizational documents, or any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound.

(c)	Except as disclosed in Schedule D.5 of the Company Disclosure Letter, there is no outstanding contractual obligation of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such Company Shares, Company Options, Company RSUs or Company DSUs or to qualify any securities of the Company or any of its Subsidiaries for public distribution in Canada or elsewhere. There are no securities, notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any person, directly or indirectly, the right to vote with the holders of Company Common Shares or on any matter.

(d)	Except as disclosed in Schedule D.5 of the Company Disclosure Letter, except for the outstanding Company Options, Company RSUs and Company DSUs, neither the Company nor any of its Subsidiaries has any outstanding agreement, subscription, warrant, option, right or commitment (nor has the Company or any of its Subsidiaries granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating the Company or any of its Subsidiaries to issue or sell any Company Shares or other securities of the Company or any of its Subsidiaries, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Company Shares or other security of the Company or any of its Subsidiaries. Except for the Company Options, Company RSUs and Company DSUs, neither the Company nor any of its Subsidiaries has any share or stock appreciation right (including, for greater certainty, any Company SAR), phantom equity, performance share unit (including, for greater certainty, any Company PSU), deferred share unit or similar right, agreement, arrangement or commitment based on the book value, Company Common Share price, income or any other attribute of or related to the Company.

(e)	The Company Common Shares are listed and posted for trading on the TSX and quoted for trading on the OTCQX and no securities of the Company are listed or quoted for trading on any other stock or securities exchange or market or registered under any Canadian Securities Laws.

(f)	Schedule D.5 of the Company Disclosure Letter sets out a complete and correct list of all outstanding Company Options, the number of Company Common Shares subject to such Company Options, the grant date, exercise price, vesting schedule, expiration date and other material terms, as applicable, of each such Company Option and the names of the holders of such Company Options and whether each such holder is a current director of the Company or current officer, consultant or employee of the Company.

(g)	Schedule D.5 of the Company Disclosure Letter sets out a complete and correct list of all outstanding Company RSUs, the number of Company Common Shares subject to such Company RSUs, the grant date, vesting schedule, and other material terms, as applicable, of each such Company RSU and the names of the holders of such Company RSUs and whether each such holder is a current director of the Company or current officer, consultant or employee of the Company.

(h)	Schedule D.5 of the Company Disclosure Letter sets out a complete and correct list of all outstanding Company DSUs, the number of Company Common Shares subject to such Company DSUs, the grant date, vesting schedule, and other material terms, as applicable, of each such Company DSU and the names of the holders of such Company DSUs and whether each such holder is a current director of the Company or current officer, consultant or employee of the Company.

(i)	Except as set out in Schedule D.5 of the Company Disclosure Letter, to the knowledge of the Company, no person beneficially owns, or exercises control or direction over, directly or indirectly, 10% or more of the outstanding Company Common Shares.

(6)	Subsidiaries.

(a)	Other than MBO, the Company does not have any other Subsidiaries or direct or indirect interests in any other person, including any equity interests;

(b)	Except as disclosed in Schedule D.6 of the Company Disclosure Letter, no Subsidiary of the Company is prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s shares, or from repaying to the Company any loans or advances made thereto.

(c)	The Company beneficially owns, directly or indirectly, all of the issued and outstanding securities of any Subsidiary of the Company, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) to acquire any issued or unissued securities or other ownership interests in any Subsidiary of the Company.

(d)	All of the issued and outstanding shares or other equity securities in the capital of any Subsidiary of the Company are: (i) validly issued, fully-paid and, where the concept exists, non-assessable (and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights) and, other than Permitted Encumbrances, all such shares or other equity interests are owned free and clear of all Liens; and (ii) other than Permitted Encumbrances, free of any other restrictions, including any restriction on the right to vote, sell or otherwise dispose of shares or any other equity interests.

(e)	The Company previously had another Subsidiary, 623133 Saskatchewan Ltd., which never carried on any business or held any assets or liabilities and was dissolved on December 21, 2022. There are no ongoing liabilities associated with this entity.

(7)	Shareholder and Similar Agreements. Other than as disclosed in Schedule D.7 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding securities in the capital of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or any of its Subsidiaries, other than the Company Support Agreements.

(8)	Reporting Issuer Status and Securities Laws Matters. The Company is a “reporting issuer” within the meaning of applicable Canadian Securities Laws in each of the provinces and territories of Canada and is not on the list of reporting issuers in default under applicable Canadian Securities Laws in any province or territory of Canada, no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Company, and the Company is not in default of any material provision of applicable Canadian Securities Laws. Trading in the Company Common Shares on the TSX and OTCQX is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Company is pending or, to the knowledge of the Company, threatened. To the knowledge of the Company, no inquiry, review or investigation (formal or informal) of the Company by any securities commission or similar regulatory authority under applicable Canadian Securities Laws or the TSX or OTCQX is in effect or ongoing or expected to be implemented or undertaken. To the knowledge of the Company, the Company is not subject to continuous disclosure or other public reporting requirements under any securities Laws of any jurisdiction, other than the continuous disclosure and other public reporting requirements under Canadian Securities Laws. Since January 1, 2023, the Company has filed all documents required to be filed by it in all material respects in accordance with applicable Canadian Securities Laws and the rules and policies of the TSX and OTCQX. The documents and information comprising the Company Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Canadian Securities Laws and, where applicable, the rules and policies of the TSX and OTCQX and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has not filed any confidential material change report that at the date hereof remains confidential or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any securities commissions or similar regulatory authority. There are no outstanding or unresolved comments in comment letters from any securities commission or other similar regulatory authority with respect to any of the documents and information comprising the Company Public Disclosure Record and, to the knowledge of the Company, neither the Company nor any such documents or information is subject of ongoing audit, review or comment by any securities commission or other similar regulatory authority or the TSX or OTCQX. The Company has no class of securities outstanding that is or is required to be registered under Section 12 of the U.S. Exchange Act and neither the Company nor any of its Subsidiaries is required to file reports under Section 13 or 15(d) of the U.S. Exchange Act or is required to register as an “investment company” under the United States Investment Company Act of 1940. The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act).

(9)	Financial Statements.

(a)	The Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods covered thereby and in accordance with applicable Laws, except as may otherwise be stated in the notes to such statements or, in the case of the Annual Financial Statements, in the auditor’s report thereon. The Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities and financial condition of the Company and its Subsidiaries on a consolidated basis as at the respective dates thereof, the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries on a consolidated basis for the periods covered thereby (subject, in the case of the Interim Financial Statements, to normal period end adjustments). The Financial Statements do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to any period covered by the Financial Statements. The Company does not intend to correct or restate, nor is there any basis for any correction or restatement of, any aspect of any of the Financial Statements.

(b)	Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any Joint Venture, off-balance sheet partnership or any similar Contract where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the published financial statements of the Company or the Company Public Disclosure Record.

(c)	There are no outstanding loans made by the Company or any of its Subsidiaries to any director, officer or shareholder of the Company or any of its Subsidiaries.

(d)	The financial books, records and accounts of the Company and its Subsidiaries have been maintained in all material respects in accordance with IFRS on a basis consistent with prior years and in accordance with the applicable Laws of its jurisdiction of incorporation.

(e)	Except as disclosed in Schedule D.9 of the Company Disclosure Letter, the Company is in compliance in all material respects with NI 52-109, as applicable to the Company, and has: (i) designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer of the Company on a timely basis, particularly during the periods in which the annual or interim filings are being prepared; (ii) designed a process of internal control over financial reporting (as such term is defined in NI 52-109) for the Company providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109; (iii) has evaluated the effectiveness of the Company’s disclosure controls and procedures and has disclosed in its MD&A its conclusions about the effectiveness of its disclosure controls and procedures; and (iv) has evaluated the effectiveness of the Company’s internal control over financial reporting and has disclosed in its MD&A its conclusions about the effectiveness of internal control over financial reporting and, if applicable, the necessary disclosure relating to any material weaknesses.

(f)	To the knowledge of the Company: (i) there are no material weaknesses in the internal controls over financial reporting of the Company that could reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information; and (ii) there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Company.

(g)	The Company has received no: (i) complaints from any source regarding accounting, internal accounting controls or auditing matters; or (ii) expressions of concern from employees of the Company regarding questionable accounting or auditing matters.

(10)	Undisclosed Liabilities. Except as disclosed in Schedule D.10 of the Company Disclosure Letter, and other than: (i) liabilities, obligations, commitments and contingencies that are specifically presented in the Annual Financial Statements as of December 31, 2024, including in the notes thereto, or the Interim Financial Statements and MD&A, and (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice, since September 30, 2025, the Company and its Subsidiaries have not incurred any material liabilities or obligations of any nature that are of the manner required to be presented on the financial statements in accordance with IFRS, whether or not accrued, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar Contract with respect to the obligations, liabilities or indebtedness of any person.

(11)	Auditors. The Company’s auditors are independent with respect to the Company within the meaning of the rules of professional conduct applicable to auditors in Canada and there has not been a reportable event (within the meaning of Section 4.10 of National Instrument 51-102 – Continuous Disclosure Obligations) with the Company’s auditors.

(12)	Absence of Certain Changes. Except as disclosed in the Company Public Disclosure Record or Schedule D.12 of the Company Disclosure Letter, since December 31, 2024:

(a)	each of the Company and its Subsidiaries has conducted its business only in the ordinary course of business;

(b)	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(c)	there has not been any material write-down by the Company or any of its Subsidiaries of any of the assets of the Company or any of its Subsidiaries;

(d)	other than in the ordinary course of business, there has not been any material expenditure or commitment to expend by the Company or any of its Subsidiaries with respect to capital expenses;

(e)	other than in respect of Permitted Encumbrances, there has not been any material acquisition or sale, lease, license or other disposition or encumbrance by the Company or any of its Subsidiaries with respect to the Company Properties;

(f)	other than in respect of Permitted Encumbrances, there has not been any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any material debt for borrowed money, any creation or assumption by the Company or any of its Subsidiaries of any Lien, or any making by the Company or any of its Subsidiaries of any loan, advance or capital contribution to or investment in any other person;

(g)	there has not been any satisfaction or settlement of any material claim, liability or obligation of the Company or any of its Subsidiaries;

(h)	the Company has not effected any material change in its accounting policies, principles, methods, practices or procedures except as required by applicable Laws or under IFRS;

(i)	neither the Company nor any of its Subsidiaries has suffered any material casualty, damage, destruction or loss to any of its properties or assets;

(j)	neither the Company nor any of its Subsidiaries has declared, set aside or paid any dividends or made any distribution or payment or return of capital in respect of the Company Shares or the securities of any of its Subsidiaries;

(k)	neither the Company nor any of its Subsidiaries has effected or passed any resolution to approve a split, division, consolidation, combination or reclassification of the Company Shares or any other securities of the Company or any of its Subsidiaries;

(l)	there has not been any increase in or modification of the compensation payable to or to become payable by the Company or any of its Subsidiaries to any director of the Company or any of its Subsidiaries, Company Employee, except as made in the ordinary course of business or as may be required by written Contract or Law; and

(m)	the Company has not agreed, announced, resolved or committed to do any of the foregoing other than in the ordinary course, consistent with past practice.

(13)	Long Term and Derivative Transactions. Except as disclosed in Schedule D.13 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any obligations or liabilities, direct or indirect, vested or contingent, in respect of any streaming transactions, rate swap transactions, basis swaps, forward rate transactions, commodity swap, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cross-currency rate swap transactions or currency options or other similar transactions (including any option with respect to any such transactions) or any combination of such transactions.

(14)	Compliance with Laws.

(a)	The business of each of the Company and any Subsidiary of the Company has and is currently being conducted in compliance with all applicable Laws in all material respects. Without limiting the generality of the foregoing, all issued and outstanding Company Shares have been issued in compliance with all applicable Canadian Securities Laws.

(b)	Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any of their respective directors, officers, supervisors, managers, employees, or agents, has: (i) violated any applicable anti-corruption, anti-bribery, export control, and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act; (ii) made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada or any other jurisdiction other than in accordance with applicable Laws; (iii) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (iv) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.

(c)	The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator non-Governmental Authority involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(15)	Permits. Except as disclosed in Schedule D.15 of the Company Disclosure Letter, each of the Company and any Subsidiary of the Company has identified, obtained, acquired or entered into and is in compliance in all material respects with, all Permits (including any interest in, or right to earn an interest in, any of the Company Properties) required by applicable Laws to own, lease, stake or maintain the Mining Rights and other property interests of the Company and any of its Subsidiaries, and to conduct their current businesses as they are now being conducted (as described in the Company Public Disclosure Record), including to conduct exploration and pre-development activities, as may be applicable, at the Company Properties. Except as disclosed in Schedule D.15 of the Company Disclosure Letter, all such Permits are valid and subsisting, in full force and effect, enforceable in accordance with terms thereof. All Permits are in good standing and there has been no material default under any Permit, are renewable by their terms or in the ordinary course of business, and, except as disclosed in Schedule D.15 of the Company Disclosure Letter, all fees and other amounts required to be paid with respect to such Permits to the date hereof have been paid. There are no actions, proceedings or investigations, pending, or to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries that could reasonably be expected to result in the suspension, loss or revocation of any such Permits.

(16)	Litigation. There is no material court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding (collectively, “Proceedings”) against or involving the Company or any of its Subsidiaries (whether in progress or, to the knowledge of the Company, threatened), and, to the knowledge of the Company, no event has occurred which might reasonably be expected to give rise to any such Proceeding. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Company or any of its Subsidiaries.

(17)	Restrictions on Conduct of Business. Except as set out in Schedule D.17 of the Company Disclosure Letter and as contained in non-disclosure agreements entered into in the ordinary course of business, or in connection with any Permitted Encumbrances, neither the Company nor any of its Subsidiaries is a party to or bound by any other agreement, obligation, judgment, decree or order which purports to: (a) materially limit the manner or the localities in which all or a portion of the business of the Company or any of its Subsidiaries is conducted; (b) materially limit any business practice of the Company or any of its Subsidiaries; or (c) materially restrict any acquisition or disposition of any property by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect with respect to the Company and its Subsidiaries or that would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.

(18)	Insolvency. No act or proceeding has been taken by or against the Company or any of its Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Company or any of its Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Company or any of its Subsidiaries or any of their respective properties or assets nor, to the knowledge of the Company, is any such act or proceeding threatened. Neither the Company nor any Subsidiary of the Company has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or any such Subsidiary to conduct its business as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would reasonably be expected to prevent or significantly impede or delay the completion of the Arrangement.

(19)	Operational Matters.

(a)	Except as disclosed in Schedule D.19 of the Company Disclosure Letter, all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company or any of its Subsidiaries, have been, in all material respects: (i) duly paid; (ii) duly performed; or (iii) provided for prior to the date hereof, except for such expenses as are currently being paid prior to delinquency in the ordinary course of business.

(b)	Except as disclosed in Schedule D.19 of the Company Disclosure Letter, all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any Contracts and agreements to which the Company is directly or indirectly bound have been in all material respects properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(20)	Interest in Properties.

(a)	Except as disclosed in Schedule D.20 of the Company Disclosure Letter, each of the Company and any Subsidiary of the Company, as applicable, possesses or has obtained in its name, and is in material compliance with, all licences, permits, certificates, orders, grants and other authorizations necessary to conduct its respective business as currently conducted relating to the Company Properties, and the Company Properties comply in all material respects with all applicable Laws.

(b)	Except as disclosed in Schedule D.20 of the Company Disclosure Letter, other than the Company Properties, neither the Company nor any of its Subsidiaries owns or has any material interest in any real property.

(c)	Except as set out in Schedule D.20 of the Company Disclosure Letter, the Company, directly or indirectly through its Subsidiaries, has good, valid and sufficient right, title and interest, free and clear of any title defect or Lien (other than Permitted Encumbrances) to: (i) all prospecting, exploration, pre-development, development and exploitation licences, mining claims, mining leases, mining concessions and all other rights relating in any manner whatsoever to their interest in, or exploration for, or extraction and exploitation of minerals on, the Company Properties, all of which have been accurately and completely set out in Schedule D.20 of the Company Disclosure Letter in each case, as are necessary to perform the operation of their business as presently owned and conducted and as currently contemplated to be conducted; (ii) their access and surface rights, rights of way, ingress and egress rights, servitudes, rights of superficies and other necessary property or immovable real rights (in each case from landowners and authorities permitting the use of land by the Company or any of its Subsidiaries) in respect of the Company Properties, all of which have been accurately and completely set out in Schedule D.20 of the Company Disclosure Letter, and in each case, as are necessary to perform the operation of their business as presently owned and conducted and currently contemplated to be conducted; and (iii) the Company Properties and to all benefits derived therefrom, including all the properties and assets reflected in the balance sheet forming part of the Company Public Disclosure Record relating to the Company Properties, together with all additions thereto.

(d)	All prospecting, exploration, pre-development, development and exploitation licences, mining claims, mining leases, mining concessions and other mineral property rights (including access and surface rights, rights of way, ingress and egress rights, servitudes, rights of superficies and other necessary property or immovable real rights) held by the Company or any of its Subsidiaries regarding the Company Properties(collectively, the “Mining Rights”), have been validly obtained and, if an immovable real right, registered in accordance with all Laws. All Mining Rights are held by the Company or its Subsidiaries under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments sufficient to permit the Company and/or its Subsidiaries to access the Company Properties and explore and exploit the minerals relating thereto in all material respects, and are only subject to the Permitted Encumbrances and the Liens and royalties described in Schedule D.20 of the Company Disclosure Letter.

(e)	Other then any Permits being applied for by the Company and its Subsidiaries or not yet applied for, in each case, as disclosed in Schedule D.20 of the Company Disclosure Letter, the Company, directly or through its Subsidiaries, has all necessary mineral or property rights relating to the Company Properties as may be necessary or desirable to grant the Company or its Subsidiaries the right and ability to conduct its operations as currently conducted or as contemplated, and there are no material restrictions on the ability of the Company or any of its Subsidiaries to use, access, transfer or otherwise exploit any such property rights, except as required by applicable Law. Each of the Mining Rights and each of the documents, agreements, instruments and obligations relating thereto are currently in good standing in the name of the Company or its Subsidiaries other than in respect of any Mining Rights subject to the Voyageur Option Agreement and the Purepoint Option Agreements, free and clear of all Liens, other than Permitted Encumbrances.

(f)	Except as set out in Schedule D.20 of the Company Disclosure Letter or any Permitted Encumbrance: (i) the Company and its Subsidiaries, as applicable, have the exclusive right to deal with the Company Properties; (ii) other than in respect of any Mining Rights subject to the Voyageur Option Agreement and the Purepoint Option Agreements, no person or entity of any nature whatsoever other than the Company or any of its Subsidiaries has any interest in any Company Properties or any right to acquire or otherwise obtain any such interest; (iii) to the knowledge of the Company, no third party has filed or registered an application for a mining or mineral claim or other property right in respect of the Company Properties, other than Liens registered pursuant to Permitted Encumbrances; (iv) there are no earn-in rights, back-in rights, rights of first refusal, royalty rights, streaming rights, or other rights of any nature whatsoever which would affect the Company’s or any of its Subsidiaries’ interests in the Company Properties; (v) neither the Company nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in any Company Properties; and (vi) the Mining Rights are in good standing under and comply with all Laws and all work required to be performed has been performed and all taxes, fees expenditures and all other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made, in each case, in all material respects.

(g)	There are no adverse claims, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of the Company, that are threatened, affecting or which could materially affect the right, title or interest of the Company or any of its Subsidiaries in any Company Property or Mining Right or the ability of the Company or any of its Subsidiaries to explore or develop any Company Properties, including the title to or ownership by the Company or any of its Subsidiaries of the foregoing, or which might involve the possibility of any judgement or liability materially affecting any Company Property or Mining Right.

(h)	To the knowledge of the Company, none of the directors or officers of the Company or any of its Subsidiaries hold any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in the Company Properties or in any permit, concession, mining claim, lease, licence or other right to explore for, exploit, develop, mine or produce minerals, ore or metals from or in any manner in relation to the Company Properties or any other properties located within 20 kilometres of the Company Properties.

(i)	The Company has provided the Purchaser with access to all material exploration information and data within its possession or control including, without limitation, all material geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Company Properties and the Company or a Subsidiary of the Company has the sole right, title and ownership of all such information, data, reports and studies.

(j)	The McIlvenna Bay Property is the only mineral property or mineral asset which the Company considers to be material to its business on a consolidated basis.

(21)	Technical Information.

(a)	The Company Technical Report complied in all material respects with the requirements of NI 43-101, including Form 43-101F1, at the time of filing thereof and reasonably presented the quantity of mineral resources and mineral reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared. All statements of fact relating to the Company, its Subsidiaries and their respective activities contained in the Company Technical Report are true and accurate in all material respects as of the date thereof and no such fact has been omitted therefrom (or information withheld), the omission of which would make any statement of fact therein misleading.

(b)	The Company and its Subsidiaries made available to the authors of the Company Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any Misrepresentation at the time such information was so provided. To the knowledge of the Company, no material information was withheld from the authors of the Company Technical Report for the purposes of preparing such report. Neither the Company nor any of its Subsidiaries has knowledge of an adverse change to such information since the date such information was provided.

(c)	As of the effective date of the Company Technical Report, all of the material assumptions underlying the mineral resource and mineral reserve estimates in the Company Technical Report were reasonable and appropriate.

(d)	The technical information set forth in the Company Public Disclosure Record, including estimates of mineral resources and mineral reserves, has been reviewed and approved by qualified persons (as defined in NI 43-101) and, in all cases, has been prepared by the Company and its consultants in accordance with Canadian industry standards and conforms in all material respects to the requirements of NI 43-101 and Canadian Securities Laws. Except as a result of mineral production, there has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of the Company and its Subsidiaries, taken as a whole, from the amounts disclosed in the Company Public Disclosure Record.

(e)	The Company is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no change of which the Company is or should be aware that would disaffirm, misrepresent or change any material aspect of the Company Technical Report or that would require the filing of a new technical report under NI 43-101.

(f)	The Company Technical Report is the sole “current” technical report of the Company for the purposes of NI 43-101 on the McIlvenna Bay Property and the Bigstone Property.

(22)	Exploration and Development Activities.

(a)	All assessments or other work required to be performed in relation to the Mining Rights in order to maintain the interests therein have been performed to date, in all material respects, and all applicable Laws as well as legal and contractual obligations to third parties have been complied with in this regard, in all material respects.

(b)	There are no expropriations or similar proceedings against any property in which the Company has a direct or indirect economic interest or any related Mining Rights that has been commenced, or threatened, or to the knowledge of the Company, is pending, nor does the Company or any Subsidiary of the Company have any knowledge of the intent or proposal to give such notice or commence any such proceeding.

(c)	All exploration and development activities conducted on the Company Properties have been conducted by the Company and/or its Subsidiaries, as applicable, in all material respects in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace Laws have been duly complied with in all material respects.

(23)	Taxes.

(a)	Each of the Company and its Subsidiaries has duly and timely filed all Returns required to be filed by it with any Governmental Authority and each such Return was complete and correct in all material respects at the time of filing. Each of the Company and its Subsidiaries has paid or caused to be paid to the appropriate Governmental Authority on a timely basis all Taxes (including instalments on account of Taxes) which are due and payable, all assessments and reassessments and all other Taxes as are due and payable by it, other than those the failure to pay or provide accruals for Taxes would not, individually or in the aggregate, materially adversely affect the Company.

(b)	Except as disclosed in Schedule D.23 of the Company Disclosure Letter, no audit, action, investigation, deficiencies, litigation, or proposed adjustments have been asserted and not yet resolved or, to the knowledge of the Company, threatened with respect to Taxes of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened. To the knowledge of the Company, no Return of the Company or any of its Subsidiaries is under investigation, review, audit or examination by any Governmental Authority, with the exception of customary review processes, with respect to any Taxes, and no written notice of any investigation, review, audit or examination by any Governmental Authority has been received by the Company or any of its Subsidiaries with respect to any Taxes.

(c)	No Lien for Taxes has been filed or exists with respect to any assets or properties of the Company or any of its Subsidiaries other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings.

(d)	There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return or any payment of Taxes by the Company or any of its Subsidiaries.

(e)	Except as disclosed in Schedule D.23 of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Returns that could, in and of itself, require a material amount to be included in the income of the Company or any Subsidiary for any period commencing after the Effective Date.

(f)	Except as disclosed in Schedule D.23 of the Company Disclosure Letter, all Taxes (including Taxes and other amounts in respect of any amount paid or credited or deemed to be paid or credited to or for the account or benefit of any person, including employees, officers or directors and any person who is a non-resident of Canada for purposes of the Tax Act) that the Company and its Subsidiaries has been required to withhold have been duly withheld and have been duly and timely paid to the proper Governmental Authority. Each of the Company and its Subsidiaries has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, payroll taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Authority within the time required under applicable Laws. Each of the Company and its Subsidiaries has, to the extent required under applicable Laws, duly charged, collected and remitted on a timely basis all Taxes on any sale, supply or delivery whatsoever, made by it. Each of the Company and its Subsidiaries, if legally required to do so, is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax.

(g)	There are no rulings or closing agreements relating to the Company or any of its Subsidiaries which may materially affect their liability for Taxes for any taxable period commencing after the Effective Date.

(h)	No material claim has been made in the last five years in writing by a Governmental Authority in respect of Taxes in a jurisdiction where none of the Company or any of its Subsidiaries files Returns that the Company or a Subsidiary of the Company is or may be subject to Tax by that jurisdiction.

(i)	Neither the Company nor any of its Subsidiaries carries on material business in a jurisdiction in which it does not file a Return and in which a Return is required to be filed under the Laws of that jurisdiction.

(j)	For all material transactions between the Company or any of its Subsidiaries and any person who is not resident in Canada for purposes of the Tax Act with whom the Company or any of its Subsidiaries was not dealing at arm’s length for purposes of the Tax Act, the Company has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or comparable provisions of any other applicable legislation).

(k)	No circumstances exist or may reasonably be expected to arise as a result of matters existing before the Effective Date that may result in the Company or any of its Subsidiaries being subject to section 160 of the Tax Act (or comparable provisions of any other applicable legislation).

(l)	None of sections 15, 78, 79 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to the Company or Subsidiaries and there are no circumstances existing which could reasonably be expected to result in the application of sections 15, 78, 79 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to the Company or any of its Subsidiaries.

(m)	There are no circumstances which exist and would result in, or which have existed and resulted in, section 17 of the Tax Act applying to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is obligated to make any payments or is a party to any agreement under which it could be obligated to make any payment that will not be deductible in computing its income under the Tax Act by virtue of Section 67 of the Tax Act.

(n)	Neither the Company nor any of its Subsidiaries is a party to any agreement, understanding or arrangement relating to the allocation or sharing of Taxes (excluding customary commercial agreements entered into in the ordinary course of business the primary subject of which is not Taxes).

(o)	The Company and its Subsidiaries are each a “taxable Canadian corporation”, as that term is defined in subsection 89(1) of the Tax Act.

(p)	Neither the Company nor any of its Subsidiaries has applied for any subsidies under section 125.7 of the Tax Act, or any analogous or similar COVID-19 relief measures enacted by any Governmental Authority, to which it was not entitled.

(q)	Neither the Company nor any of its Subsidiaries has entered into any “reportable transaction”, as defined in subsection 237.3(1) of the Tax Act (or comparable provisions of any other applicable legislation), or any “notifiable transaction”, as defined in subsection 237.4(1) of the Tax Act (or comparable provisions of any other applicable legislation).

(r)	The Company and its Subsidiaries have kept all records and supporting documents required by applicable Laws and regulations in respect of Taxes in accordance with such Laws and regulations in all material respects.

(s)	Neither the Company nor any of its Subsidiaries is, or has ever been, in default of any of its legal obligations, either contractually under and of its flow through share subscription agreements or with respect to its compliance obligations under the Tax Act (and any comparable provincial or territorial legislation), in respect of any “flow-through share” (for the purposes of the Tax Act) financings previously undertaken by it.

(24)	Contracts.

(a)	All Material Company Contracts to which either the Company or any of its Subsidiaries is a party are valid, subsisting, in good standing and in full force and effect, and each of the Company and any Subsidiary of the Company, as applicable, is entitled to all rights and benefits thereunder in accordance with the terms thereof. The Company has made available to the Purchaser for inspection in the Data Room true and complete copies of all Material Company Contracts and no such Material Company Contract has been modified, rescinded, or terminated. All of the Material Company Contracts are valid and binding obligations of the Company and its Subsidiaries, as applicable, and enforceable against the other parties thereto in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(b)	Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of the other parties thereto, is in material breach or material violation of or in default under (in each case, with or without notice or lapse of time or both) any Material Company Contract and neither the Company nor any of its Subsidiaries has received or given any notice of default under any Material Company Contract which remains uncured, and to the knowledge of the Company, except as disclosed in Schedule D.24 of the Company Disclosure Letter, there exists no state of facts which after notice or lapse of time or both would constitute a material default under or material breach of any Material Company Contract or the inability of a party to any Material Company Contract to perform its obligations thereunder.

(c)	Neither the Company nor any of its Subsidiaries has received any notice (whether written or oral), that any party to a Material Company Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or any of its Subsidiaries, as applicable, and to the knowledge of the Company, no such action has been threatened.

(d)	Except as disclosed in Schedule D.24 of the Company Disclosure Letter, neither the entering into of this Agreement, nor the consummation of the Arrangement or any of the other transactions contemplated by this Agreement, will trigger any change of control or similar provisions in any of the Material Company Contracts.

(e)	Schedule D.24 of the Company Disclosure Letter sets out a complete and accurate list of all Material Company Contracts of the Company and its Subsidiaries.

(25)	Employment Matters.

(a)	Except as disclosed in Schedule D.25 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound or governed by, or subject to:

(i)	any Collective Agreement;

(ii)	to the knowledge of the Company, any threatened or pending union organizing activities involving any Company Employee and no such activities have been undertaken within the last three years;

(iii)	any trade union, council of trade unions, employee bargaining agency, affiliated bargaining agent, employee association or similar entity that holds bargaining rights with respect to any of the Company Employees by way of certification, interim certification, voluntary recognition, or succession rights, and no such person has applied, or to the knowledge of the Company, threatened to apply to be certified as the bargaining agent of any Company Employee in any jurisdiction in which the Company or any of its Subsidiaries carries on business;

(iv)	to the knowledge of the Company, any unfair labour practice, complaint, grievance of arbitration proceeding, or any labour dispute, strike or lock out relating or involving any Company Employee or any former employee of the Company or any of its Subsidiaries and no such event has occurred within the last three years; and

(v)	any allegations of sexual or other unlawful harassment or discrimination made against any director, officer or senior management employee of the Company or any of its Subsidiaries.

(b)	The Company has made available to the Purchaser in the Data Room true, complete and correct copies of Contracts: (a) with officers of the Company and, (b) that provide Company Employees or Company Contractors with change of control, retention, termination or severance payments or benefits (other than, in respect of a Company Employee, such as results under Law from the employment of an employee without an agreement as to notice or termination or severance).

(26)	Employees. Schedule D.26 of the Company Disclosure Letter sets forth a complete and accurate list of the current Company Employees together with their: (a) employer or engaging entity, (b) location of employment or engagement, (c) position or function, and (d) annual base salary or fees.

(27)	Immigration. To the knowledge of the Company, no Company Employees or former employees of the Company or any of its Subsidiaries are or have been, during employment with the Company or any of its Subsidiaries, an illegal or undocumented worker. To the knowledge of the Company, all Company Employees and former employees of the Company or any of its Subsidiaries have and had all work permits, visas, authorizations or legal status, as the case may be, required to perform work or provide services for the Company or any of its Subsidiaries.

(28)	Health and Safety. There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation legislation in respect of the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has been reassessed under such legislation during the past three years and no material audit of the Company or any of its Subsidiaries is currently being performed pursuant to any applicable workers’ compensation legislation. There are no claims or, to the knowledge of the Company, potential claims which may adversely affect the accident cost experience of the Company or any of its Subsidiaries. All orders and inspection reports since January 1, 2025, if any, under applicable occupational health and safety legislation (“OHSA”) relating to the Company and any of its Subsidiaries have been provided to Purchaser. There are no charges pending under OHSA in respect of the Company or any of its Subsidiaries. Each of the Company and any Subsidiary of the Company has complied with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding. Except as disclosed in Schedule D.28 of the Company Disclosure Letter, there have been no fatalities or critical accidents in the operations of the Company or any of its Subsidiaries in the last three years.

(29)	Employment Laws. Each of the Company and its Subsidiaries is operating in all material respects in compliance with all applicable Laws with respect to employment and labour, including employment and labour standards, vacation, discrimination, harassment, retaliation, wages, worker classification, hours of work, overtime, immigration, occupational health and safety, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of the Company, threatened, material claims, complaints, investigations, orders or other Proceedings under any employment or labour-related Laws and, to the knowledge of the Company, no basis for any such claims.

(30)	Employment Accruals. All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, paid time off and benefits, including under any Employee Plans and other similar accruals have in all material respects either been paid or are accurately reflected in the books and/or records of the Company and its Subsidiaries.

(31)	Acceleration of Benefits. Except as disclosed in Schedule D.31 of the Company Disclosure Letter, no person will, as a result of any of the transactions contemplated herein or in the Plan of Arrangement, including a change of control of the Company, either alone or in conjunction with any other event, become entitled to: (i) any retirement, severance, termination, retention, bonus or other similar payment or benefit from the Company or any of its Subsidiaries; (ii) the acceleration of the vesting or the time to exercise of any outstanding stock option or employee or director awards of the Company, including awards issued under the Company LTIP; (iii) the forgiveness or postponement of payment of any indebtedness owing by such person to the Company or any of its Subsidiaries; or (iv) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from the Company or any of its Subsidiaries.

(32)	Pension and Employee Benefits.

(a)	Schedule D.32 of the Company Disclosure Letter sets out a complete and correct list of all Employee Plans and current and complete copies of all Employee Plans (or, if any such plan is not in writing, a written description thereof) as amended to date have been provided to the Purchaser, including to the extent applicable: (i) the plan documents and all amendments thereto, (ii) the most recent summary plan description or member booklet, (iii) trust agreements, funding agreements, insurance contracts and policies, (iv) the most recent annual financial and actuarial statements under any Employee Plan, and (v) material correspondence with a Governmental Authority with respect to any Employee Plan.

(b)	Each Employee Plan has been, as applicable, established, registered (as applicable), operated, maintained, funded, invested and administered in all respects in accordance with its terms and complies in form and operation in all material respects with applicable Laws.

(c)	All material contributions, premiums or Taxes required to be made or paid by the Company or any Subsidiary to or under each Employee Plan have been made or paid in a timely fashion in accordance with applicable Laws and the terms of the applicable Employee Plan. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Company and its Subsidiaries, as applicable. in accordance with appliable accounting standards. No advance tax rulings or interpretations have been sought, issued or received in respect of any Employee Plan.

(d)	No Employee Plan is subject to any current, pending or, to the Company’s knowledge, threatened investigation, action or claim (other than routine claims for payment of benefits) initiated by any Governmental Authority, employee, officer, director, agent, consultant or other service provider or any of their respective beneficiaries or dependants covered under any such Employee Plan and there is exists no state of facts which could reasonably be expected to give rise to any such action or claim.

(e)	No Employee Plan is, and none of the Company and its Subsidiaries sponsors, maintains or contributes to, or has any liability or obligation with respect to: (i) any “registered pension plan” as defined in subsection 248(1) of the Tax Act, other than as disclosed in Schedule D.32 of the Company Disclosure Letter; (ii) any plan that contains, or contained, a “defined benefit provision” as defined in subsection 147.1(1) of the Tax Act; (iii) any “multi-employer plan” as that term is defined in subsection 1(1) of the Pension Benefits Act (Ontario) or an equivalent plan under pension standards legislation of another applicable Canadian jurisdiction and any “multi-employer plan” as that term is defined in subsection 8500(1) of the Income Tax Regulations (Canada); (iv) any “retirement compensation arrangement” as defined in subsection 248(1) of the Tax Act; (v) any “employee life and health trust” as defined in subsection 248(1) of the Tax Act; or (vi) any “health and welfare trust” as defined in Canada Revenue Agency Income Tax Folio S2-F1-C1.

(f)	None of the Employee Plans apply to or permit participation by employers other than the Company and its Subsidiaries. No Employee Plan is intended to be or has ever been found or alleged by a Governmental Authority to be a “salary deferral arrangement” as defined in subsection 248(1) of the Tax Act.

(g)	Except for continuation of health coverage to the extent required under applicable Laws, neither the Company nor any Subsidiary has any liability or contingent liability for post-employment health or life insurance benefits or other post-employment benefits under any Employee Plan.

(h)	Neither the Company nor any Subsidiary has any obligation or made any commitment or representations to any Company Employee, Company Contractor, or director of the Company or its Subsidiaries, whether or not legally binding, to materially adopt, amend, modify or terminate any Employee Plan or to increase any benefits under any Employee Plan.

(33)	Independent Contractors. Each Company Contractor has been properly classified by the Company and its Subsidiaries as an independent contractor and neither the Company nor any of its Subsidiaries has received any notification from any Governmental Authority challenging the classification of such Company Contractor.

(34)	Leased Premises. With respect to each of the Leased Premises, the Company and/or its Subsidiaries occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or any such Subsidiary occupies the Leased Premises is in good standing and in full force and effect. Other than as set out in Schedule D.34 of the Company Disclosure Letter, the performance of the obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the transactions described herein, will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(35)	Intellectual Property. Except as disclosed in Schedule D.35 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries own or possess any intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names.

(36)	Environment.

(a)	Other than as disclosed in Schedule D.36 of the Company Disclosure Letter, each of the Company and its Subsidiaries is carrying on, and has for the past three years carried on, its operations in compliance with all applicable Environmental Laws in all material respects and the Company Properties and assets of the Company and its Subsidiaries comply with all applicable Environmental Laws in all material respects.

(b)	Except as disclosed in Schedule D.36 of the Company Disclosure Letter, each of the Company and its Subsidiaries have all material Environmental Approvals for all of the material operations carried out by the Company and its Subsidiaries. Except as disclosed in Schedule D.36 of the Company Disclosure Letter, each Environmental Approval is valid, subsisting and in good standing, and neither the Company nor its Subsidiaries are in material default or breach of any Environmental Approval, and no proceeding is pending or, to the knowledge of the Company, threatened in relation to Environmental Approvals, and no grounds exist to revoke or materially and adversely limit, any Environmental Approval.

(c)	Except as disclosed in Schedule D.36 of the Company Disclosure Letter, the Company and its Subsidiaries have all closure or remediation plans required by Environmental Laws or Environmental Approvals and all financial assurance or guarantees required by Governmental Authorities or under Environmental Laws have been provided.

(d)	Neither the Company nor any of its Subsidiaries is subject to any material actual, potential or contingent liability relating to: (i) any Remedial Action, except for the customary obligations described in subsection (36)(c); or (ii) material non-compliance with Environmental Laws, and neither the Company nor any of its Subsidiaries have given or received any notice from any Governmental Authority or any person with respect to any such liability under Environmental Laws.

(e)	The Company Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, transfer, produce or process Hazardous Substances, except in material compliance with all Environmental Laws. To the knowledge of the Company, there are no Hazardous Substances at, in, on, under or migrating to or from the Company Properties which could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries.

(f)	Neither the Company nor any of its Subsidiaries has treated or disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location in a manner that could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries.

(g)	Other than as contemplated under the Environmental Approvals in respect of the Company’s operations, the Company Properties are not listed on any list of sites requiring Remedial Action issued by any Governmental Authority nor, to the knowledge of the Company, proposed for listing on any such list.

(h)	Neither the Company nor any of its Subsidiaries has received nor have they been advised that they will receive from any person or Governmental Authority any notice of any material proceeding, action or other claim, liability or responsibility arising under any Environmental Law that is pending as of the date of this Agreement. The Company Properties is not subject to any enforcement actions by any Governmental Authority that create the reasonable potential for any material proceeding, action, or other claim against the Company or any of its Subsidiaries.

(i)	Except as disclosed in Schedule D.36 of the Company Disclosure Letter and except for the customary obligations described in subsection (36)(c), there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company and its Subsidiaries, and the Company and its Subsidiaries have not received notice of any of the same.

(j)	Except for the customary obligations described in subsection (36)(c) neither the Company nor any of its Subsidiaries has assumed or retained any material liability or obligation pertaining to environmental matters as a result of the acquisition or disposition of any assets or real property.

(k)	All material reports and documents relating to environmental matters affecting the Company and any of its Subsidiaries, their respective business, and the Company Properties which are in the possession or under the control of the Company and its Subsidiaries have been provided to the Purchaser.

(l)	The Company and its Subsidiaries maintain a system of internal environmental management controls sufficient to provide reasonable assurance of compliance in all material respects of its mining and processing operations with the requirements of applicable Environmental Laws.

(m)	Other than for ongoing legislative reporting or in the ordinary course of business, (i) there are no environmental audits, evaluations, assessments, studies or tests that were commissioned by the Company or any of its Subsidiaries respecting the business, operations, owned, leased or occupied properties or facilities of the Company or any of its Subsidiaries or in which it has a direct or indirect economic interest; and (ii) neither the Company nor any of its Subsidiaries has received any request for information in connection with any federal, provincial, municipal or local inquiries as to disposal sites, and in each case, that were either commissioned or requested as a result of any events that would, individually or in the aggregate, have a Company Material Adverse Effect.

(n)	Except as disclosed in the Company Public Disclosure Record, there are no environmental matters requiring or expected to require any material work, repairs, construction or capital expenditures with respect to any of the assets of the Company or its Subsidiaries, including its tailings facilities.

(37)	Insurance. The properties and assets in which the Company or any of its Subsidiaries has a direct or indirect economic interest are insured against loss or damage in such amounts that are customary for the business in which they are engaged with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses. All insurance policies of the Company and its Subsidiaries are disclosed in Schedule D.37 of the Company Disclosure Letter and are in full force and effect. All premiums due and payable under all such policies have been paid and the Company and its Subsidiaries are in compliance in all material respects with the terms of such policies. Neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination with respect to any such policy. There has been no denial of material claims nor material claims disputed by the Company or any of its Subsidiaries under any such policy. Neither the Company nor any of its Subsidiaries have failed to promptly give any notice or present any material claim under any such policy.

(38)	Books and Records. The corporate records and minute books of the Company and its Subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects. The corporate records and minute books of the Company and any of its Subsidiaries contain, in all material respects, complete and accurate minutes of all meetings and resolutions of the directors and shareholders of the Company and any of its Subsidiaries held and/or passed, as applicable, since incorporation. The financial books and records and accounts of the Company and any of its Subsidiaries in all material respects have been maintained in accordance with good business practices and in accordance with IFRS on a basis consistent with prior years, and are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Company and any of its Subsidiaries.

(39)	Non-Arm’s Length Transactions. Except as disclosed in Schedule D.39 of the Company Disclosure Letter, there are no current Contracts, commitments, agreements, arrangements or other transactions between the Company or any of its Subsidiaries, on the one hand, and any: (i) officer or director of the Company or any of its Subsidiaries; (ii) any holder of record or beneficial owner or 5% or more of the outstanding Company Shares; or (iii) any affiliate or associate or any such officer, director or Company Shareholder, on the other hand.

(40)	Financial Advisors or Brokers. Neither the Company nor any of its Subsidiaries has incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker, for any brokerage, finder’s, advisory or other fee, commission or expense reimbursement in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to the Company, other than as set out in Schedule D.40 of the Company Disclosure Letter.

(41)	Fairness Opinions. Each of the Company Board and the Company Special Committee have received the Company Fairness Opinions and the Company Special Committee Fairness Opinion, respectively, in oral form, and such opinions have not been modified, amended, qualified or withdrawn. True and complete copies of the Company Fairness Opinions and the Company Special Committee Fairness Opinion in written form will be provided by the Company to the Purchaser promptly following delivery by NBF, Morgan Stanley and Stifel, respectively. The fees payable to Stifel shall be a flat fee for delivery of the fairness opinion irrespective of the conclusions of the fairness opinion and no portion of any fee payable to Stifel shall be conditional on the closing of the Arrangement.

(42)	Company Board Approval; Company Supporting Securityholders.

(a)	The Company Special Committee, at a meeting duly called and held, upon consultation with legal and financial advisors, has unanimously determined that the Arrangement is fair to the Company Securityholders and is in the best interests of the Company, and has recommended that the Company Board approve the execution and delivery of this Agreement and the transactions contemplated by this Agreement and recommend that the Company Securityholders vote in favour of the Arrangement Resolution.

(b)	The Company Board, at a meeting duly called and held, upon consultation with legal and financial advisors, and on the recommendation of the Company Special Committee, has unanimously determined that the Arrangement is fair to the Company Securityholders and is in the best interests of the Company, has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and has unanimously resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution.

(c)	Each director and executive officer of the Company intends to vote all Company Shares and applicable securities held by him or her in favour of the Arrangement Resolution and has agreed that the news release announcing the execution of this Agreement may so state and that references to such intention may be made in the Joint Circular and other documents relating to the Arrangement.

(43)	First Nations or Indigenous Claims.

(a)	Schedule D.43 of the Company Disclosure Letter sets out a list of all collaboration agreements or similar Contracts with first nations or indigenous groups to which the Company or any of its Subsidiaries is a party, and the Company has made available to the Purchaser in the Data Room true and complete copies of all such Contracts, each of which are in full force and effect. Other than as disclosed in Schedule D.44 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries have any outstanding agreements, memorandums of understanding or similar arrangements with any first nations or indigenous groups and neither the Company nor any of its Subsidiaries nor any person acting on behalf of the Company or any of its Subsidiaries is currently in discussions or negotiations with any first nations or indigenous groups, or any individual, with respect to entering into a new impact benefit agreement or similar Contract, or terminating, amending, modifying or supplementing any existing impact benefit agreement or similar Contract. The Company is not, and no first nations or indigenous group (or any officials thereof) has asserted that the Company is, in material default under any such Contract.

(b)	The Company has not received any material land entitlement claims or first nations or indigenous claims which affect the Company or any of its Subsidiaries nor, to the knowledge of the Company, have any material land entitlement claims or first nations or indigenous claims been threatened which relate to the Company Properties, any Permits or the operation by the Company or any of its Subsidiaries of its businesses in the areas in which such operations are carried on or in which the Company Properties are located.

(c)	There are no material ongoing or outstanding discussions, negotiations, or similar communications with or by any first nations or indigenous group concerning the Company, any of its Subsidiaries or their respective business, operations or assets.

(d)	No first nations or indigenous blockade, occupation, illegal action or on-site protest has occurred or, to the knowledge of the Company, has been threatened in connection with the activities on the Company Properties.

(e)	The Company and its Subsidiaries maintain good relationships with all first nations and indigenous groups, local communities and persons affected by or located on or near the Company Properties in all material respects, and there are no material complaints, issues, proceedings or discussions which are ongoing or anticipated which could have the effect of interfering, delaying, or impairing the ability to explore, develop and operate any Company Properties.

(44)	NGOs and Community Groups. No material dispute between the Company or any of its Subsidiaries and any non-governmental organization, community, community group exists or, to the knowledge of the Company, is threatened or imminent with respect to the Company Properties or operations. The Company has provided the Purchaser and its Representatives with full and complete access to all material correspondence received by the Company, any of its Subsidiaries or their Representatives from any non-governmental organization, community, community group or first nations or indigenous group.

(45)	Privacy and Data Security.

(a)	The Company is in compliance with all Data Security Requirements in all material respects. Neither: (i) the execution, delivery or performance of this Agreement nor (ii) the consummation of the Arrangement or any of the transactions contemplated by this Agreement or the Plan of Arrangement will result in any violation of any Data Security Requirement.

(b)	The Company has not received any subpoena, demand, inquiry, or other written notice from any Governmental Authority investigating, inquiring into, or otherwise relating to any actual or potential violation of any Data Security Requirement or any Data Security Incident, nor is the Company otherwise aware that it is under investigation by any Governmental Authority for any actual or potential violation of any Data Security Requirement or relating to any Data Security Incident. No notice, complaint, claim, enforcement action, or litigation of any kind has been threatened in writing, served on, initiated or otherwise asserted, against the Company relating to any actual or potential violation of any Data Security Requirements or any Data Security Incident, or under any applicable industry standards.

(c)	The Company has taken commercially reasonable steps consistent with Data Security Requirements to protect the integrity and security of its information technology systems and to ensure that Personal Information in its possession, custody or control is protected against Data Security Incidents. The Company has established and complied at all times, in all material respects, with an information security program (the “Information Security Program”) that materially complies with all Data Security Requirements, that is consistent with industry practice and: (i) includes administrative, technical and physical safeguards, controls and measures that are designed to protect the security and integrity of data, including Personal Information, trade-secrets, proprietary information and confidential information, owned, controlled, maintained, held, or processed by the Company or any third party operating at the direction of the Company, (ii) includes disaster recovery, business continuity, incident response, and security plans, procedures and facilities, and (iii) is designed to detect and protect against Data Security Incidents. The Company has conducted security assessments and tests of its computer systems on no less than an annual basis, including engaging independent third parties to test its computer systems for vulnerabilities, Data Security Incidents, and cyber threats. To the knowledge of Company, the Information Security Program is adequate in all material respects.

(d)	Except as disclosed in Schedule D.45 of the Company Disclosure Letter, to the knowledge of Company (i) there have been no Data Security Incidents or other adverse events or incidents related to Personal Information in the possession, custody or control of the Company, including any system failures, breakdowns, or viruses; (ii) no breach or violation of any of the Company’s computer systems or Information Security Program has occurred or is threatened in writing, and there has been no unauthorized or illegal use of or access to any Personal Information; (iii) the Company has not been adversely affected by any denial-of-service or other attack designed to materially interrupt operations or to interrupt access to the Company’s computer systems; and (iv) the Company has not notified nor has it been required to notify any person of any Data Security Incidents or other adverse events or incidents related to Personal Information.

SCHEDULE E
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(1)	Organization and Corporate Capacity. The Purchaser is a corporation duly incorporated, validly existing and is in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate and legal power and capacity to own, lease and operate its assets and properties as now owned and to carry on its business as it is now being carried on. The Purchaser is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification, licensing or registration necessary. The Purchaser has provided the Company with complete and correct copies of the constating documents of the Purchaser, as may have been amended prior to the date of this Agreement.

(2)	Authority Relative to this Agreement. The Purchaser has the requisite corporate power, authority and capacity to enter into and perform its obligations under this Agreement and to complete the transactions contemplated hereby. The execution and delivery of this Agreement and the completion by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the directors of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement or the completion by the Purchaser of the transactions contemplated hereby, other than Purchaser Shareholder Approval. This Agreement has been duly executed and delivered by the Purchaser and constitutes legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(3)	Required Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is necessary for the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion by the Purchaser of the Arrangement, other than:

(a)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(b)	the Final Order, and any filings required in order to obtain the Final Order; and

(c)	the Required Regulatory Approvals.

(4)	No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3 of this Schedule E, the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion of the Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both):

(a)	result in a contravention, breach, violation or default under any Law applicable to it or any of the Purchaser’s material properties or assets in any material respect;

(b)	result in a contravention, conflict, violation, breach or default under its constating documents in any material respect;

(c)	result in a material contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any approval under, any Material Purchaser Contract; or

(d)	result in the creation of any Lien upon the Purchaser Properties.

(5)	Capitalization. The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares. As at the Business Day immediately prior to the date of this Agreement, there were: (i) 198,570,520 Purchaser Shares issued and outstanding, all of which have been duly authorized and validly issued and are fully paid and non-assessable; (ii) 2,444,190 outstanding stock options, each entitling the holder thereof to one Purchaser Share upon the exercise thereof; (iii) 1,050,379 performance share units, each of which may be settled through the issuance of Purchaser Shares on a one for one basis, cash or a combination of both; (iv) 706,248 restricted share units, each of which may be settled through the issuance of Purchaser Shares on a one for one basis, cash or a combination of both; and (v) 302,162 deferred share units, each of which are settled in cash. All Consideration Shares will, when issued in accordance with the terms of this Agreement and the Plan of Arrangement, be duly authorized, validly issued, fully paid and non-assessable Purchaser Shares. Except as disclosed in the preceding sentences of this paragraph, the Purchaser has no other outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating the Purchaser to issue or sell any Purchaser Shares or other securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Purchaser Shares or other securities of the Purchaser. The Purchaser Shares are, and the Consideration Shares will be, listed on the TSX and the NYSE and, except for such listings, no securities of the Purchaser are listed or quoted for trading on any other stock or securities exchange or market. The Purchaser Shares are registered under Section 12 of the U.S. Exchange Act.

(6)	Reporting Issuer Status and Securities Laws Matters. The Purchaser is a “reporting issuer” within the meaning of applicable Canadian Securities Laws in each of the provinces and territories of Canada, and not on the list of reporting issuers in default under applicable Canadian Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Purchaser that remains in effect, and the Purchaser is not in default of any material provision of applicable Securities Laws. Trading in the Purchaser Shares on the TSX and the NYSE is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Purchaser is pending or, to the knowledge of the Purchaser, threatened. To the knowledge of the Purchaser, no inquiry, review or investigation (formal or informal) of the Purchaser by any securities commission or similar regulatory authority under applicable Securities Laws or the TSX or the NYSE is in effect or ongoing or expected to be implemented or undertaken. To the knowledge of the Purchaser, the Purchaser is not subject to any continuous disclosure or other public reporting requirements under any securities Laws, other than the continuous disclosure and other public reporting requirements under the Securities Laws. The documents and information comprising the Purchaser Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSX and NYSE and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Purchaser has not filed any confidential material change report that at the date hereof remains confidential or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any securities commissions or similar regulatory authority. There are no outstanding or unresolved comments in comment letters from any securities commission or other similar regulatory authority with respect to any of the documents and information comprising the Purchaser Public Disclosure Record and, to the knowledge of the Purchaser, neither the Purchaser nor any such documents or information is subject of ongoing audit, review or comment by any securities commission or other similar regulatory authority or the TSX or NYSE. Neither the Purchaser nor any of its Subsidiaries is required to register as an “investment company” under the United States Investment Company Act of 1940 and the Purchaser is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act).

(7)	Financial Statements.

(a)	The Purchaser Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable Laws, except as otherwise stated in the notes to such statements or, in the case of the Purchaser Annual Financial Statements, in the auditor’s report thereon. The Purchaser Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities and financial condition of the Purchaser as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Purchaser for the periods covered thereby (subject, in the case of the Purchaser Interim Financial Statements, to normal period end adjustments). There are no outstanding loans made by the Purchaser to any director or officer of the Purchaser. The Purchaser Financial Statements do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to any period covered by the Purchaser Financial Statements. The Purchaser does not intend to correct or restate, nor is there any basis for any correction or restatement of, any aspect of any of the Purchaser Financial Statements.

(b)	Neither the Purchaser nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any Joint Venture, off-balance sheet partnership or any similar Contract where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Purchaser or any of its Subsidiaries in the published financial statements of the Purchaser or the Purchaser Public Disclosure Record.

(c)	The Purchaser has: (i) designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Purchaser is made known to the Chief Executive Officer and Chief Financial Officer of the Purchaser on a timely basis, particularly during the periods in which the annual or interim filings are being prepared; (ii) designed a process of internal control over financial reporting (as such term is defined in NI 52-109) for the Purchaser providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109; (iii) has evaluated the effectiveness of the Purchaser’s disclosure controls and procedures and has disclosed in its MD&A its conclusions about the effectiveness of its disclosure controls and procedures; and (iv) has evaluated the effectiveness of the Purchaser’s internal control over financial reporting and has disclosed in its MD&A its conclusions about the effectiveness of internal control over financial reporting and, if applicable, the necessary disclosure relating to any material weaknesses.

(d)	To the knowledge of the Purchaser: (i) there are no material weaknesses in, the internal controls over financial reporting of the Purchaser that could reasonably be expected to adversely affect the Purchaser’s ability to record, process, summarize and report financial information; and (ii) there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Purchaser.

(e)	Since January 1, 2024, the Purchaser has received no: (i) complaints from any source regarding accounting, internal accounting controls or auditing matters; or (ii) expressions of concern from employees of the Purchaser regarding questionable accounting or auditing matters.

(f)	The financial books, records and accounts of the Purchaser have been maintained in all material respects in accordance with IFRS on a basis consistent with prior years and in accordance with the applicable Laws of its jurisdiction of incorporation.

(8)	Undisclosed Liabilities. Except for: (i) liabilities, obligations, commitments and contingencies that are specifically presented in the Interim Financial Statements and MD&A; and (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2025, the Purchaser has not incurred any material liabilities or obligations of any nature that are of the manner required to be presented on the financial statements in accordance with IFRS, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar Contract with respect to the obligations, liabilities or indebtedness of any person.

(9)	Auditors. The Purchaser’s auditors are independent with respect to the Purchaser within the meaning of the rules of professional conduct applicable to auditors in Canada and there has not been a reportable event (within the meaning of section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) with the Purchaser’s current auditors.

(10)	Absence of Certain Changes. Except as disclosed in the Purchaser Public Disclosure Record or Schedule E.10 of the Purchaser Disclosure Letter, since December 31, 2024:

(a)	the Purchaser has conducted its business only in the ordinary course of business;

(b)	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect;

(c)	there has not been any material write-down by the Purchaser of any of the assets of the Purchaser;

(d)	there has not been any material acquisition or sale, lease, license or other disposition or encumbrance by the Purchaser with respect to the Purchaser Properties or any other material assets of the Purchaser;

(e)	the Purchaser has not effected or passed any resolution to approve a split, division, consolidation, combination or reclassification of the Purchaser Shares or any other securities of the Purchaser;

(f)	there has not been any entering into, or material amendment of, any Material Purchaser Contract other than in the ordinary course of business; and

(g)	the Purchaser has not agreed, announced, resolved or committed to do any of the foregoing.

(11)	Compliance with Laws.

(a)	The business of the Purchaser has been for the past five years and is currently being conducted in compliance with all applicable Laws in all material respects. Without limiting the generality of the foregoing, all issued and outstanding Purchaser Shares have been issued in compliance with all applicable Securities Laws.

(b)	Neither the Purchaser nor, to the knowledge of the Purchaser, any director, officer, supervisor, manager, employee or agent of the Purchaser, has: (i) violated any applicable anti-corruption, anti-bribery, export control, and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act; (ii) made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada or any other jurisdiction other than in accordance with applicable Laws, (iii) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (iv) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.

(c)	The operations of the Purchaser are and have been conducted at all times in compliance in all material respects with applicable financial record-keeping and reporting requirements of the Money Laundering Laws and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator non-Governmental Authority involving the Purchaser with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

(12)	Permits. The Purchaser and each of its applicable Subsidiaries have identified, obtained, acquired or entered into, and is in compliance in all material respects with all Permits with respect to the Purchaser Properties (including any interest in, or right to earn an interest in, any of the Purchaser Properties) required by applicable Laws to conduct its current business at the Purchaser Properties as now being conducted (as described in the Purchaser Public Disclosure Record) in all material respects. All such Permits are valid and subsisting and in full force and effect, enforceable in accordance with terms thereof. All Permits are in good standing and there has been no material default under any Permit, are renewable by their terms or in the ordinary course of business, and all fees and other amounts required to be paid with respect to such Permits to the date hereof have been paid. Except as disclosed in Schedule E.12 of the Purchaser Disclosure Letter, there are no actions, proceedings or investigations, pending, or to the knowledge of the Purchaser, threatened, against the Purchaser or any such applicable Subsidiary that could reasonably be expected to result in the suspension, loss or revocation of any such Permits.

(13)	Litigation. There are no Proceedings against or involving the Purchaser (whether in progress or, to the knowledge of the Purchaser, threatened) which, if adversely determined, would, individually or in the aggregate, result in a Purchaser Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement. To the knowledge of the Purchaser, there is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Purchaser which, individually or in the aggregate, would result in a Purchaser Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(14)	Restrictions. Neither the Purchaser nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect or that would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.

(15)	Insolvency. No act or proceeding has been taken by or against the Purchaser in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Purchaser or for the appointment of a trustee, receiver, manager or other administrator of the Purchaser or any of its properties or assets nor, to the knowledge of the Purchaser, is any such act or proceeding threatened. The Purchaser has not sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Purchaser nor any of its properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Purchaser to conduct its business as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect or would reasonably be expected to prevent or significantly impede or delay the completion of the Arrangement.

(16)	Interest in Properties.

(a)	Each of the Purchaser and its Subsidiaries, as applicable, possesses or has obtained in its name, and is in material compliance with, all licences, permits, certificates, orders, grants and other authorizations necessary to conduct its business as currently conducted relating to the Purchaser Properties, and the Purchaser Properties comply in all material respects with all applicable Laws.

(b)	Other than the Purchaser Properties or as disclosed in Schedule E.16(b) of the Purchaser Disclosure Letter, the Purchaser and its Subsidiaries do not own or have any interest in any material real property.

(c)	Other than as set out in the Purchaser Public Disclosure Record, the Purchaser, directly or indirectly through its Subsidiaries, has good, valid and sufficient right, title and interest, free and clear of any title defect or Lien (other than Permitted Encumbrances), to: (i) all prospecting, exploration, pre-development, development and exploration licences, mining claims, mining leases, mining concessions, and all other rights relating in any manner whatsoever to their interest in, or exploration for, or extraction and exploitation of minerals on, the Purchaser Properties, as are necessary to perform the operation of its business as presently owned and conducted; (ii) their immovable property, access and surface rights, rights of way, ingress and egress rights, servitudes, rights of superficies and other necessary property or immovable real rights (in each case from landowners and authorities permitting the use of land by the Purchaser or its Subsidiaries) in respect of the Purchaser Properties, in each case, as are necessary to perform the operation of its business as presently owned and conducted; and (iii) the Purchaser Properties, all benefits derived therefrom, including all the properties and assets reflected in the balance sheet forming part of the Purchaser Public Disclosure Record relating to the Purchaser Properties, together with all additions thereto.

(d)	All prospecting, exploration, pre-development, development and exploitation licences, mining claims, mining leases, mining concessions and other mineral property rights (including access and surface rights, rights of way, ingress and egress rights, servitudes, rights of superficies and other necessary property or immovable real rights) held by the Purchaser or its Subsidiaries, or in which the Purchaser or any of its Subsidiaries has an economic interest, whether legal or beneficial, regarding the Purchaser Properties (the “Purchaser Mining Rights”) have been validly obtained and, if an immovable real right, registered in accordance with all Laws. All Purchaser Mining Rights are held by the Purchaser or its Subsidiaries under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments sufficient to permit the Purchaser and/or its Subsidiaries to access the Purchaser Properties and explore and exploit the minerals relating thereto in all material respects, subject to the Permitted Encumbrances and the Liens and royalties described in the Purchaser Public Disclosure Record or as disclosed in Schedule E.16(d) of the Purchaser Disclosure Letter.

(e)	Other than as disclosed in the Purchaser Public Disclosure Record, the Purchaser, directly or indirectly through its Subsidiaries, has all necessary mineral or property rights relating to the Purchaser Properties as may be necessary or desirable to grant the Purchaser or its Subsidiaries the right and ability to conduct its current operations. Each of the property interests or rights and each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in the name of the Purchaser or its applicable Subsidiary free and clear of all Liens, other than Permitted Encumbrances.

(f)	Other than as set out in the Purchaser Public Disclosure Record: (i) the Purchaser and its Subsidiaries, as applicable, has the exclusive right to deal with the Purchaser Properties; (ii) no person or entity of any nature whatsoever other than the Purchaser has any interest in the Purchaser Properties or any right to acquire or otherwise obtain any such interest; (iii) there are no earn-in rights, back-in rights, rights of first refusal, royalty rights, streaming rights, or other rights of any nature whatsoever which would affect the Purchaser’s or its Subsidiaries’ interests in the Purchaser Properties; (iv) neither the Purchaser nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in any Purchaser Properties; and (v) the Purchaser Mining Rights are in good standing under and comply in all material respects with all Laws and all work required to be performed has been performed and all taxes, fees, expenditures and all other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made, except where any failure to perform such work, pay such amounts or make such filings would not, individually or in the aggregate, be reasonably expected to result in a Purchaser Material Adverse Effect.

(g)	There are no materially adverse claims, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of the Purchaser, that are threatened, affecting or which could affect the right, title or interest of the Purchaser or any of its Subsidiaries in any Purchaser Properties or the ability of the Purchaser or its Subsidiaries to explore, develop or operate the Purchaser Properties, including the title to or ownership by the Purchaser or any of its Subsidiaries of the foregoing, or which might involve the possibility of any judgement or liability affecting any Purchaser Properties or Purchaser Mining Right.

(17)	Taxes.

(a)	The Purchaser has duly and timely filed all Returns required to be filed by it with any Governmental Authority and each such Return is complete and correct in all material respects. The Purchaser has paid or caused to be paid to the appropriate Governmental Authority on a timely basis all Taxes (including instalments on account of Taxes) which are due and payable, all assessments and reassessments and all other Taxes as are due and payable by it, other than those the failure to pay or provide accruals for Taxes would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(b)	Except as disclosed in Schedule E.17(b) of the Purchaser Disclosure Letter, no audit, action, investigation, deficiencies, litigation, or proposed adjustments are currently asserted and not yet resolved or, to the knowledge of the Purchaser, threatened with respect to Taxes of the Purchaser, which could have a Purchaser Material Adverse Effect. The Purchaser is not a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Purchaser, threatened. To the knowledge of the Purchaser, no Return of the Purchaser is under investigation, review, audit or examination by any Governmental Authority, with the exception of customary review processes, with respect to any Taxes, and no written notice of any investigation, review, audit or examination by any Governmental Authority has been received by the Purchaser with respect to any Taxes in the past 12 months.

(c)	No Lien for Taxes has been filed or exists with respect to any assets or properties of the Purchaser other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings.

(d)	There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return or any payment of Taxes by the Purchaser.

(e)	All Taxes (including Taxes and other amounts in respect of any amount paid or credited or deemed to be paid or credited to or for the account or benefit of any person, including employees, officers or directors and any person who is a non-resident of Canada for purposes of the Tax Act) that the Purchaser has been required to withhold have been duly withheld and have been duly and timely paid to the proper Governmental Authority. The Purchaser has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, payroll taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Authority within the time required under applicable Laws. The Purchaser has, to the extent required under applicable Laws, duly charged, collected and remitted on a timely basis all Taxes on any sale, supply or delivery whatsoever, made by it. The Purchaser, if legally required to do so, is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax.

(f)	There are no rulings or closing agreements relating to the Purchaser which may materially affect their liability for Taxes for any taxable period commencing after the Effective Date.

(g)	No material claim has been made in the last five years in writing by a Governmental Authority in respect of Taxes in a jurisdiction where the Purchaser does not file Returns that the Purchaser is or may be subject to Tax by that jurisdiction.

(h)	The Purchaser does not carry on any material business in a jurisdiction in which it does not file a Return and in which a Return is required to be filed under the Laws of that jurisdiction.

(i)	Except as disclosed in Schedule E.17(i) of the Purchaser Disclosure Letter, for all material transactions between the Purchaser and any person who is not resident in Canada for purposes of the Tax Act with whom the Purchaser was not dealing at arm’s length for purposes of the Tax Act, the Purchaser has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or comparable provisions of any other applicable legislation).

(j)	No circumstances exist or may reasonably be expected to arise as a result of matters existing before the Effective Date that may result in the Purchaser being subject to section 160 of the Tax Act (or comparable provisions of any other applicable legislation).

(k)	Except as disclosed in Schedule E.17(k) of the Purchaser Disclosure Letter, none of sections 15, 78, 79 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to the Purchaser and there are no circumstances existing which could reasonably be expected to result in the application of sections 15, 78, 79 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to the Purchaser.

(l)	Except as disclosed in Schedule E.17(l) of the Purchaser Disclosure Letter, there are no circumstances which exist and would result in, or which have existed and resulted in, section 17 of the Tax Act applying to the Purchaser. The Purchaser is not obligated to make any payments and is not a party to any agreement under which it could be obligated to make any payment that will not be deductible in computing its income under the Tax Act by virtue of Section 67 of the Tax Act.

(m)	Except as disclosed in Schedule E.17(m) of the Purchaser Disclosure Letter, the Purchaser is not a party to any agreement, understanding or arrangement relating to the allocation or sharing of Taxes (excluding customary commercial agreements entered into in the ordinary course of business the primary subject of which is not Taxes).

(n)	The Purchaser is a “taxable Canadian corporation”, as that term is defined in subsection 89(1) of the Tax Act.

(o)	Except as disclosed in Schedule E.17(o) of the Purchaser Disclosure Letter, the Purchaser has not applied for any subsidies under Section 125.7 of the Tax Act, or any analogous or similar COVID-19 relief measures enacted by any Governmental Authority, to which it was not entitled.

(p)	The Purchaser has not entered into any “reportable transaction”, as defined in subsection 237.3(1) of the Tax Act (or comparable provisions of any other applicable legislation), or any “notifiable transaction”, as defined in subsection 237.4(1) of the Tax Act (or comparable provisions of any other applicable legislation).

(q)	The Purchaser and each of its Subsidiaries is resident for Tax purposes (as determined in accordance with relevant Tax Laws) in the jurisdiction in which it was incorporated or formed.

(r)	The Purchaser and each of its Subsidiaries maintains detailed valuation records or documents for all material transactions between the Purchaser or such Subsidiary, as the case may be, and any person with whom the Purchaser or such Subsidiary was not dealing at arm’s length for purposes of the Tax Act.

(s)	The Purchaser has kept all records and supporting documents required by applicable Laws and regulations in respect of Taxes in accordance with such Laws and regulations in all material respects.

(18)	Contracts.

(a)	All Material Purchaser Contracts to which the Purchaser is a party are in full force and effect, and the Purchaser is entitled to all rights and benefits thereunder in accordance with the terms thereof. The Purchaser has made available to the Company for inspection true and complete copies of all of the Material Purchaser Contracts that the Company has requested and, except as disclosed in Schedule E.18(a) of the Purchaser Disclosure Letter, no Material Purchaser Contract has been materially modified, rescinded, or terminated. All of the Material Purchaser Contracts are valid and binding obligations of the Purchaser and enforceable against the other parties thereto in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(b)	Neither the Purchaser nor, to the knowledge of the Purchaser, any of the other parties thereto, is in material breach or violation of or in material default under (in each case, with or without notice or lapse of time or both) any Material Purchaser Contract and the Purchaser has not received or given any notice of default under any such Material Purchaser Contract which remains uncured, and there exists no state of facts which after notice or lapse of time or both would constitute a material default under or material breach of any such Material Purchaser Contract or the inability of a party to any such Material Purchaser Contract to perform its obligations thereunder.

(c)	The Purchaser has not received any notice (whether written or oral), that any party to a Material Purchaser Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Purchaser, and to the knowledge of the Purchaser, no such action has been threatened.

(d)	Neither the entering into of this Agreement, nor the consummation of the Arrangement or any of the other transactions contemplated by this Agreement will trigger any change of control or similar provisions in any of the Material Purchaser Contracts.

(19)	Employment Matters. Other than as disclosed on Schedule E.19 of the Purchaser Disclosure Letter, the Purchaser is not a party to or bound or governed by, or subject to:

(a)	any collective bargaining agreement or similar Contract;

(b)	to the knowledge of the Purchaser, any unfair labour practice complaint, grievance or arbitration proceeding, or any labour dispute, strike or lock-out relating to or involving any Purchaser employee and no such event has occurred within the last three years;

(c)	any material employment-related Proceeding; or

(d)	any allegations of sexual or other unlawful harassment or discrimination made against any director or officer of the Purchaser.

(20)	Health and Safety. There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation legislation in respect of the Purchaser and the Purchaser has not been reassessed under such legislation during the past three years and no audit of the Purchaser is currently being performed pursuant to any applicable workers’ compensation legislation. There are no charges pending under OHSA in respect of the Purchaser. The Purchaser has complied with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding. There have been no fatalities or critical accidents in the operations of the Purchaser in the last three years.

(21)	Employment Laws. The Purchaser is operating in all material respects in compliance with all applicable Laws with respect to employment and labour, including employment and labour standards, vacation, discrimination, harassment, retaliation, wages, classification, hours of work, overtime, immigration, occupational health and safety, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of the Purchaser, threatened claims, complaints, investigations or orders under any such Laws.

(22)	Employment Accruals. All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, paid time off and benefits, including under any Purchaser employee benefit plans and other similar accruals have in all material respects either been paid or are accurately reflected in the books and/or records of the Purchaser.

(23)	Environment.

(a)	The Purchaser is carrying on and has for the last three years carried on its operations in compliance with all applicable Environmental Laws in all material respects and the Purchaser Properties and assets of the Purchaser comply with all applicable Environmental Laws in all material respects.

(b)	The Purchaser has all material Environmental Approvals for all of the Purchaser Properties. Except as disclosed in the Purchaser Public Disclosure Record, each such Environmental Approval is valid, subsisting and in good standing, and the Purchaser is not in default or breach in any material respect of any Environmental Approval, and no proceeding is pending or, to the knowledge of the Purchaser, threatened in relation to Environmental Approvals and no grounds exist to revoke or materially and adversely limit, any Environmental Approval.

(c)	The Purchaser has all closure, remediation plans required by Environmental Laws or Environmental Approvals and all financial assurance or guarantees required by Governmental Authorities or under Environmental Laws have been provided.

(d)	Except as disclosed in Schedule E.(23)(d) of the Purchaser Disclosure Letter, the Purchaser is not subject to any material actual, potential or contingent liability relating to: (i) any Remedial Action except for the customary obligations described in subsection (23)(c) or as otherwise contemplated under the Environmental Approvals; or (ii) material non-compliance with Environmental Laws.

(e)	The Purchaser Properties have not been used by the Purchaser to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, transfer, produce or process Hazardous Substances, except in material compliance with all Environmental Laws. To the knowledge of the Purchaser, there are no Hazardous Substances at, in, on, under or migrating to or from the Purchaser Properties which could reasonably be expected to result in any material liability of the Purchaser.

(f)	Except as disclosed in Schedule E.(23)(f) of the Purchaser Disclosure Letter, the Purchaser has not treated or disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location in a manner that could reasonably be expected to result in any material liability of the Purchaser.

(g)	Except for the customary obligations described in subsection 23(c) or as otherwise contemplated under Environmental Approvals, the Purchaser has not assumed or retained any material liability or obligation pertaining to environmental matters as a result of the acquisition or disposition of any assets or real property.

(h)	The Purchaser has not received nor has it been advised that it will receive from any person or Governmental Authority any notice of any material proceeding, action or other claim, liability or responsibility arising under any Environmental Laws that is pending as of the date of this Agreement. The Purchaser Properties are not subject to any enforcement actions by any Governmental Authority that create the reasonable potential for any material proceeding, action, or other claim against the Purchaser.

(i)	Except for the customary obligations described in subsection 23(c), there are no environmental matters requiring or expected to require any material work, repairs, construction or capital expenditures with respect to any of the assets of the Purchaser, including its tailings facilities, other than those already reflected in the financial forecasts that the Purchaser has provided to the Company in connection with the transaction contemplated by this Agreement.

(j)	All material reports and documents relating to environmental matters affecting the Purchaser, their respective business, and the Purchaser Properties which are in the possession or under the control of the Purchaser have been provided to the Company.

(k)	The Purchaser maintains a system of internal environmental management controls sufficient to provide reasonable assurance of compliance in all material respects of its mining and processing with the requirements of applicable Environmental Laws.

(l)	Other than for ongoing legislative reporting or in the ordinary course of business, (i) there are no environmental audits, evaluations, assessments, studies or tests that were commissioned by the Purchaser respecting the business, operations, owned, leased or occupied properties or facilities of the Purchaser or in which it has a direct or indirect economic interest; and (ii) the Purchaser has not received any request for information in connection with any federal, provincial, municipal or local inquiries as to disposal sites, and in each case, that were either commissioned or requested as a result of any events that would, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(24)	Insurance. The Purchaser has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of operations, all of which are in full force and effect.

(25)	Books and Records. The corporate records and minute books of the Purchaser have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects. The financial books and records and accounts of the Purchaser in all material respects have been maintained in accordance with good business practices and in accordance with IFRS on a basis consistent with prior years.

(26)	First Nations or Indigenous Claims.

(a)	Neither the Purchaser or any Subsidiary of the Purchaser has received any first nations or indigenous claims which affects the Purchaser or such Subsidiary nor, to the knowledge of the Purchaser or such Subsidiary, have any first nations or indigenous claims been threatened which relates to the Purchaser Properties, any Permits or the operation by the Purchaser or its Subsidiaries of their businesses in the areas in which such operations are carried on or in which the Purchaser Properties are located.

(b)	Since January 1, 2024, no first nations or indigenous blockade, occupation, illegal action or on-site protest has occurred or, to the knowledge of the Purchaser or its Subsidiaries, has been threatened in connection with the Purchaser’s or its Subsidiaries’ activities on the Purchaser Properties.

(27)	NGOs and Community Groups. Except as disclosed in Schedule E.27 of the Purchaser Disclosure Letter, no material dispute between the Purchaser and any non-governmental organization, community, or community group exists or, to the knowledge of the Purchaser, is threatened or imminent with respect to the Purchaser Properties or operations.

(28)	Investment Canada Act. The Purchaser is not a “non-Canadian” as such term is defined under the Investment Canada Act, R.S.C., 1985, c. 28 (1st Supp.), as amended.

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